As confidentially submitted to the U.S. Securities and Exchange Commission on August 17, 2022.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Earntz Healthcare Products, Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	5047	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification number)

Mr. Junjie Hu

88 Jiangong Road, Building #3

Fengjing, Jinshan District, Shanghai China 201502

Tel: + (86) 21 5735-8082

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor
New York, NY 10168

Phone: (800) 221-0102

Fax: (800) 944-6607

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey Li, Esq. FisherBroyles, LLP 1200 G Street NW, Suite 800 Washington, D.C. 20005 (202) 830-5905	Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central Hong Kong SAR 852-3923-1111

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee(2)
Ordinary shares, par value $0.0001 per share(3)	[__]	$	[__]	$	[__]	$	[__]
Underwriters’ warrants (4)	[__]		[__]		[__]		[__]
Ordinary shares underlying underwriters’ warrants (4)	[__]		[__]		[__]		[__]
Total	[__]			$	[__]	$	[__]

(1)	The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o). Includes [ ] additional shares (up to 15% of the ordinary shares offered to the public) that the Underwriter has the option to purchase to cover over-allotments, if any.
(2)	To be paid upon first non-confidential filing of registration statement with the Securities and Exchange Commission
(3)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(4)	In accordance with Rule 457(g) under the Securities Act, because the Registrant’s ordinary shares underlying the Representative’s warrants (as defined below) are registered hereby, no separate registration fee is required with respect to the warrants registered hereby. We have agreed to issue, on the closing date of this offering warrants (the “Representative’s warrants”) to [ ] in an amount equal to 7% of the aggregate number of Ordinary Shares sold by us in this offering. The exercise price of the Representative’s warrants is equal to 135% of the price of our Ordinary Shares offered hereby. The underwriter’s warrants are exercisable for a period of five years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS Subject to Completion	Dated [ ], 2022

[            ] Ordinary Shares

Earntz Healthcare Products, Inc.

This is the initial public offering of the ordinary shares of Earntz Healthcare Products, Inc., par value $0.0001 per share (“Ordinary Shares”). We are offering on a firm commitment basis [__] ordinary shares. We expect the initial public offering price of the shares to be in the range of [$ ] to [$ ] per Ordinary Share. Prior to the completion of this offering, there has been no public market for our Ordinary Shares. We will apply to have our Ordinary Shares listed on the Nasdaq Capital Market (“NASDAQ”). We have reserved the trading symbol ETZ for listing on the NASDAQ. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on NASDAQ. However, we will not complete this offering unless we are so listed.

Upon the completion of this offering, we will be a “controlled company” as defined under Nasdaq Stock Market Rules because Mr. Junjie Hu, the chairman of our board of directors and our Chief Executive Officer, will beneficially own [    ]% of our total outstanding Ordinary Shares assuming the Underwriter does not exercise its over-allotment option, or [     ]% of our total outstanding Ordinary Shares if the Underwriter exercises its over-allotment option in full. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk.  See “Risk Factors” beginning on page 18 of this prospectus for a discussion of information that should be considered before making a decision to purchase our Ordinary Shares.

We are not a Chinese operating company but a Cayman Islands holding company without material operations and our business is conducted by our subsidiaries and through contractual arrangements with a variable interest entity (“VIE”) based in China and this structure involves unique risks to investors. Such contractual arrangements have not been tested in the PRC courts and there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we may be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements.  PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business. Although we are not currently operating in such businesses in China, we might expand our business scope into the areas that are prohibited or restricted for foreign investment. Through the VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies where Chinese law prohibits or restricts us from direct foreign investment, we will be able to freely expand our business operation in the future. Chinese regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors— Risks Related to Doing Business in China —Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” and “Uncertainties and quick change in the PRC legal system with little advance notice could result in a material and negative impact our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us. — Risks Related to Our Corporate Structure— If the Chinese government determines that the contractual arrangements with the VIEs do not comply with applicable regulations, our business could be adversely affected.”

There are legal and operational risks associated with being based in and having all our operations in China and these risks could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including the proposed post-application / post-listing filing procedures with the authority, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity and data privacy reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Data Processing Operators (“DPOs”) engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As of the date of this prospectus, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by Chinese government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Company’s auditor, Wei, Wei & Co., LLP is headquartered in the U.S. and the Public Company Accounting Oversight Board (United States) (the “PCAOB”) currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. The Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspections and investigations.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our business through the operating variable interest entities (“VIEs”) in China. Our ordinary shares offered in this prospectus are shares of our Cayman Islands holding company, and we do not have any equity ownership in the VIEs, instead we consolidate financial results and receive the economic benefits of the VIEs’ business operations through certain contractual arrangements, which are used to replicate foreign investment in Chinese-based companies where Chinese law may restrict or prohibit certain direct foreign investment in the Chinese operating companies. Investors of our ordinary shares will not own any equity interests in the operating VIEs, but instead own shares of a Cayman Islands holding company.

The Company, we, us, our Company, and our are referred to Earntz Healthcare Products, Inc., a holding company incorporated under the laws of the Cayman Islands, and its subsidiaries and VIEs. We currently conduct our business through the operating VIE Shanghai Earntz Nonwoven Co., Ltd., a company incorporated under the laws of China, which manufactures and sells nonwoven fabrics and related products. Our subsidiary in Hong Kong is a holding company with no operations on their own. Our subsidiaries in China are wholly foreign owned enterprises of the Company and have entered into contractual arrangements with the VIEs and become their primary beneficiary. Currently, Shanghai Earntz Nonwoven Co., Ltd. is the only operating variable interest entity of the Company and Beijing Earntz Technology Co., Ltd. has no operation.

As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Neither of our subsidiaries nor the VIEs have made any dividends or other distributions to our holding company and the holding company has not made any dividends or distributions to any investors including U.S. investors as of the date of this prospectus. The holding company, its subsidiaries, and VIEs do not have any plan to distribute dividend or settle amounts owed under the VIE agreements in the foreseeable future. However, to the extent cash/assets in the business is in PRC/Hong Kong or our PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries or the VIEs by the PRC government to transfer cash/assets. See “Dividend Distributions and Cash Transfer Between the Holding Company, Subsidiaries and VIEs”, “Selected Condensed Consolidated Financial Schedule of Earntz Cayman and Its Subsidiaries and VIEs” and “Risk Factors–Risks Related to Doing Business in China – Governmental control of currency conversion may limit our ability to transfer cash between us, our subsidiaries, VIEs or investors including to utilize our net revenues effectively and affect the value of your investment.” In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be. We currently don’t have any cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. As of the date of this prospectus, no cash transfer has been made among the holding company, its subsidiaries and VIE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses(2)	$	$	$

(1)	Represents underwriting discounts equal to 7% per Ordinary Share.
(2)	In addition to the underwriting discounts listed above, we have agreed to issue, upon closing of this offering, warrants to Network 1 Financial Securities, Inc., as representative of the several underwriters (the “Representative”), exercisable beginning from six months after the date of issuance and for a five-year period after the date of commencement of sales of Ordinary Shares in this offering, entitling the representative to purchase 7% of the total number of Ordinary Shares sold in this offering (including any Ordinary Shares sold as a result of the exercise of the underwriters’ over-allotment option) at a per share price equal to 135% of the public offering price (the “Representative’s Warrants”). The registration statement of which this prospectus is a part also covers the Representative’s Warrants and the Ordinary Shares issuable upon the exercise thereof. See “Underwriting” for additional information regarding total underwriter compensation.

We have granted the Representative a 45-day option to purchase up to an additional [ ] Ordinary Shares at the public offering price, less the underwriting discounts, to cover any over-allotments. This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. For a description of other terms of the Representative’s warrants and a description of the other compensation to be received by the Representative, see “Underwriting.”

The Underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting,” on or about [    ], 2022.

The date of this prospectus is ●, 2022

i

About this Prospectus

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

For investors outside the United States, neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934.

Until and including ●, 2022 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We and the underwriters take no responsibility for and can provide no assurances as to the reliability of any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of our Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since that date.

ii

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●

“Beijing Earn and Earn” and “Beijing WFOE” are to Beijing Earn and Earn Management Consulting Co., Ltd., wholly foreign-owned entity incorporated by Earntz International under the laws of the People’s Republic of China on September 17, 2021;

●

“Beijing Earntz” are to Beijing Earntz Technology Co., Ltd.” incorporated on August 3, 2021 under the laws of the People’s Republic of China, which is our variable interest entity that currently has no operation;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“EIT” is to PRC enterprise income tax;

●	“Earntz Healthcare,” “Earntz Cayman,” “we,” “us,” “our Company,” “the Company” and “our” are to Earntz Healthcare Products, Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries and variable interest entities;

●	“Earntz International” or “Earntz HK” are to Earntz International Limited, which was incorporated under the laws of Hong Kong on March 19, 2021 and is a wholly owned subsidiary of Earntz Healthcare;

●	“Exchange Act” are to the Securities and Exchange Act of 1934, as amended;

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“Ordinary Share(s)” are to our Ordinary Shares with a par value of US$0.0001 per share;

●	“PCAOB” are to Public Company Accounting Oversight Board;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Shanghai Earn and Earn” and “Shanghai WFOE” are to Shanghai Earn and Earn Management Consulting Co., Ltd. a wholly foreign-owned entity incorporated by Earntz International under the laws of the People’s Republic of China on July 8, 2021;

●	“Shanghai Earntz” are to Shanghai Earntz Nonwoven Co., Ltd., incorporated on July 25, 2016 under the laws of the People’s Republic of China, which is our variable interest entity that carries out our business operations in China;

●	“U.S.” are to the United States of America;

●	“US$,” “U.S. dollars,” “$” and “dollars” is to the legal currency of the United States; and

●	VIE” are to variable interest entity;

●	“VIEs” are to our variable interest entities, Shanghai Earntz and Beijing Earntz;

●	“WFOE” are to Shanghai WFOE and Beijing WFOE.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the Representative of its over-allotment option.

Our business is conducted by the operating VIE Shanghai Earntz in the PRC, using Renminbi (“RMB”), the currency of China. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

iii

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” beginning on page 18. We note that our actual results and future events may differ significantly based upon a number of factors.  This prospectus contains information from an industry report commissioned by us dated [    ] and prepared by CEVSN Information Consulting Co., Ltd. (“CEVSN”), an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the “CEVSN Report.” The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Overview

We are a holding company incorporated in the Cayman Islands. Our ordinary shares offered in this prospectus are shares of our Cayman Islands holding company. As a holding company with no material operations of our own, we conduct our business through the operating VIE in China. Neither we nor our subsidiaries own any shares in the VIEs. Instead, we consolidate financial results and receive the economic benefits of the business operations of the VIEs through a series of contractual arrangements (the “VIE Agreements”). Investors of our ordinary shares will not own any equity interests in the operating VIEs, but instead own shares of a Cayman Islands holding company.

We, through the operating VIE Shanghai Earntz, are engaged in the business of manufacturing and selling nonwoven fabrics and related products, such as disposable non-surgical face masks as well as eye masks. We are also in the process of developing sanitary products, including adult diapers and feminine hygiene pads. Nonwoven fabrics provide specific functions, such as absorbency, liquid repellence, resilience, stretch, softness, strength, flame retardancy, washability, cushioning, thermal insulation, acoustic insulation, filtration, and use as a bacterial barrier and sterility. Combined with other materials, nonwoven fabrics are widely used in healthcare and consumer products industries.

Shanghai Earntz has two high quality Kasen melt-blown production lines imported from Japan and two Andritz air-through nonwoven production lines made in France. These production lines can produce melt-blown nonwoven fabrics with a filtration efficiency of 99.99%, which can be used to manufacture European FFP3 masks that have the highest protection level. Our mask products obtained many qualifications and test certifications, such as CE certification (FFP2 and FFP3 level), China KN95 level certification, and EUA (Emergency Use Authorization) certification of US FDA. The EUA certification of US FDA was received on August 19, 2020 and has expired on June 30, 2021. We have not export face masks since the expiration of the EUA certification. Shanghai Earntz also has obtained all required permits and licenses for its mask products issued by Shanghai Administration of Market Regulation.

Our primary raw materials are fibers and fabrics. Shanghai Earntz sources raw materials from recognized international brands such as Toray Chemical. Our products have been sold to international markets and countries such as the United States, Germany, Spain, Italy, Portugal, Netherlands, United Arab Emirates, Japan and South Korea. In August 2021, Shanghai Earntz was ranked at No. 4 of the top 50 growth companies in Shanghai by Shanghai Enterprise Federation, Shanghai Entrepreneurs’ Association and Jiefang Daily.

We generate revenue primarily from sales of nonwoven fabrics and face masks to domestic and international customers. Our total revenue decreased significantly by approximately $29.4 million, or 63%, from approximately $46.9 million for the year ended December 31, 2020 to approximately $17.5 million for the year ended December 31, 2021, of which approximately 90% of our revenues were generated from domestic sales and 10% from international sales in 2021. Our net income decreased significantly by approximately $13 million, or 129%, from approximately $10.1 million for the year ended December 31, 2020 to a net loss of approximately $2.9 million for the year ended December 31, 2021. Our sales and net income increased significantly during the outbreak of COVID-19 pandemic as the demand for Personal Protective Equipment (“PPE”) reached an all-time high in 2020. There are still great uncertainties surrounding the future development of COVID-19 including new variants, the efficacy and distribution of vaccines and mandatory face mask requirements by government authorities. For example, due to the outbreak of Omicron variant in China in early 2022, certain cities in China have imposed new restrictions and quarantine requirements with office closures and stay home orders, including Shanghai where our headquarters are located. The office and factory of Shanghai Earntz were closed from March 28, 2022 to April 1, 2022 and reopened with reduced production capacity and limited employees for PPE products only since April 2, 2022 while the city was under a stay home order until June 1, 2022 to contain the spread of COVID-19. Our business operations have fully resumed since June 1, 2022. Therefore, the market demand for PPE products is highly uncertain and is dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 and any new COVID-19 variants and face mask requirements by the government. The related financial impact cannot be reasonably estimated at this time. However, we expect face mask, the PPE product that we currently produce, will represent a relatively smaller percentage of our revenues in the long-term after COVID-19 dissipates and is fully under control worldwide. We intend to allocate more resources and efforts on the development of sanitary products including adult diapers and feminine hygiene pads.

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this prospectus and immediately upon the completion of this offering, assuming no exercise of the over-allotment by the Representative:

As a result of our corporate structure, Earntz Healthcare’s ability to pay dividends may depend upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

The VIEs and China Operations

We are not a Chinese operating company but a Cayman Islands holding company without material operations and our business is conducted by our subsidiaries and through contractual arrangements with a VIE based in China and this structure involves unique risks to investors. Such contractual arrangements have not been tested in the PRC courts and there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we may be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements.  PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business. Although we are not currently operating in such businesses in China, we might expand our business scope into the areas that are prohibited or restricted for foreign investment. Through the VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies where Chinese law prohibits or restricts us from direct foreign investment, we will be able to freely expand our business operation in the future. Chinese regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors— Risks Related to Doing Business in China — Our corporate structure and being based in or having the majority of our operations in China poses to investors and Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations”, “Uncertainties and quick change in the PRC legal system with little advance notice could result in a material and negative impact our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us”, and“ — Risks Related to Our Corporate Structure— If the Chinese government determines that the contractual arrangements with the VIEs do not comply with applicable regulations, our business could be adversely affected.”

The operating VIE Shanghai Earntz is incorporated and operating in mainland China. Shanghai Earntz has received all required permissions (including relevant permits and licenses) from Chinese authorities to operate its current business in China, including a business license, a customs registration certificate, a bank account open permit, and an approval regarding environmental protection.

There are legal and operational risks associated with being based in and having all our operations in China and these risks could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including the proposed post-application / post-listing filing procedures with the authority, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

As a manufacturer and seller of nonwoven fabrics and related products, based on the advice of King & Capital Law Firm, our PRC counsel, we do not believe that we are a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021, effective on February 15, 2022. As of the date of this prospectus, as advised by our Chinese counsel, King & Capital Law Firm, we, our subsidiaries, or the VIEs (1) are not required to obtain permissions from any PRC authorities to offer and issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements from China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (“CAC”) or any other entity that is required to approve of the VIEs’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As of the date of this prospectus, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by Chinese government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. Given the current PRC regulatory environment, it is uncertain when and whether we, our PRC subsidiaries or VIE, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. If we or any of our subsidiaries or VIEs do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we, our subsidiaries and VIEs are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Our independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, Wei, Wei & Co., LLP, is headquartered in New York City and has been inspected by the PCAOB on a regular basis with the last inspection in 2020 and is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

Dividend Distributions and Cash Transfer Between the Holding Company, Subsidiaries and VIEs

Our PRC operating VIE receives substantially all of our revenue and all domestic sales in China are paid in RMB. Under our current corporate structure, to fund any cash and financing requirements we may have, Earntz Healthcare may rely on dividend payments from Earntz International Limited. Shanghai WFOE will receive payments from Shanghai Earntz, pursuant to the VIE Agreements when parties settle the amounts owed under such agreements. Shanghai WFOE may make distribution of such payments to Earntz International Limited as dividends.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOEs are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by the ultimate shareholders of Earntz Healthcare who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. For our subsidiary in Hong Kong and the holding company in Cayman Islands (“Non-PRC Entities”), there is no restrictions on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to US investors. Also, there is no restrictions and limitations on the abilities of Non-PRC Entities to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors as well as the abilities to settle amounts owed. There is also no restriction and limitations on the ability of the WFOE to settle amounts owed by VIEs under the VIEs agreements as both companies are incorporated in China and the amount to be settled will be in RMB without foreign exchange control. However, to the extent cash/assets in the business is in PRC/Hong Kong or our PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries or the VIEs by the PRC government to transfer cash/assets. For our Hong Kong subsidiary and the holding company (“Non-PRC Entities”), there is no restrictions on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to US investors. Also, there is no regulatory restrictions and limitations on the abilities of Non-PRC Entities to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors. However, to the extent cash/assets in the business is in PRC/Hong Kong or our PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash/assets. See “Risk Factors–Risks Related to Doing Business in China – Governmental control of currency conversion may limit our ability to transfer cash between us, our subsidiaries, VIEs or investors including to utilize our net revenues effectively and affect the value of your investment.”

Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Under the existing laws of Hong Kong, funds from capital accounts can be repatriated and remitted overseas without restrictions, and there is no foreign exchange control imposed. According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

As of the date of this prospectus, neither of our subsidiaries nor the VIEs have made any dividends or other distributions to our holding company and the holding company has not made any dividends or distributions to any investors including U.S. investors as of the date of this prospectus. The holding company, its subsidiaries, and VIEs do not have any plan to distribute dividend or settle amounts owed under the VIE agreements in the foreseeable future. To the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, including Earntz HK, the VIEs, and the WFOE, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. We currently don’t have any cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.  Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes On Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5%, if the recipient of the relevant dividends qualifies certain necessary requirements, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. The 5% withholding tax rate, however, does not automatically apply and in current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our WFOEs to their immediate holding company, Earntz International. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Earntz International intends to apply for the tax resident certificate if and when any of our WFOEs’ plans to declare and pay dividends to Earntz International. Pursuant to the Exclusive Consulting and Services Agreement, our Shanghai WFOE has the exclusive rights and ability to receive service fees based on all of the audited net income of the operating VIE Shanghai Earntz, however, we have no plan to settle amounts owed under the VIE agreements.

As of the date of this prospectus, no cash transfer has been made among the holding company, its subsidiaries and VIE.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and are key drivers of our success:

Our Research and Development Capability: During last four years, our highly qualified research and development team of Shanghai Earntz has obtained 35 patents regarding nonwoven fabric, its production process and methods, mask design, mask production process and methods in China. Our technical team of 20 people includes technology personnel with many years of industry experience and some of them hold PhD or master’s degrees. In addition, we entered into a technology development (cooperation) agreement with Zhongyuan University of Technology to jointly develop nonwoven flexible filer materials for PPE in 2020.

Cutting Edge Production Line and High Production Capacity: Currently, Shanghai Earntz has a maximum annual production capacity of 7,500 tons of nonwoven fabrics and over 1 billion masks. By the end of 2022, we expect Shanghai Earntz will reach a maximum annual production capacity of 15,000 tons of nonwoven fabrics as we have ordered two more production lines with a total purchase price of RMB17 million (approximately $2.6 million) of which we have paid RMB 14.27 million (approximately $2.2 million). We expect to pay off the remaining balance for the production lines with our own working capital and they are expected to be delivered and set up for production in during 2022.

Experienced And Accomplished Leadership Team with a Proven Track Record: We and Shanghai Earntz have an experienced management team, and most have many years of R&D, manufacturing, sales and marketing and product commercialization experience in the nonwoven fabrics or related industry.  Some of our management team members also have many years of studying and working overseas, which will help us to expand our international markets to become a global company in the years to come.

Our Growth Strategy

In order to enhance our competitive position and expand our market, we intend to pursue the following strategies and leverage our strengths to further grow our business:

●	Strengthen our market position with more sales and marketing efforts to expand into additional regions and industries for the use of our products;

●	Further expand our production capacities with two more nonwoven production lines;

●	Continue to invest in technologies to enhance our operating efficiency and our product innovations;

●	Continue our efforts to develop new degradable nonwoven products; and

●	Selectively pursue acquisition and investment opportunities.

Corporate History and Structure

In July 2016, the operating VIE, Shanghai Earntz, was incorporated in Shanghai, China and began production in July 2017.

Earntz Healthcare is a holding company incorporated in the Cayman Islands on March 8, 2021. Earntz Healthcare established its directly wholly-owned subsidiary Earntz International, a Hong Kong holding company, on March 19, 2021. Earntz International established Shanghai Earn and Earn, as a wholly foreign-owned subsidiary in China, on July 8, 2021. Earntz Healthcare and its subsidiaries have no material operations. In anticipation of this offering, we completed a reorganization of the Company by entering into a series of contractual arrangements with Shanghai Earntz and its shareholders pursuant to which we gained contractual rights over Shanghai Earntz, as a VIE, because of the conditions we have satisfied for consolidation of the VIE under U.S. GAAP and we are the primary beneficiary of the VIE for accounting purposes. Thereafter, we conduct our operations primarily through Shanghai Earntz.

On July 9, 2021, Shanghai WFOE entered into a series of contractual arrangements with Shanghai Earntz and the shareholders of Shanghai Earntz. These agreements include: (1) an Exclusive Consulting and Services Agreement; (2) an Equity Interest Pledge Agreement; (3) an Exclusive Option Agreements; (4) Powers of Attorney; and (5) Spousal Consent Letters. Pursuant to these agreements, Shanghai WFOE has the exclusive rights to provide consulting services to Shanghai Earntz related to the business operations and management of Shanghai Earntz. For such services, Shanghai Earntz agrees to pay service fees determined based on all of its audited net income to Shanghai WFOE or Shanghai WFOE has obligation to absorb all of Shanghai Earntz’s losses. The agreements remain in effect until and unless Shanghai Earn and Earn agrees to its termination, except the Exclusive Option Agreement that the effective term until all of the option equity interest and the assets of Shanghai Earntz have been lawfully transferred to Shanghai WFOE and/or its designated entity or individual. Until such termination, Shanghai Earntz may not enter into another agreement for the provision of management consulting services without the prior consent of Shanghai WFOE. Also, pursuant to the equity interest pledge agreement between the shareholders of Shanghai Earntz and Shanghai WFOE, such shareholders pledged all of their equity interests in Shanghai Earntz to Shanghai WFOE, to guarantee Shanghai Earntz’s performance of its obligations under the Exclusive Consulting and Services Agreement. Without Shanghai WFOE’s prior written consent, the shareholders of Shanghai Earntz shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Shanghai WFOE’s interests. If Shanghai Earntz breaches its contractual obligations under the aforesaid agreement, Shanghai WFOE, as the pledgee, will be entitled to certain rights and entitlements, including priority in receiving payments by the evaluation or proceeds from the auction or sale of all or part of the pledged equity interests of Shanghai Earntz, in accordance with legal procedures. In essence, Shanghai WFOE has gained contractual rights over Shanghai Earntz. Therefore, Shanghai Earntz is considered a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Shanghai Earntz no longer have the characteristics of a controlling financial interest, and the Company, through Shanghai WFOE, is the primary beneficiary of Shanghai Earntz. Accordingly, Shanghai Earntz has been consolidated (See Note 3 to the financial statements attached to the registration statement of which this prospectus forms a part of – Consolidation of Variable Interest Entity).

Beijing Earntz was incorporated in Beijing, China on August 3, 2021 and has no operations as of the date of this report. On September 17, 2021, Earntz International incorporated Beijing WOFE in Beijing, China. On March 17, 2022, Beijing WOFE entered into a series of VIE Agreements with Beijing Earntz and the shareholders of Beijing Earntz. These agreements include: (1) an Exclusive Consulting and Services Agreement; (2) an Equity Interest Pledge Agreement; (3) an Exclusive Option Agreement; (4) Powers of Attorney; and (5) Spousal Consent Letters. Pursuant to these agreements, Beijing WOFE has the exclusive rights to provide consulting services to Beijing Earntz related to the business operation and management of Beijing Earntz. For such services, Beijing Earntz agrees to pay an annual service fee in the amount of audited net income to Beijing WFOE or Beijing WFOE has obligation to absorb all of Beijing Earntz’s losses. The agreements remain in effect until and unless Beijing WFOE agrees to its termination, except the Exclusive Option Agreement that the effective term until all of the option equity interest and the assets of Beijing Earntz have been lawfully transferred to Beijing WFOE and/or its designated entity or individual. Until such termination, Beijing Earntz may not enter into another agreement for the provision of management consulting services without the prior consent of Beijing WFOE. Also, pursuant to the equity interest pledge agreement between the shareholders of Beijing Earntz and Beijing WFOE, such shareholders pledged all of their equity interests in Beijing Earntz to Beijing WFOE, to guarantee Beijing Earntz’s performance of its obligations under the Exclusive Consulting and Services Agreement. Without Beijing WFOE’s prior written consent, the shareholders of Beijing Earntz shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Beijing WFOE’s interests. If Beijing Earntz breaches its contractual obligations under the aforesaid agreement, Beijing WFOE, as the pledgee, will be entitled to certain rights and entitlements, including priority in receiving payments by the evaluation or proceeds from the auction or sale of all or part of the pledged equity interests of Beijing Earntz, in accordance with legal procedures. In essence, Beijing WFOE has gained contractual rights over Beijing Earntz. Therefore, Beijing Earntz is considered a VIE under the Statement of FASB ASC 810 “Consolidation”, because the equity investments in Beijing Earntz no longer have the characteristics of a controlling financial interest, and the Company, through Beijing WFOE, is the primary beneficiary of Beijing Earntz. Accordingly, Beijing Earntz has been consolidated (See Note 3 to the financial statements attached to the registration statement of which this prospectus forms a part of – Consolidation of Variable Interest Entity).

The Ordinary Shares offered in this offering are shares of the Cayman Islands holding company. Investors in our Ordinary Shares should be aware that they may never directly hold equity interests in the VIEs. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries and contractual arrangements with the VIEs based in China and this structure involves unique risks to investors. We do not have any equity ownership of the VIEs, instead we consolidate the financial results and receive the economic benefits of the VIEs’ business operations through certain contractual arrangements, which are used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment. Investors of our Ordinary Shares will not own any equity interests in the VIEs, but instead own shares of a Cayman holding company. Chinese regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and/or value of our shares, including that it could cause the value of shares to significantly decline or become worthless.

The VIE structure is subject to various risks. For example, the contractual arrangements may not be as effective as direct ownership in providing us with control over VIEs. We expect to rely on the performance by the VIEs’ shareholders of their respective obligations under the contracts to exercise our contractual rights over. The VIEs’ shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks will exist throughout the period in which we operate our business through the contractual arrangements. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings which could be a lengthy process and very costly.

Since Earntz Healthcare and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon the Reorganization, the Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Earntz International	March 19, 2021	Hong Kong	100	Holding Company
Shanghai Earn and Earn	July 8, 2021	Shanghai, China	100	Holding Company
Beijing Earn and Earn	September 17, 2021	Beijing, China	100	Holding Company

Upon the Reorganization, the Company has VIEs in PRC. Details of the VIEs of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Primary beneficiary	Principal Activities
Shanghai Earntz	July 25, 2016	Shanghai, China	Shanghai Earn and Earn	Manufacture and sell nonwoven fabrics and related products
Beijing Earntz	August 3, 2021	Beijing, China	Beijing Earn and Earn	Currently inactive

Implications of Being a “Foreign Private Issuer”

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Variable Interest Entity Arrangements

In establishing our business, we have used a VIE structure. In the PRC, investment activities by foreign investors are principally governed by Special Administrative Measures (Negative List) for Foreign Investment Access (the “Negative List”), which was promulgated and is amended from time to time by the PRC Ministry of Commerce (“MOFCOM”) and the PRC National Development and Reform Commission (“NDRC”). In December 2021, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and WFOE are considered as foreign investors or foreign invested enterprises under PRC law.

The business we currently conduct through the operating VIE is not within the category for which foreign investment is restricted under the current Negative List or other PRC laws. However, we intend to expand our business and operations in the PRC without being restricted to the business activities not subject to the Negative List, which are important for our future business development and growth. As such, we believe the agreements between the WFOEs and the VIEs are necessary and essential to our business operations. These contractual arrangements with the VIEs and their shareholders enable us to exercise effective contractual rights over the VIEs because of the conditions we have satisfied for consolidation of the VIE under U.S. GAAP and we are the primary beneficiary of the VIE for accounting purposes and hence consolidate their financial results as well as provide us freedom to conduct and develop our business without the restriction of the Negative List.

Our WFOEs effectively assumed management of the business activities of the VIEs through a series of agreements which are referred to as the VIE Agreements. The VIE Agreements are comprised of a series of agreements, including an Exclusive Consulting and Services Agreement, an Equity Interest Pledge Agreement, an Exclusive Option Agreement, Powers of Attorney and Spousal Consent Letters. Through the VIE Agreements, WFOEs have the rights to advise, consult, manage and operate the VIEs for an annual consulting service fee in an amount equal to the VIEs’ audited net income. The shareholders of the VIEs have pledged all of their rights, titles and equity interests in the VIEs as security for WFOEs to collect consulting services fees provided to the VIEs through the Equity Interest Pledge Agreement. In order to further reinforce our WFOEs’ rights to consolidate and operate the variable interest entities, the VIEs’ shareholders have granted the WFOEs an exclusive rights and options to acquire all of their equity interests in the VIEs through the Exclusive Option Agreements.

In essence, WFOE has gained effective contractual rights over Shanghai Earntz and Beijing Earntz because of the conditions we have satisfied for consolidation of the VIEs under U.S. GAAP and we are the primary beneficiary of the VIEs for accounting purposes. Therefore, Shanghai Earntz and Beijing Earntz are considered VIEs under the Statement of FASB ASC 810 “Consolidation”, because the equity investments in Shanghai Earntz and Beijing Earntz no longer have the characteristics of a controlling financial interest, and the Company, through WFOE, is the primary beneficiary of Shanghai Earntz and Beijing Earntz. Accordingly, Shanghai Earntz and Beijing Earntz have been consolidated (See Note 3 to the financial statements attached to the registration statement – Consolidation of Variable Interest Entity).

Implications of Being an “Emerging Growth Company”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Implications of Being a “Controlled Company”

Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Public Companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market (Nasdaq), must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards.  Companies that do not comply with these corporate governance requirements may lose their listing status. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this offering, Mr. Junjie Hu, the chairman of our board of directors and our Chief Executive Officer, will beneficially own [     ]% of our total voting power, assuming that the Representative do not exercise their option to purchase additional Ordinary Shares, or [     ]% of our total voting power, assuming that the option to purchase additional Ordinary Shares is exercised by the Representative in full. As a result, upon completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” we will be permitted to elect not to comply with certain corporate governance requirements. See “Risk Factors—Risks related to our Ordinary Shares and this offering— We will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.”

Selected Condensed Consolidated Financial Schedule of Earntz Cayman and Its Subsidiaries and VIEs

The following tables present selected condensed consolidated financial data of Earntz Cayman and its subsidiaries and VIEs for the years ended December 31, 2021 and 2020, and balance sheet data as of December 31, 2021 and 2020, which have been derived from our audited consolidated financial statements for those periods.  Earntz Cayman records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidated balance sheets of Earntz Cayman as “Investments in VIE” and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidated statements of income and comprehensive income. Beijing Earntz and Beijing Earn and Earn are not included in the financials for the year ended December 31, 2020 since they were formed subsequent to June 30, 2021.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31, 2021
	Earntz Cayman	Shanghai* WFOE	VIE	Eliminations	Consolidated Total
Revenue	$-	$-	$17,507,069	$-	$17,507,069
VIE loss	-	-	(2,924,831)	-	(2,924,831)
Fees to VIE	-	(3,933,709)	3,933,709	-	-
Equity (loss) of subsidiary	(3,933,709)	-	-	3,933,709	-
Net (loss)	$(3,933,709)	$(3,933,709)	$1,008,878	$3,933,709	$(2,924,831)

	For the Year Ended December 31, 2020
	Earntz Cayman	Shanghai WFOE	VIE	Eliminations	Consolidated Total
Revenue	$-	$-	$46,901,200	$-	$46,901,200
Net income	$-	$-	$10,078,404	$-	$10,078,404

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021
	Earntz Cayman	Shanghai WFOE*	VIE	Eliminations		Consolidated Total
Cash	$-	$-	$858,916		$-	$858,916
Total current assets	$-	$-	$11,858,677		$-	$11,858,677
Investment in subsidiary	$(3,933,709)	$-	$-		$3,933,709	$-
Intercompany receivable	$-	$-	$4,133,171		$(4,133,171)	$-
Total noncurrent assets	$199,462	$-	$9,401,447	$		$9,600,909
Total assets	$(3,734,247)	$-	$25,393,295		$(199,462)	$21,459,586
Intercompany payable	$199,462	$3,933,709	$-		$(4,133,171)	$-
Total liabilities	$199,462	$3,933,709	$8,397,667		$(4,133,171)	$8,397,667
(Deficit) equity	$(3,933,709)	$(3,933,709)	$16,995,628		$3,933,709	$13,061,919
Total liabilities and (deficit) equity	$(3,734,247)	$-	$25,393,295		$(199,462)	$21,459,586

*	For the period from July 9, 2021 to December 31, 2021, the VIE is in a loss position.

	As of December 31, 2020
	Earntz Cayman	Shanghai WFOE	VIE	Eliminations	Consolidated Total
Cash	$-	$-	$4,414,205	$-	$4,414,205
Total current assets	$-	$-	$19,126,666	$-	$19,126,666
Intercompany receivable	$-	$-	$-	$-	$-
Total noncurrent assets	$-	$-	$7,798,319	$-	$7,798,319
Total assets	$-	$-	$26,924,985	$-	$26,924,985
Intercompany payable	$-	$-	$-	$-	$-
Total liabilities	$-	$-	$11,270,016	$-	$11,270,016

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Year Ended December 31, 2021
	Earntz Cayman	Shanghai WFOE	VIE	Eliminations	Consolidated Total
Net cash (used in) operating activities	$-	-	$(3,319,709)	$-	$(3,319,709)
Net cash (used in) investing activities	$-	-	$(2,422,888)	$-	$(2,422,888)
Net cash provided by financing activities	$-	-	$2,127,954	$-	$2,127,954

	For the Year Ended December 31, 2020
	Earntz Cayman	Shanghai WFOE	VIE	Eliminations	Consolidated Total
Net cash provided by operating activities	$-	-	$11,528,883	$-	$11,528,883
Net cash (used in) investing activities	$-	-	$(5,942,154)	$-	$(5,942,154)
Net cash (used in) financing activities	$-	-	$(1,832,788)	$-	$(1,832,788)

Corporate Information

Our principal executive offices are located at 88 Jiangong Road, Building #3 Fengjing, Jinshan District, Shanghai China 201502. Our telephone number at this address is +86-21-5735-8082. Our registered office in the Cayman Islands is located at Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.sh-earntz.com. The information contained on our website is not a part of this prospectus.

Summary of Risk Factors

We are a holding company incorporated in the Cayman Islands, investing in our Ordinary Shares involves significant risks. All of our revenues were generated by our PRC operating VIE. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Business

●	As a manufacture of healthcare products, the Company especially subject to risks related to public health crises such as the global pandemic associated with the coronavirus (COVID-19) (see more detailed discussion of this risk factor on page 18 of this prospectus).

●	We have a substantial customer concentration, with a limited number of customers accounting for a large portion of our revenues (see more detailed discussion of this risk factor on page 18 of this prospectus).

●	The growth of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products (see more detailed discussion of this risk factor on page 19 of this prospectus).

●	We face fierce competition in the nonwoven fabrics and related products market in China. We may not be able to keep pace with competition in our industry, which could adversely affect our market share and result in a decrease in our future sales and earnings (see more detailed discussion of this risk factor on page 20 of this prospectus).

●	We may be subject to product liability claims, and we do not have insurance coverage to cover these claims (see more detailed discussion of this risk factor on page 26 of this prospectus).

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position (see more detailed discussion of this risk factor on page 26 of this prospectus).

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations (see more detailed discussion of this risk factor on page 26 of this prospectus).

●	The global economy, including the U.S. economy, has experienced rising inflation in recent months. Increased inflation may have an adverse impact on our expenses and, as a result, our results of operations. Sustained or rising inflation may result in increased costs to us in obtaining supplies of key materials to produce our products. As a result, our results of operations may be adversely impacted. (see more detailed discussion of this risk factor on page 29 of this prospectus)

Risks Related to Our Corporate Structure

●	If the Chinese government determines that the contractual arrangements with the VIEs do not comply with applicable regulations, our business could be adversely affected (see more detailed discussion of this risk factor on page 29 of this prospectus).

●	Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership (see more detailed discussion of this risk factor on page 30 of this prospectus).

●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business (see more detailed discussion of this risk factor on page 31 of this prospectus).

●	We may rely on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have. Any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business (see more detailed discussion of this risk factor on page 32 of this prospectus).

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business (see more detailed discussion of this risk factor on page 33 of this prospectus).

Risks Related to Doing Business in China

●	Our corporate structure and being based in or having the majority of our operations in China poses to investors and changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations (see more detailed discussion of this risk factor on page 36 of this prospectus).

●	Uncertainties and quick change in the PRC legal system with little advance notice could result in a material and negative impact our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us (see more detailed discussion of this risk factor on page 37 of this prospectus).

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material and negative impact to our operations and/or the value of the securities we are registering for sale, and it may also exert more control over offerings conducted overseas and/or foreign investment in China-based issuers and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless (see more detailed discussion of this risk factor on page 38 of this prospectus).

●	Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China (see more detailed discussion of this risk factor on page 39 of this prospectus).

●	The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections. (see more detailed discussion of this risk factor on page 40 of this prospectus).

●	The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval (see more detailed discussion of this risk factor on page 43 of this prospectus).

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see more detailed discussion of this risk factor on page 44 of this prospectus).

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China (see more detailed discussion of this risk factor on page 46 of this prospectus).

Risks Related to Our Ordinary Shares and This Offering

●	There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all (see more detailed discussion of this risk factor on page 47 of this prospectus).

●	We will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States (see more detailed discussion of this risk factor on page 48 of this prospectus).

●	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively (see more detailed discussion of this risk factor on page 50 of this prospectus).

●	We are not likely to pay cash dividends in the foreseeable future (see more detailed discussion of this risk factor on page 50 of this prospectus).

●	Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer. (see more detailed discussion of this risk factor on page 51 of this prospectus)

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies. (see more detailed discussion of this risk factor on page 52 of this prospectus)

These risks are discussed more fully in the section titled “Risk Factors” beginning on page 18 of this prospectus, and other information included in this prospectus, for a discussion of these and other risks and uncertainties that we face.

The Offering

Below is a summary of the terms of the offering:

Issuer	Earntz Healthcare Products, Inc.

Securities being offered:	[ ] Ordinary Shares.

Initial offering price:	We currently estimate that the initial public offering price will be in the range of $[ ] to $[ ] per Ordinary Share.

Number of Ordinary Shares outstanding before the offering:	17,500,000 of our Ordinary Shares are outstanding as of the date of this prospectus.

Over-allotment option:	We have granted the Representative an option for a period of 45 days to purchase up to an aggregate of [ ] additional Ordinary Shares.

Number of Ordinary Shares Outstanding After the Offering [1]:	[ ] Ordinary Shares assuming no exercise of the Representative’s over-allotment option. [ ] Ordinary Shares assuming full exercise of the Representative’s over-allotment option.

Gross proceeds to us, net of underwriting discounts but before expenses:	$[ ] if the Ordinary Shares are offered and sold at the minimum offering amount in this offering, or $[ ] if the Ordinary Shares are offered and sold at the maximum offering amount in this offering.

Use of proceeds:	We intend to use the proceeds from this offering for working capital and general corporate purposes, including the expansion of our business. For more information on the use of proceeds, see “Use of Proceeds” on page 57.

Lock-up:	All of our directors and officers and certain shareholders have agreed with the Representative r, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six months after the effectiveness of the registration statement, of which this prospectus forms a part. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Transfer Agent:	[ ]

Proposed Nasdaq Symbol:	ETZ

Risk factors:	Investing in our Ordinary Shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 18.

[1]	Excludes Ordinary Shares underlying Representative’s warrants.

Summary Consolidated Financial and Operating Data

The following summary consolidated financial statements for the years ending on December 31, 2021 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements include the accounts of the Company, its subsidiaries, and the VIE. All intercompany transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of income and comprehensive income the years ended on December 31, 2021 and 2020.

	Year Ended December 31
	2021	2020
Consolidated Statements of Operations and Comprehensive Income Data:
Total sales	$17,507,069	$46,901,200
Cost of sales	13,253,149	22,317,921
Gross profit	4,253,920	24,583,279
Operating expenses	7,072,150	14,077,551
(Loss) income from operations	(2,818,230)	10,505,728
Other income	7,648	1,088,125
Provision for income taxes	114,249	1,515,449
Net (loss) income	(2,924,831)	10,078,404
Other comprehensive loss:
Foreign currency translation gain	331,781	916,425
Comprehensive (loss) income	$(2,593,050)	$10,994,829
(Loss) earnings per share – basic and diluted	$(0.17)	$0.58
Weighted average number of shares - basic and diluted	17,500,000	17,500,000

The following summary consolidated financial data as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

	December 31,	December 31,
	2021	2020

Current assets	$11,858,677	$19,126,666
Total non-current assets	9,600,909	7,798,319
Total assets	21,459,586	26,924,985
Less: total liabilities	8,397,667	11,270,016
Stockholders’ Equity	$13,061,919	$26,924,985

	Year Ended December 31
	2021	2020

Net cash (used in) provided by operating activities	$(3,319,709)	$11,528,883
Net cash (used in) investing activities	(2,422,888)	(5,942,154)
Net cash provided by (used in) financing activities	2,127,954	(1,832,788)
Effect of exchange rate changes on cash	59,354	247,072
Net (decrease) increase in cash	(3,555,289)	4,001,013
Cash, beginning	4,414,205	413,192
Cash, ending	$858,916	$4,414,205

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

RISK FACTORS

An investment in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our Ordinary Shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

As a manufacture of healthcare products, the Company is particularly subject to risks related to public health crises such as the global pandemic associated with the coronavirus (COVID-19).

The Company is impacted by public health crises such as the global pandemic associated with COVID-19. The outbreak has significantly increased economic and demand uncertainty. The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. In the first half of 2020, the COVID-19 pandemic resulted in quarantines, travel restrictions, the temporary closure of business venues and facilities in China, and the adoption of remote working, with some of these restrictive measures still sporadically in effect today. The Company primarily conducts its business operations in the PRC. In response to the evolving dynamics related to the COVID-19 outbreak, the Company has followed the guidelines of local government authorities as it prioritizes the health and safety of its employees, suppliers, customers and business partners. During the heights of the COVIC-19 pandemic, our office and manufacturing facility of Shanghai Earntz were temporarily closed for about three weeks in early 2020. Due to the outbreak of Omicron variant in China in early 2022, certain cities in China have imposed new restrictions and quarantine requirements with office closures and stay home orders, including Shanghai city where our headquarters are located. The office and factory of Shanghai Earntz were closed from March 28, 2022 to April 1, 2022 and reopened with reduced production capacity and limited employees for PPE products only since April 2, 2022 while the city was under a stay home order until June 1, 2022 to contain the spread of COVID-19. Our business operations have fully resumed since June 1, 2022.

The ability of our suppliers, vendors and other partners in our supply chain to timely deliver raw materials and products was also adversely affected, and may continue to be adversely affected, by the COVID-19 pandemic for similar reasons. The COVID-19 pandemic may impact the manufacturing and sourcing of products and materials in China, as it may result in potential factory closures, inability to obtain raw materials, supply chain disruptions and disruption of transportation of goods produced in China and overseas. The COVID-19 pandemic has disrupted global supply chain, especially ocean transportation with reduced capacities of ports around the world, which has increased our freight costs and delayed our product delivery. Even though our business operations have fully resumed since June 1, 2022, our operational efficiency may still be adversely affected by the COVID-19 pandemic due to ad-hoc quarantine and travel restrictions in China to control the spread of the pandemic. Although the COVID-related factors have significantly increased demand for our face mask products, it has also negatively impacted and may further impact the wider economy of affected countries, including economic growth, inflation, the normal operation of financial and capital markets, foreign currency exchange rates, and interest rates. For example, COVID-19 has caused disruptions to supply chain, inflation, and volatility in the global capital markets, which increases the cost of capital and could adversely impact access to capital. As economies start to reopen in certain parts of the world, workplace safety will increasingly become a focus of concern. Due to the speed and scope of the development and evolution of the COVID situation, as well as the uncertainties in its duration, potential new variants, vaccine efficacy and distribution, and recovery time, the Company is currently unable to predict the extent to which the COVID-19 pandemic may have a material effect on its consolidated results of operations or financial condition for 2022.

We have a substantial customer concentration, with a limited number of customers accounting for a large portion of our revenues.

We derive a large portion of our revenues from a few major customers. For the year ended on December 31, 2021, our top three customers accounted for approximately 15.7%, 12.5%, 8.4% of the Company’s total sales, respectively, and 36.6% aggregately. For the year ended on December 31, 2020, our top three customers accounted for approximately 17.2%, 17.0% and 10.2% of the Company’s total sales respectively, and 44.4% aggregately. We don’t have long term contracts with these customers. There are inherent risks whenever a large percentage of the total revenue is concentrated with a few customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for our products by these customers. If any of these customers experience declining or delayed demands due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations.  If any of our three largest customers terminate the purchase of our products, such termination would materially negatively affect our revenues, results of operations and financial condition.

We rely on a limited number of vendors, and the loss of our significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We purchase a significant portion of our raw materials from a few major suppliers. For the year ended December 31, 2021, top four major suppliers accounted for approximately 18.6%, 15.9%, 15.8% and 12.9% of our total purchases, respectively, and 63.2% aggregately. For the year ended December 31, 2020, three vendors accounted for 30.8%, 27.2% and 21.5% of the Company’s total purchases, respectively, and 79.5% aggregately. We don’t have long term contracts with these vendors. If any of these suppliers increase the price for raw materials, we could be pressured to increase our product prices or reduce our profit margin, which could cause us to lose customers and negatively affect our revenues and profit margin. While we believe that raw materials supplied by our current suppliers could generally be procured from alternative sources, temporary or permanent loss of services from a significant supplier could cause disruption in our supply chain and operations.

Changes in U.S. trade policies could significantly reduce the volume of export goods into the United States, which may materially reduce our profit margin and our sales in the United States.

The U.S. administration and members of Congress have made public statements indicating possible significant changes in U.S. trade policy and have taken certain actions that have impacted the U.S. and China trade relationship, including imposing tariffs on certain goods imported into the United States from China. The increase of tariffs for products made in China has triggered retaliatory actions from China, resulting in “trade wars” and increased costs for goods imported into the United States, which have and may reduce customer demand for our products if the importers who pay for those tariffs add such tariff amounts to their selling prices. We may have to reduce our sales price and profit margin to absorb some of the tariffs, however, importers may still reduce their orders. Such reductions could cause materially and adversely affect our sales, profit margin and our business. If we can’t establish new manufacturing facilities outside of China, continue to reduce our production costs and/or develop new products to attract customers who are willing to pay higher prices, our business and profits will be materially and adversely affected.

Changes in U.S. trade policies could significantly reduce the volume of export goods into the United States, which may materially reduce our profit margin and our sales in the United States.

The U.S. administration and members of Congress have made public statements indicating possible significant changes in U.S. trade policy and have taken certain actions that have impacted the U.S. and China trade relationship, including imposing tariffs on certain goods imported into the United States from China. The increase of tariffs for products made in China has triggered retaliatory actions from China, resulting in “trade wars” and increased costs for goods imported into the United States, which have and may reduce customer demand for our products if the importers who pay for those tariffs add such tariff amounts to their selling prices. We may have to reduce our sales price and profit margin to absorb some of the tariffs, however, importers may still reduce their orders. Such reductions could cause materially and adversely affect our sales, profit margin and our business. If we can’t establish new manufacturing facilities outside of China, continue to reduce our production costs and/or develop new products to attract customers who are willing to pay higher prices, our business and profits will be materially and adversely affected.

The growth of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products.

Our growth depends, in part, on our ability to successfully introduce new products and product line extensions and improve and reposition our existing products to meet the requirements of consumers. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. We are in the process of developing sanitary products, including adult diapers and feminine hygiene pads. The success of introducing new products depends on consumer preferences, which differ across and within each of the markets where we operate or plan to operate and may shift over time in response to changes in demographics, social trends, economic circumstances, and marketing efforts of our competitors. The development and introduction of new products and product line extensions also involve considerable costs. In addition, it may be difficult to establish new supplier relationships and determine appropriate product selections when developing a new product or product line extension. Any new product or product line extension may not generate sufficient customer interest and sales to become a profitable product or to cover the costs of its development and promotion and may negatively affect our operating results and damage our reputation. If we are not able to anticipate, identify or develop and market products to respond to the changes in the requirements and preferences of consumers, or if our new product introductions or repositioned products fail to gain consumer acceptance, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy, including expanding distribution and improving placement of our products in the stores of our retail customers, attracting new consumers to our brands, introducing new products and product line extensions and expanding into new markets. Our ability to implement this growth strategy depends, among other things, on our ability to:

●	enter into distribution and other strategic arrangements with current and new distributors and retailers and other potential distributors of our products;

●	continue to effectively compete in our distribution channels;

●	increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives;

●	create and maintain brand loyalty;

●	develop new products and product line extensions that appeal to consumers;

●	maintain and, to the extent necessary, improve our high standards for product quality, safety and integrity;

●	maintain sources for the required supply of quality raw materials and ingredients to meet our growing demand; and

●	identify and successfully enter and market our products in new geographic areas and market segments.

If we are unable to successfully implement our growth strategy on a timely basis or at all, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our Ordinary Shares could be rendered worthless.

We face fierce competition in the nonwoven fabrics and related products market in China. We may not be able to keep pace with competition in our industry, which could adversely affect our market share and result in a decrease in our future sales and earnings.

The competition in the nonwoven fabrics and related products market of the China is fierce. We compete primarily on the basis of our technology, price, product quality, customer service and brand recognition. Our competitors may compete with us in the following ways:

●	provide products and services that are similar to ours, or that are more attractive to customers than ours;

●	provide products and services we do not offer;

●	offer aggressive rebates to gain market share and to promote their businesses;

●	adapt at a faster rate to market conditions, new technologies and customer demands;

●	offer better, faster and more reliable technology; and

●	market, promote and provide their services more effectively.

Our main competitors include nonwoven fabrics and related products companies. These companies may have much more financial, technological, R&D, marketing, distribution, retail and other resources than we do. They may also have a longer operating history, a larger customer base or wider and deeper market coverage. In addition, when we expand to other markets, we will face competition from new domestic or foreign competitors, which may also enter our current market.

Although we do not compete against other manufacturers and distributors solely based on prices, if our competitors offer their products and services at lower prices, we may be forced to provide aggressive discounts or rebates to our customers and our revenue may decrease.

Technologies adopted by us and our competitors are developing rapidly, and new developments often lead to price competition, outdated products and changes in market patterns. Any significant increase in competition could have a significant negative impact on our revenue and profitability, as well as on our business and prospects. We cannot assure you that we will be able to constantly distinguish our products and services from our competitors, maintain and improve our relationship with different participants in nonwoven fabrics and related products industries, or increase or even maintain our existing market share. We may lose market share. If we cannot compete effectively, our financial situation and operating results may deteriorate seriously.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our current primary business activities focus on the sale of nonwoven fabrics and related products. Because our focus is limited in this way, any risk affecting the nonwoven fabrics and related products industries could disproportionately affect our business. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

We may incur net losses in the future.

We incurred a net loss of $2,924,831 and net income of $10,078,404 in the fiscal years of 2021 and 2020, respectively. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. The fiscal year of 2020 was dominated by response to the COVID-19 outbreak. The COVID-19 virus’ progression into new variants will likely continue to impact our business and COVID-19 related sales will continue in 2021, however not at the levels experienced in 2020. We will continue to grow our business, attract customers and partners and further enhance and develop our products and services. Our efforts in new products and business development may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may not be able to maintain profitability.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents, anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may incur substantial debt in the future, which may adversely affect our financial condition and negatively affect our operations.

We may decide in the future to finance our business and operations through incurring debt. The incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

Our interim results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our interim results of operations, including the levels of our net revenues, expenses, net income (loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any interim period are not necessarily an indication of future performance. Fluctuations in interim results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our interim financial results include:

●	our ability to attract new clients and retain existing clients;

●	changes in our mix of products and services and introduction of new products and services;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and manufacturing facility;

●	our decision to manage client volume growth during the period;

●	the impact of competitors or competitive products and services;

●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

●	changes in the legal or regulatory environment or proceedings, or enforcement by government regulators, including fines, orders or consent decrees;

●	general economic, industry and market conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that developing and maintaining awareness of our brand and business effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products and services. Despite our marketing efforts, it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our system and products;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced our existing products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If the basic salary of certain employees fails to meet the local minimum salary standard, we may be faced with labor disputes or additional compensation costs.

The remuneration we pay to our employees in general consists of basic salary, subsidy and performance bonuses subject to different departments. For marketing staff, a great proportion of their remuneration is the performance bonus. In accordance with the Labor Contract Law of People’s Republic of China, if the salary paid by the employer to its employee is below the local minimum salary standard, the labor administrative authorities shall order the employer to pay the shortfall; where payment is not made within the stipulated period, the employer shall be ordered to pay compensation to the employee based on 50% to 100% of the amount payable. In principle, each province has its own local minimum standard and the local minimum salary standard is subject to change each year. Our basic salary for our employees in China has been meeting the current local minimum salary standard. However, we cannot assure you that we can adjust the employees’ basic salary in time to meet the changing minimum standard. In such cases, we may be faced with labor disputes or additional compensation.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, research and development, risk management, financial personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled marketing, technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our products and services could be damaged, resulting in a material adverse effect on our business.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage except for property insurance and workers’ compensation insurance.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, the Company and its operating VIE Shanghai Earntz do not carry any business interruption insurance, product liability insurance or any other business insurance policies except for property insurance and workers’ compensation insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, the Company and Shanghai Earntz may incur uninsured losses, and any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Technological change could negatively affect sales of our products and our performance.

The rapid development of fabric technology continually affects our product and may directly impact the performance of our financial results. We cannot assure you that we will successfully maintain or improve the effectiveness of our existing products, nor can we assure you that we will successfully identify new opportunities or continue to have the needed financial resources to develop new fabric or manufacturing techniques in a timely or cost-effective manner. In addition, products manufactured by others may render our products obsolete or noncompetitive. If any of these events occur, our business, prospects, financial condition and operating results will be materially and adversely affected.

Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information and adversely impact our reputation and results of operations.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information technology (“IT”) systems to sophisticated and targeted measures known as advanced persistent threats. While we employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, vulnerability assessments, management training, continuous monitoring of our IT networks and systems and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. While no cybersecurity attack to date has had a material impact on our financial condition, results of operations or liquidity, the threat remains and the potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and results of operations.

We may be subject to product liability claims, and we don’t have insurance coverage to cover these claims.

We manufacture products used for protection from hazardous or potentially lethal substances, such as chemical and biological toxins, viruses and bacteria. The products that we manufacture are typically used in applications and situations that involve high levels of risk of personal injury. Failure to use our products for their intended purposes, failure to use our products properly or the malfunction of our products could result in serious bodily injury or death of the user. In such cases, we may be subject to product liability claims arising from the design, manufacture or sale of our products. If these claims are decided against us, and we are found to be liable, we may be required to pay substantial damages, and our insurance costs may increase significantly as a result. In addition, we do not currently maintain any product liability insurance for the products offered by us. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, patents, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with all our employees and officers as well as non-compete agreements with our executive officers to protect our proprietary rights. See “Business— Technologies and Intellectual Property” and “Regulations— Regulations Relating to Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, we may not be able to obtain licenses and technologies that we need for our business development from the third parties on reasonable terms, or at all and we might have to invest on research and development on our own technologies in such areas.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, Europe, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Our leased property interest may be defective and our right to lease the properties may be challenged, which could cause disruption to our business.

We lease all the premises used in our operations from third parties. We require the landlords’ cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the office premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our offices could be adversely affected.

We rely on our information systems to manage our production and otherwise oversee our operations. Any malfunction of our systems could harm our ability to conduct our business operations.

We depend on a variety of information technology systems for the efficient functioning of our business, including, without limitation, production management, logistics, website, and other aspects of operations. Our technology systems may not deliver desired results or may do so on a delayed schedule. Any improper functioning of our technology systems could cause interruptions or deoptimization of our operations. For example, we rely on the production management software to oversee our production lines. Our technology systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including computer viruses, worms, ransomware, or similar), cyberattacks (including account compromise; phishing; spamming; denial of service attacks; and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Design defects or damage or interruption to these systems may require a significant investment to fix or replace, disrupt our operations, result in the loss or corruption of critical data, and harm our reputation, all of which could materially and adversely affect our business or results of operations.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, or the recognition of our brand is adversely affected by any negative publicity concerning us, our reputation and operating results may be harmed.

We believe that our brand equity is an important competitive edge of ours and has earned us loyal customers. A well-recognized brand is critical to maintaining and expanding our customer base. From time to time, we conduct marketing activities across various media to enhance our brand and to guide public perception of our brand and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new customers, we may need to increase our marketing expenditures. We cannot assure you, however, that such marketing activities and the increased marketing expenditure may yield the brand promotion effect we expect. If we do not continue to maintain and strengthen our brand image and grow the value of our brand, we may lose the opportunity to build a critical mass of users, and our business and operating results may be adversely affected.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, other employees, business partners, users, businesses with similar names to ours without our authorization, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers and other employees, in particular with respect to employees’ unlawful actions in business executions;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers and other employees;

●	health issues caused by our products;

●	complaints by our users and customers about our products;

●	security breaches of confidential customer or transaction data;

●	employment-related claims relating to alleged wrongful discharge, employment discrimination, wage and hour violations; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been increasing use of social media platforms and similar media in China that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers and other employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

If we fail to offer consumers high-quality products or fail to maintain the quality of our products once they are in circulation, our business, reputation, results of operations and financial condition will be materially and adversely affected.

Offering high-quality products is essential to the success of our business. To ensure that we can continually offer high quality products to consumers, we have a quality assurance team that establishes, communicates and monitors quality standards by product category. Despite the fact that we have implemented a host of quality control measures, we cannot assure you that our products will not have any quality issues in the future. Any product quality issue may result in claims, lawsuits, fines, penalties and negative publicities, and loss of consumer confidence in our products, which in turn would have material and adverse effects on our business, reputation, operating results and financial conditions. We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if people are harmed by our products. A product recall or an issue related to product liability, product defect or personal injury may damage our reputation and brand image. Additionally, new laws and regulations may impose additional requirements and other obligations on our business, which may materially and adversely affect our business, financial condition and results of operations.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In the PRC, there are comprehensive environmental regulations and policies governing product manufacturing in general, and the PRC may adopt more stringent standards in terms of ESG matters in the future. Any ESG concern or issue could increase our regulatory compliance costs. The heightened ESG standards may also increase our cost of revenues as they cause our suppliers and business partners to incur extra expenses in ensuring ESG-friendly sourcing and manufacturing processes. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ordinary shares could be materially and adversely effected.

Unfavorable fluctuations in the price, availability and quality of raw materials to our suppliers could cause material production delays or materially increase our capital expenditure.

The success of our overall business depends in part on our ability to timely obtain sufficient quantities of the necessary raw materials and components at commercially acceptable terms from our suppliers so that we can manufacture our products at reasonable speed and cost. Generally, unfavorable fluctuations in price, quality, or availability of necessary raw materials could have a negative effect on our financial margins and our ability to deliver our products to the market in a timely manner. If supplies of the necessary raw materials and components substantially decrease or if there are significant increases in prices of such raw materials and components, our suppliers may incur additional costs to acquire sufficient quantities of these materials in order to maintain our product offering schedules. We may have to increase the prices of our products due to the increase in our procurement cost. Any of the abovementioned factors may materially and adversely harm our business, brand image, financial condition, results of operations or reputation.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and filings to operate our business. These approvals, licenses, permits and filings are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. If government authorities in jurisdictions where we operate require additional licenses or permits or provides more strict supervision requirements in the future, or if we have to obtain relevant licenses or permits in a short period of time, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

Our results of operations may be adversely impacted in the event of a sustained period of increased inflation.

The global economy, including the U.S. economy, has experienced rising inflation in recent months. Increased inflation may have an adverse impact on our expenses and, as a result, our results of operations. Inflation generally affects us by increasing our cost of labor and freight costs for our exported products. We source key materials from third parties located in China. Although China has not experienced significant inflation and thus inflation has not had a material impact on our results of operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. Sustained or rising inflation may result in increased costs to us in obtaining supplies of key materials to produce our products. As a result, our results of operations may be adversely impacted.

Risks Related to Our Corporate Structure

If the Chinese government determines that the contractual arrangements with the VIEs do not comply with applicable regulations, our business could be adversely affected.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with the VIEs and their shareholders. Although we have been advised by our PRC counsel that based on their understanding of the current PRC laws, rules and regulations, the contractual arrangements, as well our ability to enforce our rights thereunder, comply with all applicable PRC laws, rules and regulations, and do not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations or if these regulations change or are interpreted differently in the future, they will become invalid or unenforceable and the securities we are registering may decline in value or become worthless. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements which could negatively affect the value of the securities we are registering.

The Chinese government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new Chinese laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future Chinese laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

We conduct our business in China through the VIEs, which entered into a series of contractual arrangements by and among WFOE, Shanghai Earntz, Beijing Earntz, and their shareholders. These contractual agreements enable us to (i) exercise effective contractual rights over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive call option to purchase all or part of the equity and asset interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert contractual rights over the VIEs and consolidate financial results of the VIEs in our financial statements under U.S. GAAP. See Note 3 to the financial statements attached to the registration statement of which this prospectus forms a part of – Consolidation of Variable Interest Entity for further details.

In the opinion of our PRC legal counsel, King & Capital Law Firm, (i) the ownership structures of the VIEs and WFOEs in China are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements among the WFOEs, the VIEs and their shareholders governed by PRC law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. If we or the VIEs are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of our VIEs and/or voiding the contractual arrangements;

●	discontinuing or restricting the operations of the VIEs;

●	imposing conditions or requirements with which we or VIEs may not be able to comply;

●	requiring us to restructure the relevant ownership structure or operations;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; or

●	imposing fines or other forms of economic penalties.

As we do not have direct ownership of the VIEs, the imposition of any of these penalties may have a material adverse effect on our financial condition, results of operations and prospects. If occurrences of any of these events result in our inability to direct the activities of the VIEs in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from our consolidated variable interest entity, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their shareholders to operate our business. For a description of these contractual arrangements, see “Corporate History and Structure— Agreements that Allow US to Consolidate Financial Results and Receive Economic Benefits from The VIEs.” These contractual arrangements may not be as effective in providing us with control over these affiliated entities as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over the VIEs. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over our China operations as direct ownership would be.

Shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs. Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

As at the date of this prospectus, Junjie Hu beneficially owns 100% of the equity interests in our VIE Shanghai Earntz and 94.8% of the equity interest in our VIE Beijing Earntz. Xing Zhang is a nominee owner of 25% of the equity interests in Shanghai Earntz for Mr. Junjie Hu. Ms. Yanlun Lin, spouse of Junjie Hu, beneficially owns 5.2% of the equity interests in Beijing Earntz. Under our VIE contractual arrangements, the shareholders of the VIEs disclaim all of the rights and obligations associated with their equity interests. As such, Junjie Hu, Xiang Zhang and Yanlun Lin may breach, or cause the VIEs and/or the other shareholders to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs. If the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if Mr. Junjie Hu, Mr. Xiang Zhang and Ms. Yanlun Lin were to refuse to transfer their equity interests in such company to us or our designee when we exercise the call option pursuant to these contractual arrangements, if they transfer the equity interests to other persons against our interests, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. On November 26, 2021, Junjie Hu and Xiang Zhang, the shareholders of Shanghai Earntz, have completed the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority. Junjie Hu and Yanlun Lin, the shareholders of Beijing Earntz, are undergoing the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority. If Shanghai Earntz or Beijing Earntz breaches its obligation under the VIE contractual arrangements, WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests in order to recover these breached amounts.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be materially negatively affected and the securities we are registering may decline in value or become worthless.

Contractual arrangements our Chinese subsidiaries have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities and a finding that we or the VIEs owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our WFOEs, the VIEs and the shareholders of the VIEs do not represent arm’s-length prices and consequently adjust the WFOEs’ or the VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIEs, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our WFOEs or the VIEs for any unpaid taxes. Our consolidated net income may be materially and adversely affected if our WFOEs or the VIEs’ tax liabilities increase or if they are subject to late payment fees or other penalties.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

Mr. Junjie Hu beneficially owns 100% of the equity interests in our VIE Shanghai Earntz and 94.8% of the equity interest in our VIE Beijing Earntz. Mr. Xing Zhang is a nominee owner of 25% of the equity interests in Shanghai Earntz for Mr. Junjie Hu. Ms. Yanlun, spouse of Junjie Hu, owns 5.2% of the equity interest in Beijing Earntz. See “Corporate History and Structure— Agreements that Allow US to Consolidate Financial Results and Receive Economic Benefits from The VIEs.” Conflicts of interest may arise between their roles as director, officer and/or beneficial owner of our holding company and as a shareholder of the VIEs. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively consolidate financial results of the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of us or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between such equity holder and our company. We rely on Mr. Junjie Hu, Ms. Yanlun Lin (spouse of Junjie Hu) and Xing Zhang to comply with the laws of China, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on the laws of the Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the VIEs and their shareholders. For example, in the event that any of the shareholders of the VIEs divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result inability to consolidate the VIEs by us. Despite that we have received a consent letter from the spouses of each shareholder of the VIEs where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements through which we consolidate the VIEs, including by claiming that the equity interest of the VIEs held by such shareholder is part of his or her marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable, leading to legal proceedings, our business could be disrupted, our management’s attention could be distracted and we could be subject to substantial uncertainties as to the outcome of any such legal proceedings. Similarly, although we have clauses in the contractual arrangements providing that the agreements shall have binding effects on permitted assignees and successors, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our rights over the VIEs or have to maintain such rights by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, the VIEs and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of the WFOEs, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have. Any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly-owned WFOEs for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our WFOEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. We may also sell our Ordinary Shares, as this offering, or request our founder Mr. Junjie Hu to advance funds on our behalf to meet our cash and financial requirements, although there can be no assurance that we will be able to do so.

Under PRC laws and regulations, each of our WFOEs and the VIEs are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Any limitation on the ability of the VIEs to make payments to WFOEs under the contractual arrangements, or the ability of WFOEs to pay dividends or make other distributions to us, could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our WFOEs and VIEs. We may make loans to our WFOEs and VIEs, or we may make additional capital contributions to our WFOEs.

Any loans by us to our WFOEs, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to WFOEs to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance WFOEs by means of capital contributions. These capital contributions must be filed with the PRC Ministry of Commerce or its local counterpart. With respect to the proceeds we expect to receive from this offering, they will be a capital contribution to WFOEs. Thus, WFOE would, within 30 days from the occurrence of the change in registered capital and total investment amount, fill in and submit online a “Filing Declaration Form for Change of Foreign Investment Enterprise” and related documents, and complete filing formalities for the change through the integrated management system. In addition, we will finance the activities of the operating VIE with the proceeds from this offering from WFOEs to the VIEs.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Such requirements are also known as the “payment-based foreign currency settlement system” established under the SAFE Circular 142. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular No. 59 and another supplemental circular on July 18, 2011, known as Circular No. 88, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or the SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations, or FDI registration, from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine applications and manage registrations. For any entity that fails to comply with the FDI registration requirements of the SAFE Notice 13, the SAFE would conduct business control over the capital account information system of such entity, and banks would not carry out foreign exchange businesses under the capital account for such entity. After the non-compliance entity submitting the satisfied information and reasons to the SAFE as required, the SAFE would lift business control. But, the entity violating foreign exchange regulations would be subject to administrative punishment according to the SAFE Notice 13.

On March 30, 2015, SAFE issued the Circular on the Reform of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015, and which abolished the application of SAFE Circular 142, Notice 13 and Circular No. 88 when it becomes effective. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the “conversion-at-will” of the foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of the foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account,” and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. In addition, foreign-invested enterprises shall not use its capital and RMB obtained from foreign exchange settlement for purposes within the following negative list: (a) directly or indirectly for expenditures outside of its business scope or expenditures prohibited by national laws and regulations; (b) directly or indirectly for investment in securities, except as otherwise prescribed by applicable laws and regulations; (c) directly or indirectly for the disbursing RMB entrusted loans (other than as permitted in its business scope); (d) for repayment of inter-corporate borrowings (including money advanced by third parties) and the repayment of certain RMB bank loans that have been sub-lent to third parties; and (e) for the expenditures related to the purchase of real estate which is not for self-use, unless it is a foreign-invested real estate enterprise.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142 or SAFE Circular 19, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our WFOEs or with respect to future capital contributions by us to our WFOEs. As of the date of this prospectus, our WFOEs are under the process of the FDI registration. However, we cannot assure you the completion of the FDI registration. Failure of WFOE’s FDI registration may result in restrictions on the settlement of the foreign exchange of our WFOEs, and our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected.

If any of our WFOEs or VIEs become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy all of their assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our Ordinary Shares.

As part of the contractual arrangements with the operating VIE Shanghai Earntz and its shareholders, Shanghai Earntz holds operating permits and licenses and all of the assets that are important to the operation of our business. We expect to continue to be dependent on Shanghai Earntz to operate our business in China. If Shanghai Earntz goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If Shanghai Earntz undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our Ordinary Shares. As an investor in our Ordinary Shares, you would not have rights with respect to the assets of the VIEs.

We may not be able to obtain certain treaty benefits on dividends paid by our WFOE to us through our Hong Kong subsidiary.

Under the Enterprise Income Tax Law, dividends generated from retained earnings after January 1, 2008 from a PRC company to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC regulations, if a Hong Kong resident enterprise determines through self-assessment that it is eligible for treaty benefits, it may, when filing tax returns, or when a withholding agent files withholding returns, enjoy a lower withholding tax rate of 5%, and collect and retain relevant materials for review and accept the follow-up administration of PRC tax authorities.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not enjoy the concessions under the Double Tax Avoidance Arrangement.  As a result, although our WFOEs are wholly owned by Earntz International, we cannot assure you that we would be eligible to the Double Tax Avoidance Arrangement benefits and enjoy the favorable 5% rate applicable under the Double Tax Avoidance Arrangement on dividends payable by WFOEs. If Earntz International cannot be recognized as the beneficial owner of the dividends to be paid by our WFOEs to us, such dividends will be subject to a normal withholding tax of 10% as provided by the Enterprise Income Tax Law.

If the VIEs were to incur future net losses, which could result in its inability to continue as a going concern, you could lose your entire investment.

Because we rely entirely upon Shanghai Earntz for our revenues, Shanghai Earntz’s inability to absorb such net losses could result in our management’s determination that there is substantial doubt as to our ability to continue as a going concern. Should that happen, our ability to continue as a going concern would depend, in large part, on our ability to obtain additional financing or replace Shanghai Earntz with other operating entity or entities, neither of which prospects would be certain. If we were unable to continue as a going concern, your entire investment could become worthless.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020. In addition, on December 26, 2019, the State Counsel of PRC issued Regulation on the Implementation of the Foreign Investment Law of PRC, effective on January 1, 2020. Since they are relatively new, uncertainties exist in relation to their interpretations. The Foreign Investment Law and its implementation rule do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our rights over our consolidated VIEs through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our rights over our consolidated VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated VIEs are “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have contractual rights over our consolidated VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Risks Related to Doing Business in China

Our corporate structure and being based in or having the majority of our operations in China poses to investors and changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

The operations of the Company are primarily located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, cybersecurity, anti-monopoly, anti-inflationary measures, currency conversion and remittance abroad, VIE structures, and rates and methods of taxation, among other things, and such change of rules and policies can happen quickly with little advance notice.

The Company’s sales, purchases and expense transactions are mostly in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Furthermore, we and our China-based operating entities, as well as our investors, face uncertainty about future actions by the Chinese government that could significantly affect our financial performance and operations, including the enforceability of our VIE contractual arrangements. If future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing VIE contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to adapt to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

As of the date of this prospectus, there are no laws, regulations or other rules requiring our China-based operating entities to obtain permission or approvals from Chinese authorities to list on U.S. exchanges, and neither we nor our China-based operating entities have received or were denied such permission. However, there is a risk that we or our China-based operating entities will not receive or be denied permission from Chinese authorities to list on U.S. exchanges in the future, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our products, our profitability and results of operations may be materially and adversely affected.

In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. In addition, pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended and became effective on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019 and came into effect on the same day. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employee’s different social insurance, including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

We currently are not subject to any labor disputes or related query, investigation or interference by a PRC governing body. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be involved in labor-law related disputes, required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Uncertainties and quick change in the PRC legal system with little advance notice could result in a material and negative impact our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, could result in a material change in our operations and/or the value of our Ordinary Shares. In addition, if the regulations in China change or are interpreted differently in the future, the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual rights over the business and assets of the VIEs in China which conduct all or substantially all of our business and operations.

On December 28, 2021, Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Data Processing Operators (“DPOs”) engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As confirmed by our PRC counsel, we are currently not subject to cybersecurity review and compliance with the Cyberspace Administration of China (“CAC”) under these new measures which have no impact on our business and offering, because we manufacture and sell nonwoven fabrics and related products and we are not a CIIO or DPO. Also, our business activities do not affect or may not affect national security. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

We cannot rule out the possibility that the PRC government will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our Ordinary Shares and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the trading price of our Ordinary Shares, and increased directors and officers’ insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

The Chinese government exerts substantial influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which could result in a material and negative impact to our operations and/or the value of the securities we are registering for sale, and it may also exert more control over offerings conducted overseas and/or foreign investment in China-based issuers and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, security issues and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business is subject to various government and regulatory interferences. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, which could result in a material change in our operation and the value of our Ordinary Shares.

 Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC central or local governments and have not received any denial to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

Because we are a Cayman Islands corporation and all our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. All of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCA Act, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

The enactment of the HFCA Act and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our ordinary shares could be adversely affected, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China and Hong Kong. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures and quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, Wei, Wei & Co., LLP, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in 2020 and it is not included in the PCAOB Determinations. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment through contractual arrangements would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations

Any limitation on the ability of our WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues from domestic sales and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from this offering. Our reporting currency is the U.S. dollar while the functional currency for our WFOEs and consolidated variable interest entities is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our consolidated financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure if at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to transfer cash between us, our subsidiaries, VIEs or investors including to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive principally most of our revenues in RMB. Under our current corporate structure, our Company in the Cayman Islands will rely on dividend payments from our WFOE to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our business. The requirement of the employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make adequate payments in the future, we may be required to make up the contributions for these plans. In an extreme situation, where we failed to contribute social security premiums in full amount and do not a provide guarantee, the social security premiums collection agency may apply to a Chinese court for seizure, foreclosure or auction of our properties of value equivalent to the amount of social security premiums payable, and the proceeds from auction shall be used for contribution of social security premiums.  As of the date of this prospectus, we had not received any notice from the local authorities or court or any claim or requests in this regard. If we are subject to deposit, seizure, foreclosure or auction in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Shanghai Earntz engaged third-party human resources agencies to pay social insurance and housing funds for some of their employees. As of the date of this prospectus, Shanghai Earntz had not received any notice from the local authorities or any claim or request from these employees in this regard. Under the agreements between the third-party human resources agencies and Shanghai Earntz, the third-party human resources agencies have the obligations to pay social insurance and housing funds contributions for our relevant employees. However, if the human resource agencies fail to pay the social insurance or housing fund contributions for or on behalf of our employees as required under applicable PRC laws and regulations or if our practice of having third-party human resources agencies make social insurance and housing fund contributions for some of our employees is challenged by the government authorities, we may be subject to penalties imposed by the local social insurance authorities and the local housing fund management centers for failing to discharge our obligations in relation to payment of social insurance and housing funds as an employer.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, King & Capital Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the M&A Rules is not applicable to our listing and trading of our Ordinary Shares on the NASDAQ in the context of this offering, given that:

●	we established our PRC subsidiaries, WFOE, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and

●	no explicit provision in the M&A Rules classifies the respective contractual arrangements among WFOE and the VIEs, and their respective shareholders as a type of acquisition transaction falling under the M&A Rules.

Also, our PRC counsel has advised us that since the M&A Rules became effective, many Chinese companies have adopted VIE structure and listed and traded their stocks on the NASDAQ, and none of them has been required to obtain such approval.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we and our legal counsel do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our WFOE, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of our Ordinary Shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that State Administration for Market Regulation, or the SAMR, be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our WFOEs’ abilities to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name, and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. Thereafter, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015, which amends SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our WFOEs may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our WFOEs.

All our current major shareholders have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be informed of the identities of all the PRC residents holding direct or indirect interests in our Company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. Failure or inability of the relevant shareholders and entities to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, limitations on our ability to contribute additional capital to our WFOEs and WFOEs’ ability to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the WFOE of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year will be subject to these regulations when our Company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our WFOEs and limit our WFOEs’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the Circular 82 and Bulletin 45 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that the actual management team of our Company or any of our subsidiaries registered outside of China is based in the territory of China, we or such subsidiary would be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes, which may cause unfavorable PRC tax consequences to us. As a PRC resident enterprise, we or such subsidiary will be subject to PRC enterprise income tax at a rate of 25% on its world-wide income, which may materially reduce our net income. If such entity derives income other than dividends from its wholly-owned subsidiaries in China, a 25% enterprise income tax on its global income may increase our tax burden.

In addition, if we are classified as a PRC resident enterprise for PRC tax purposes, we may be required to withhold tax at a rate of 10% from dividends we pay to our shareholders, including the holders of our Ordinary Shares, that are non-resident enterprises. Further, non-resident enterprise shareholders (including our Ordinary Shares holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of Ordinary Shares if such income is treated as sourced from within China. Furthermore, gains derived by our non-PRC individual shareholders (in each case, subject to the provisions of any applicable tax treaty) from the sale of our shares may be subject to a 20% PRC withholding tax. It is unclear whether non-PRC-based shareholders of our Company would be subject to any PRC tax (including withholding tax) on dividends received by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends, it would generally apply at a rate of 20%. PRC tax liability may vary under applicable tax treaties. However, it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise which will depend upon the specific country where such shareholder is located and whether there is a treaty between such country and China and the specific terms of such treaty. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, our Company has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the Enterprises Income Tax (EIT) Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide products or services to us or with whom we associate, especially those entities located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating companies’ equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfers of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“Bulletin 37”), which became effective on December 1, 2017, and Circular 698 was then replaced effective December 1, 2017. Bulletin 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 7 and Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 7 and Bulletin 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018 and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Ordinary Shares. We will apply to have our Ordinary Shares listed on NASDAQ.  If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. The public offering price for our Ordinary Shares will be determined by negotiations between us and the Representative and may bear little or no relationship to the market price for our Ordinary Shares after the public offering. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price.  Accordingly, investors should be prepared to face a complete loss of their investment.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on NASDAQ, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on the share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

Our Chief Executive Officer, Junjie Hu, will be able to control and exert significance influence over our Company following this offering, and his interest may be different from or conflict with that of the holders of our Ordinary Shares.

Our Chairman of the board of directors and Chief Executive Officer, Mr. Junjie Hu, will control more than 50% of the voting power of our Company after the offering. As more than 50% of the voting power for the election of directors is held by Mr. Hu following this offering, we are a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. See “Principal Shareholders.” In addition to the elections of our directors, Mr. Hu is and will continue to be able to exert a significant degree of influence or actual control over other management and affairs and control matters requiring an approval from a majority of shareholders, including the merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Mr. Hu’s interest might not always be aligned with the interests of our other shareholders.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.

Because more than 50% of the voting power for the election of our directors will be controlled by our Chief Executive Officer and chairman of the board of directors, Mr. Junjie Hu following the completion of this offering, we will be a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a “controlled company”, we qualify for, exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

We currently do not intend to rely on the corporate governance exceptions available to "controlled companies", however, we may choose to rely on such exemption in the future. Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies as long as Mr. Hu control more than 50% of the voting power of our Company and our board determines to rely upon one or more of such exemptions.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts publish negative reports about us or investments in Chinese companies or analysts who do cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Chinese nonwoven fabrics and related products markets;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other nonwoven fabrics and related products companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar; and

●	general economic or political conditions in China.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Because our initial public offering price is substantially higher than our pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay more for your Ordinary Shares than the amount paid by existing shareholders for their Ordinary Shares on a per Ordinary Share basis. As a result, you will experience immediate and substantial dilution of $[   ] per Ordinary Share , representing the difference between (i) our as adjusted net tangible book value per Ordinary Share of $[   ] as of [    ] , after giving effect to this offering, and (ii) the assumed initial public offering price per share of $[   ] per Ordinary Share (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

Volatility in our Ordinary Share price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act. Our senior management does not have much experience managing a publicly-traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

In order to raise sufficient funds to enhance our operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of our Ordinary Shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our WFOEs. The WFOEs may, from time-to-time, be subject to restrictions on their ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency, and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our current Amended and Restated Memorandum and Articles of Association and by the Companies Act (2022 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are located in China and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.  As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company currently intends to follow the requirements of the Nasdaq Listing Rules without relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). However, we may choose to rely on such exemption to follow certain corporate governance practices of our home country practice in the future. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee of at least two members and each committee member must be an independent director. We, as a foreign private issuer, are not subject to such requirement. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans for certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US domestic issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We are seeking to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if plan to take advantage of certain exemptions from disclosure requirements available to emerging growth companies, which could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosures may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these reduced regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

A U.S. taxpayer who holds our Ordinary Shares, may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2022 taxable year or for any subsequent year, at least 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective contractual rights over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation Considerations — Passive Foreign Investment Company.”

Our board of directors may refuse or delay the registration of the transfer of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may resolve to refuse or delay the registration of the transfer of our Ordinary Shares. Where our directors do so, they must specify the reason(s) for this refusal or delay in a resolution of the board of directors. Our directors may also refuse or delay the registration of any transfer of Ordinary Shares if the transferor has failed to pay an amount due in respect to those Ordinary Shares. If our directors refuse to register a transfer, they shall, as soon as reasonably practicable, send the transferor and the transferee a notice of the refusal or delay in the approved form.

This, however, will not affect market transactions of the Ordinary Shares purchased by investors in this public offering. Where the Ordinary Shares are listed on a stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Ordinary Shares listed on the stock exchange.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.  An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Ordinary Shares.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Upon completion of this offering, we will become a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2023. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our common stock exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations and the price of our Ordinary Shares Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a Company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 unrestricted round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) and at least 50% of the minimum required number of round lot holders must each hold unrestricted shares with a minimum market value of $2,500 in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the shares in this offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the nonwoven fabrics and related products marketplace in China;

●	fluctuations in interest rates;

●	our expectations as to the increase of consumers and users of our products;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with suppliers and logistic companies;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry; and

●	impact of COVID-19 on our business and financial conditions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of nonwoven fabrics and the related products industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[       ] per Ordinary Share, which is the midpoint of the price range shown on the front page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, the Representative’s non-accountable expense allowance, and the estimated offering expenses payable by us, of $[       ] if the Representative does not exercise its over-allotment option, and $[       ] if the Representative exercises its over-allotment option in full.

We plan to use the net proceeds of this issue as follows:

●	Approximately $[ ] to [ ];

●	Approximately $[ ] to [ ]; and

●	Approximately $ [ ] to [ ]; and

●	The remaining balance for general corporate purposes, which may include working capital requirements.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to our Ordinary Shares and this Offering — We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.”

In utilizing the proceeds of this issue, according to Chinese laws and regulations, we can only provide funds to our Chinese subsidiaries through loans or investment. On the premise of meeting the applicable requirements for government registration and approval, we can provide inter-company loans to our Chinese subsidiaries within the statutory limit or provide additional capital contributions to our Chinese subsidiaries to finance their capital expenditures or working capital. We cannot assure you that if we do, we will be able to obtain the government registration or approval in time. See “Risk Factors - Risks Related to Our Corporate Structure - PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and VIE or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

We plan to use approximately $0.80 million out of the proceeds to pay the costs and expenses associated with being a public company. This portion of the offering proceeds will be immediately available to us following the closing of the offering as it will not be remitted to China.

Approximately $[       ] million of the proceeds will be immediately remitted to China following the completion of this offering to fund the registered capital of the WFOE. Except that, in using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our WFOEs in China only through loans or capital contributions and to our consolidated variable interest entities only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our WFOEs in China or make additional capital contributions to our wholly-foreign-owned subsidiaries to fund their capital expenditures or working capital. For an increase of registered capital of our WFOEs, we need to submit a change report through relevant system with MOFCOM or its local counterparts and register with a local bank authorized by SAFE. If we provide funding to our WFOEs through loans, such loans must be registered with SAFE or its local branches. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related Our Corporate Structure - PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary Earntz International.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Earntz International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries and VIEs in the PRC are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their respective registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of their board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and VIEs in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the earnings from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Earntz International may be considered a non-resident enterprise for tax purposes, so that any dividends our WFOEs pay to Earntz International may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made by the VIEs to our WFOEs pursuant to the applicable VIE Agreements, and the distribution of such payments to our WFOEs as dividends. Certain payments from the VIEs to WFOEs are subject to PRC taxes, including business taxes and value-added taxes. In addition, if the VIEs incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement and other applicable PRC laws, the 10% withholding tax rate may be lowered to 5% if the recipient of the relevant dividends qualifies certain necessary requirements, including without limitation that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. The 5% withholding tax rate, however, does not automatically apply and in general, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our WFOEs to their immediate holding company, Earntz International. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Earntz International intends to apply for the tax resident certificate if and when our WFOEs plan to declare and pay dividends to Earntz International. See “Risk Factors—Risks Relating to our Corporate Structure— We may rely on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have. Any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

CAPITALIZATION

The following tables set forth our capitalization as of December 31, 2021:

●	on an actual basis;

●	on an unaudited adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[ ] per share, the mid-point of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Use of Proceeds,” “Summary Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2021
	Actual*	As adjusted

Short-term bank borrowings	$5,177,700	$
Stockholders’ Equity
Ordinary shares, par value $0.0001 per share, 500,000,000 shares authorized, 17,500,000 shares issued and outstanding on an actual basis*, [ ] shares issued and outstanding on an adjusted basis (assuming [ ] shares to be issued in this offering)	1,750
Additional paid-in capital	4,674,680
Statutory reserves	1,035,288
Retained earnings	6,389,307
Accumulated other comprehensive loss	960,894
Total Stockholders’ Equity	13,061,919
Total Capitalization	$18,239,619	$

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on July 9, 2021.

If the Representative’s over-allotment option to purchase additional shares from us was exercised in full, pro forma (i) Ordinary Shares would be [     ] shares, (ii) additional paid-in capital would be $[      ] (iii) total stockholders’ equity would be $[        ]and (iv) total capitalization would be $[     ].

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of December 31, 2021, was $12,842,474, or $0.73 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

Dilution to New Investors if the Offering Amount is Sold without Exercise of the Over-allotment Option

After giving effect to our sale of [     ] Ordinary Shares offered in this offering based on the assumed initial public offering price of $[     ] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deduction of the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2021, would have been $[     ] million, or $[     ] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $0.74 per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[     ] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates this per share dilution:

	No Exercise of Over- Allotment Option
Assumed Initial public offering price per Ordinary Share	$
Net tangible book value per Ordinary Share as of December 31, 2021		0.73
Increase in net tangible book value per Ordinary Share attributable to payments by new investors
Pro forma net tangible book value per Ordinary Share immediately after this offering
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$

A $1.00 increase (decrease) in the assumed public offering price of $[     ] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[     ] million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by $[     ] per Ordinary Share, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by Ordinary Shares $[     ] per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

The following table sets forth, on an as adjusted basis as of December 31, 2021, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary
Over-allotment option not exercised	Number	Percent	Amount	Percent	Share

Existing shareholders	17,500,000	87.50%	$4,676,430	19.96%	$0.27
New investors
Total

Dilution to New Investors if the Offering Amount is Sold with Full Exercise of the Over-allotment Option

After giving effect to our sale of [     ] Ordinary Shares offered in this offering based on the assumed initial public offering price of $[     ] per Ordinary Share, after deduction of the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2021, would have been $[     ] million, or $[     ] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[     ] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[     ] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates this per share dilution:

	Full Exercise of Over- Allotment Option
Assumed Initial public offering price per Ordinary Share	$
Net tangible book value per Ordinary Share as of December 31, 2021		0.73
Increase in net tangible book value per Ordinary Share attributable to payments by new investors
Pro forma net tangible book value per Ordinary Share immediately after this offering
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$

A $1.00 increase (decrease) in the assumed public offering price of $[     ] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[     ]million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by $[     ] per Ordinary Share, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by Ordinary Shares $[     ] per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

The following table sets forth, on an as adjusted basis as of December 31, 2021,  the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary
Over-allotment option exercised in full	Number	Percent	Amount	Percent	Share
	($ in thousands)
Existing shareholders	17,500,000	85.89%	$4,676,430	17.82%	$0.27
New investors
Total

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are received and denominated in RMB. Capital accounts of our condensed financial statements are translated into U. S. dollars from RMB at their historical exchange rates when the capital transactions occurred.  Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenses are translated at the average exchange rate during the period. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

The Company’s financial information is presented in U.S. dollars. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of income as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with FASB ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholder’s equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of December 31, 2021 and 2020 were RMB1 for $0.1569 and $0.1533, respectively. The average exchange rates for the years ended December 31, 2021 and 2020 were RMB1 for $0.1550 and $0.1449, respectively.

As of August 1, 2022, the exchange rate was RMB 1 to $0.1478.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	The Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, all of our operations are conducted in China, and substantially all of our assets are located in China. All of our directors and officers are located in China and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or those individuals judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and King and Capital Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by Maples and Calder (Hong Kong) LLP that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

King and Capital Law Firm has further advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments.

Although in 2017 an intermediate court of Wuhan, Hubei Province recognized and enforced the judgment from a Los Angeles Court, based on reciprocal treatment because a California court recognized and enforced a judgment of Hubei Province, China, in 2009, such recognition and enforcement is case specific and did not set as a binding precedent. There is no guarantee for further recognition and enforcement in the future. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

CORPORATE HISTORY AND STRUCTURE

Earntz Healthcare Products, Inc. (“Earntz Healthcare” or the “Company”) is an exempted company incorporated in the Cayman Islands with limited liability on March 8, 2021 as a holding company. The Company, through its consolidated operating variable interest entity (“VIE”), Shanghai Earntz Nonwoven Co., Ltd., manufactures and sells nonwoven fabrics, and related products.

Earntz Healthcare established its wholly owned subsidiary Earntz International, a Hong Kong holding company, on March 19, 2021. Earntz International established Shanghai Earn and Earn, as a wholly foreign-owned subsidiary in China, on July 8, 2021. Earntz International established Beijing Earn and Earn, as a wholly foreign-owned subsidiary in China, on September 17, 2021. Earntz Healthcare and its subsidiaries have no material operations. In anticipation of this offering, we completed a reorganization of the Company by entering into a series of contractual arrangements with Shanghai Earntz, Beijing Earntz and their shareholders pursuant to which we gained contractual rights over Shanghai Earntz and Beijing Earntz, as VIEs, because of the conditions we have satisfied for consolidation of the VIE under U.S. GAAP and we are the primary beneficiary of the VIE for accounting purposes. Thereafter, we conduct our operations primarily through Shanghai Earntz and Beijing Earntz currently has no operation. These contractual arrangements, referred to as VIE arrangements, include: (1) Exclusive Consulting and Services Agreements, (2) Equity Interest Pledge Agreements, (3) Exclusive Option Agreements, (4) Powers of Attorney, and (5) Spousal Consent Letters, and are described below.

Upon the Reorganization, the Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Earntz International	March 19, 2021	Hong Kong	100	Holding Company
Shanghai Earn and Earn	July 8, 2021	Shanghai, China	100	Holding Company
Beijing Earn and Earn	September 17, 2021	Beijing, China	100	Currently inactive

Upon the Reorganization, the Company has VIEs in PRC. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Primary beneficiary	Principal Activities
Shanghai Earntz	July 25, 2016	Shanghai, China	Shanghai Earn and Earn	Manufacture and sell nonwoven fabrics and related products
Beijing Earntz	August 3, 2021	Beijing, China	Beijing Earn and Earn	Currently inactive

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this prospectus and immediately upon the completion of this offering, assuming no exercise of the over-allotment option by the Representative:

For details of each principal shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

Agreements that Allow US to Consolidate Financial Results and Receive Economic Benefits from The VIEs

Exclusive Consulting and Services Agreements

The Exclusive Consulting and Services Agreements by and between our WFOEs and the VIEs provide the WFOEs with contractual rights over, and allows the WFOE to derive economic benefits from the VIEs. Pursuant to the agreements, WFOE has the exclusive rights to provide technical and management consulting services to the VIEs relating to the business operation and management of the VIEs. In return for such services, the VIEs agree to pay to WOFE service fees in the equivalent amount of VIEs’ audited total amount of net income.

Under the Exclusive Consulting and Services Agreements, WFOE shall enjoy all economic benefits of, and bear all risks or losses arising from, the business operation of the VIEs. In addition, WFOE is entitled to all intellectual property rights arising from the technical and management consulting services. WFOE can also direct the VIEs’ daily operation and management and influence employment and appointment of the VIEs’ staff, directors and management by making recommendations, which the VIEs have agreed to accept.

The Exclusive Consulting and Service Agreements with Shanghai Earntz and Beijing Earntz came into effect on July 9, 2021 and March 17, 2022, respectively, and will remain effective indefinitely unless early terminated as set forth in the termination section of this agreement. The Exclusive Consulting and Service Agreements with Shanghai Earntz was amended and restated by the parties on January 30, 2022.

Equity Interest Pledge Agreements

Under the Equity Interest Pledge Agreements by and among the VIEs’ shareholders, WFOEs, and the VIEs, the VIEs’ shareholders pledged all of their equity interests in the VIEs to WFOE, to guarantee the VIEs’ performance of their obligations under the Exclusive Consulting and Services Agreements, including the VIEs’ timely and complete payment of services fees. The WFOEs are also entitled to all cash and non-cash earnings, including, without limitation, dividends, bonuses, and benefits generated from the pledged equity interest.

Without our WFOEs’ prior written consent, the shareholders of the VIEs agree not to transfer or create or allow any encumbrance on the pledged equity interests except as otherwise provided in the Exclusive Option Agreements as described below, if any of the specified events of default occur, or in the event of any possible apparent loss in value of the pledged equity interest that is sufficient to threaten the relevant interests of the WFOEs as the pledgee, will be entitled to transfer, auction or sale of all or part of the pledged equity interests in the VIEs and the priority in receiving the proceeds from such disposal.

Pursuant to Equity Interest Pledge Agreements, the pledges shall become effective as of the date when the pledges therein are registered with the administration of industry and commerce, which will remain effective until the termination date or early termination of the Exclusive Consulting and Services Agreements and when all payments due to the pledgee under the Exclusive Consulting and Services Agreements have been settled or the pledgee has realized its pledge in accordance with the provisions of the Agreement.

On November 26, 2021, Junjie Hu and Xiang Zhang, the shareholders of Shanghai Earntz, have completed the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority. Junjie Hu and Yanlun Lin, the shareholders of Beijing Earntz, are undergoing the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority.

Exclusive Option Agreements

Pursuant to the Exclusive Option Agreements by and among the WFOEs, the VIEs and all shareholders of the VIEs, such shareholders jointly and severally agreed to irrevocably grant to the WFOEs, to the extent permitted by PRC law, the exclusive equity call option, which is the right to purchase, or designate a third party to purchase, all or part of their equity interests at any time at the lower of (i) the lowest possible price permitted by PRC law if relevant PRC Law requires evaluation of the equity or assets or makes restrictions on the transfer price of the equity or assets or (ii) the amount in proportion to their respective contributions to the registered capital of the VIEs.

The shareholders of the VIEs further jointly and severally agreed to irrevocably grant to the WFOEs, to the extent permitted by PRC law, the exclusive asset call option, which is the right to purchase, or designate a third party to purchase, all or part of the VIEs’ assets at any time at the lower of (i) the lowest possible price permitted by PRC law if relevant PRC Law requires evaluation of the equity or assets or makes restrictions on the transfer price of the equity or assets or (ii) the net book value of the relevant assets.

The shareholders of the VIEs undertake that, without the prior written consent of the WFOEs, they will not transfer or otherwise dispose of any option equity interest, or create any encumbrances or third party interests upon any option equity interest, increase or reduce the registered capital of the VIEs, cause or agree to the merger of the VIEs with any other entities, terminate any material agreements or enter into any material agreements that conflict with existing material agreements to which such VIEs are a party, cause such VIE to declare or distribute any distributable profits, dividends or other distributions, or agree to or cause such VIEs to terminate, liquidate, or dissolve. The shareholders of the VIEs further undertakes that they will not cause the VIEs to dispose of any material company assets or create any encumbrances or third party interests upon any company assets.

The Exclusive Option Agreements remains in effect until all equity interest held by shareholders of the VIEs and the VIEs’ assets have been transferred to the WFOEs and/or any or its designated entity or individual in accordance with the agreements.

Powers of Attorney

Under the Powers of Attorney, each shareholder of the VIEs unconditionally and irrevocably authorized the WFOEs or any person(s) designated the by WFOEs to exercise its shareholder rights, including (1) attend shareholders' meetings of the VIEs and execute relevant shareholders’ resolutions on their behalf; (2) exercise all shareholders’ rights under PRC law and the VIEs’ articles of association, including, without limitation, the rights to vote, sell, transfer, pledge, or dispose of all or a portion of their equity interests; (3) appoint and elect, as their authorized representative, the legal representative, chairman of the board of directors, directors, supervisors, general managers and other senior managements; (4) execute documents, meeting minutes and relevant filling documents in relation to the registration of the VIEs kept by competent administrations of industry and commerce; and (5) exercise the voting right on behalf of the registered shareholders of such VIEs when it is bankrupt. The WFOEs are also entitled to declare, use or otherwise dispose of any cash dividends or bonuses generated by the shareholders’ equity interests or other non-cash earnings without the shareholders’ consent.

The Powers of Attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of such VIE.

Spouse Consent Letters

Pursuant to the Spouse Consent Letters, the spouse of each applicable shareholder of the VIE unconditionally and irrevocably agreed that the equity interest in the VIEs held by them and registered in their names will be disposed of pursuant to the Exclusive Consulting and Services Agreements, the Exclusive Option Agreements, the Equity Interest Pledge Agreements and the Powers of Attorney described above. Each of the signing spouse agreed not to assert any rights over the equity interest in the VIE held by such shareholder. In addition, in the event that any spouse obtains any equity interest in such VIE held by such shareholder for any reason, he or she agreed to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

In the Opinion of King & Capital Law Firm, our PRC legal counsel,

●	The ownership structures of the VIEs and WFOE in China are not in violation of mandatory provisions of applicable PRC law and regulations currently in effect; and

●	The agreements under the VIE Agreements governed by PRC law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC law and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in China.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of income and comprehensive income (loss) data and selected consolidated statements of cash flows data for the years ended December 31, 2021 and 2020, and the selected consolidated balance sheets data as of December 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”). Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31
	2021	2020
Consolidated Statements of Operations and Comprehensive (Loss) Income Data:
Total sales	$17,507,069	$46,901,200
Cost of sales	13,253,149	22,317,921
Gross profit	4,253,920	24,583,279
Operating expenses	7,072,150	14,077,551
(Loss) income from operations	(2,818,230)	10,505,728
Other income	7,648	1,088,125
(Provision) for income taxes	(114,249)	(1,515,449)
Net (loss) income	(2,924,831)	10,078,404
Other comprehensive loss:
Foreign currency translation gain	331,781	916,425
Comprehensive (loss) income	$(2,593,050)	$10,994,829
(Loss) earnings per share – basic and diluted	$(0.17)	$0.58
Weighted average number of shares - basic and diluted	17,500,000	17,500,000

	December 31,	December 31,
	2021	2020

Current assets	$11,858,677	$19,126,666
Total non-current assets	9,600,909	7,798,319
Total assets	21,459,586	26,924,985
Total liabilities	8,397,667	11,270,016
Stockholders’ Equity	$13,061,919	$15,654,969

	Year Ended December 31
	2021	2020

Net cash (used in) provided by operating activities	$(3,319,709)	$11,528,883
Net cash (used in) investing activities	(2,422,888)	(5,942,154)
Net cash provided by (used in) financing activities	2,127,954	(1,832,788)
Effect of exchange rate changes on cash	59,354	247,072
Net (decrease) increase in cash	(3,555,289)	4,001,013
Cash, beginning	4,414,205	413,192
Cash, ending	$858,916	$4,414,205

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a holding company incorporated under the laws of the Cayman Islands. We, through our operating VIE, Shanghai Earntz, engages in the business of manufacturing and selling of nonwoven fabrics, and related products including disposable non-surgical face masks and eye masks. We are in the process of developing personal care products, including adult diapers and feminine hygiene pads. Nonwoven fabrics provide specific functions, such as absorbency, liquid repellence, resilience, stretch, softness, strength, flame retardancy, washability, cushioning, thermal insulation, acoustic insulation, filtration, use as a bacterial barrier and sterility. Combined with other materials, nonwoven fabrics are widely used in the healthcare and consumer products industries.

The main manufacturing equipment of Shanghai Earntz are two high quality Kasen melt-blown production lines imported from Japan and two Andritz air-through nonwoven production lines made in France. These production lines can produce melt-blown nonwoven fabrics with a filtration efficiency of 99.99%, which can be used to manufacture European FFP3 masks that have the highest protection level. Our mask products obtained many qualifications and test certifications, such as CE certification (FFP2 and FFP3 levels), China KN95 level certification, and EUA certification of US FDA. The EUA certification of US FDA was received on August 19, 2020 and has expired on June 30, 2021. We have not export face masks since the expiration of the EUA certification. Shanghai Earntz also has obtained all required permits and licenses for its mask products issued by Shanghai Administration of Market Regulation. As of the date of this report, Beijing Earntz has not commenced operation.

We generated revenue primarily from sales of nonwoven products to domestic and international customers. Our total revenue decreased significantly by approximately $29.2 million, or 62%, from approximately $46.9 million for the year ended December 31, 2020 to approximately $17.7 million for the year ended December 31, 2021, during which approximately 90% of our revenue was generated from domestic sales and 10% from international sales. Our net income decreased significantly by approximately $13.4 million, or 133%, from net income of approximately $10.1 million for the year ended December 31, 2020 to a net loss of approximately $2.9 million for the year ended December 31, 2021.

Due to the increase of vaccination rates and control of COVID-19 worldwide, there was a significant decline in the demand for and selling price of face masks, resulting in a sharp decline in face mask revenue in the fiscal year of 2021. In the long term, we expect that face mask, the PPE product that we currently produce, will represent a relatively smaller percentage of our revenues and we intend to allocate more resources and time on sanitary products including adult diapers and feminine hygiene pads.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors, which include, among other things:

●	The PRC’s overall economic growth;

●	Economic growth of our international markets, including Europe, Americas, and Asia-Pacific;

●	Changes in regulations, politics, trade policies, and foreign exchange rates;

●	Per capita disposable income; and

●	Change in PRC consumer spending patterns.

Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

Fluctuation in prices of raw materials

Fluctuations in raw materials can lead to volatility in pricing, which influences the competitiveness of our products. Because the cost of raw materials represents a large portion of our total cost of sales, higher or lower cost of materials affect our gross margins. The global economy, including the U.S. economy, has experienced rising inflation in recent months. Increased inflation may have an adverse impact on our expenses and, as a result, our results of operations. Inflation generally affects us by increasing our cost of labor and freight costs for our exported products. We source key materials from third parties located in China. Although China has not experienced significant inflation and thus inflation has not had a material impact on our results of operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. Sustained or rising inflation may result in increased costs to us in obtaining supplies of key materials to produce our products. As a result, our results of operations may be adversely impacted.

Fluctuation in shipping and handling cost

Fluctuation in logistics and shipping cost, especially international shipping costs, can lead to volatility in our selling expenses. Our shipping and handling cost decreased from approximately RMB 7.5 million (approximately $1.1 million) for the year ended December 31, 2020, to approximately RMB 5.3 million (approximately $0.8 million) for the year ended December 31, 2021 due to decreases in domestic and international sales. The COVID-19 pandemic started at the end of 2019 and induced the urgent needs for PPE products including face masks worldwide during the year of 2020, therefore, we used more air freight instead of sea freight, which contributed to higher international shipping costs during the year ended December 31, 2020.

Seasonality

Our business faces seasonal fluctuations in sales. Our face mask products typically have a higher sales volume in fall and winter, during which time viruses, including flu activities, develop and peak. We adjust our inventory levels to match the seasonality. However, a misjudgment on market changes, or abnormal changes in weather, can cause an overstock or understock issue, which would have a negative impact on our operations and financial results.

Ability to attract customers

Approximately 69% and 15% of our revenues were generated from face mask sales for the years ended December 31, 2020 and 2021, respectively. For our top 10 customers, the average revenue per customer was approximately RMB 7.7 million (approximately $1.2 million) during the year ended December 31, 2021, as compared to approximately RMB 25.1 million (approximately $3.6 million) during the year ended December 31, 2020, representing a significant decrease of approximately 67%. Our international sales rely heavily on our sales agents, whose intermediary service fees represent approximately 25% of our selling expenses, and 2% of our revenue for the year ended December 31, 2021 and approximately 87% of our selling expenses, and 16% of our revenue for the year ended December 31, 2020. Our ability to increase our revenues and our profitability will depend on our ability to retain our existing customers, to attract high quality new customers and large direct importers, to maintain business relationships with our sales agents, to diversify our customer base, as well as to boost our revenue per customer. To achieve this, we strive to further develop our sales network and to enhance the quality of our products.

General competition

Our products face significant competition both in China and overseas markets, and we compete against our competitors with our excellent customer service, high quality products and rapid fulfilment of our customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on quality and take other business actions, which may reduce our customers’ orders.

Fluctuation in foreign currency exchange

Shanghai Earntz exported approximately 34% of its products for the year ended December 31, 2020. For the year ended December 31, 2021 the Company exported approximately 10% of its products. Historically, we have relied on favorable exchange rates to remain competitive in pricing. As such, if RMB appreciates against the U.S. dollar or currencies in other countries or regions where we export our products, our advantage in price might be compromised or eliminated, which may result in us losing market share in overseas markets.

COVID-19 Pandemic

The outbreak of COVID-19 has severely impacted China and the rest of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of offices and business facilities in China from January to March 2020. In March 2020, the World Health Organization (“WHO”) declared COVID-19 as a global pandemic. In order to prevent and control the spread of the pandemic, the central and local Chinese governments have issued administrative orders to impose travel and public gathering restrictions as well as to work from home and self-quarantine. These movement restrictions negatively and generally affected activities in the production, supply, sale and transportation of raw materials and products and caused great disruptions in the normal business of many industries and businesses, including our business. For instance, the office and manufacturing facility of Shanghai Earntz were closed for about three weeks in the first quarter of 2020. Due to the outbreak of Omicron variant in China in early 2022, certain cities in China have imposed new restrictions and quarantine requirements with office closures and stay home orders, including Shanghai city where our headquarters are located and the office and factory of Shanghai Earntz were closed from March 28, 2022 to April 1, 2022 and reopened with reduced production capacity of PPE products since April 2, 2022 while the city was under a stay home order until June 1, 2022 to contain the spread of COVID-19. Our business operations have fully resumed since June 1, 2022.

Although the COVID-related factors have significantly increased demand for our face mask products, it has also negatively impacted and may further impact the wider economy of affected countries, including economic growth, normal functioning of financial and capital markets, foreign currency exchange rates, and interest rates. For example, COVID-19 has caused disruptions to supply chain, inflation, and volatility in the global capital markets, which increases the cost of capital and could adversely impact access to capital. As economies start to reopen in certain parts of the world, workplace safety will increasingly become a focus of concern.

Due to the overall containment of COVID-19 in China and worldwide in 2021, there was a significant decline in the demand for and the selling price of face masks, resulting in a sharp decline in face mask revenue in the year of 2021. However, it is not possible to determine the impact of the COVID-19 pandemic on our business operations and financial results for 2022, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 and new variants such as Omicron variant, efficacy and distribution of COVID-19 vaccines, and the actions taken by government authorities and other entities in China and elsewhere to contain COVID-19 such as the recent restrictions and office closures in Shanghai, almost all of which are beyond our control. In 2021, the demands for face masks decreased significantly by approximately 55.1% worldwide, decreased by approximately 29.7% in China and decreased significantly by approximately 60.2% in Europe, comparing to 2002, according to CEVSN Information Consulting Co., Ltd. In the long-term, we expect that face mask products will represent a relatively smaller percentage in our revenues.

Results of Operations

Year ended December 31, 2021 and 2020

The following table summarizes the results of our operations for the years ended December 31, 2021 and 2020 and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year Ended December 31,
	2021	2020	Change	Change %

Sales	$17,507,069	$46,901,200	$(29,394,131)	-63%
Cost of sales	13,253,149	22,317,921	(9,064,772)	-41%

Gross profit	4,253,920	24,583,279	(20,329,359)	-83%

Operating expenses:
Bad debt expense	3,338,980	2,162,036	1,176,944	54%
Selling and marketing	1,192,989	8,826,890	(7,633,901)	-86%
General and administrative	1,215,831	849,632	366,199	43%
Research and development	1,324,350	2,238,993	(914,643)	-41%

Total operating expenses	7,072,150	14,077,551	(7,005,401)	-50%

(Loss) income from operations	(2,818,230)	10,505,728	(13,323,958)	-127%

Other income (expense):
Government subsidies	204,175	1,026,734	(822,559)	-80%
(Loss) gain on disposal of assets	(37,942)	271,365	(309,307)	-114%
Interest income	7,725	50,628	(42,903)	-85%
Interest (expense)	(128,561)	(67,174)	(61,387)	91%
Foreign currency exchange (loss)	(26,005)	(192,372)	166,367	-86%
Other (expense)	(11,744)	(1,056)	(10,688)	1012%

Total other income, net	7,648	1,088,125	(1,080,477)	-99%

(Loss) income before provision for income taxes	(2,810,582)	11,593,853	(14,404,435)	-124%
Provision for income taxes	114,249	1,515,449	(1,401,200)	-92%

Net (loss) income	$(2,924,831)	$10,078,404	$(13,003,235)	-129%

Revenue

Our revenues were primarily derived from the sale of nonwoven fabric, nonwoven fabric-based healthcare and personal care products, and certain raw materials for the nonwoven fabric manufacturer. Our total revenues decreased significantly by $29,394,131, or approximately 63%, to $17,507,069 for the year ended December 31, 2021 as compared to $46,901,200 for the year ended December 31, 2020. The significant decrease was primarily due to control of COVID-19 and vaccines being applied in China and worldwide, leading to a significant decline in the demand for and the selling price of face masks. We also had a significant increase of 638% on raw materials sales as we liquidated raw materials of face masks to free up warehouse space for other inventories.

	Year Ended December 31,
	2021	2020	Change $	Change %

Non-woven fabric - domestic	$12,135,922	$14,106,240	$(1,970,318)	-14%
Masks - domestic	925,495	16,662,769	(15,737,274)	-94%
Masks - export	1,732,074	15,764,396	(14,032,322)	-89%
Raw materials	2,713,578	367,795	2,345,783	638%
	$17,507,069	$46,901,200	$(29,394,131)	-63%

Cost of revenue

Total cost of revenue decreased by $9,064,772, or approximately 41%, to $13,253,149 for the year ended December 31, 2021 as compared to $22,317,921 for the year ended December 31, 2020. The decrease in the cost of revenue is directly related to the decrease in revenues. Gross profit decreased by 28%, to 24% for the year ended December 31, 2021, as compared to 52% for the year ended December 31, 2020, which was due to the decline in the demand for and the selling price of face masks in 2021. The finished face mask products have a higher selling price than nonwoven fabrics and generated higher gross profit margins, especially at the beginning of the COVID-19 outbreak. As a result, face mask products had extremely high profit margins during the year ended December 31, 2020. Revenue generated from face masks accounted for approximately 15% of total revenue for the year ended December 31, 2021, compared to 69% of total revenue for the year ended December 31, 2020. Shanghai Earntz shipped several batches of regular size face masks to Europe in the amount of $5,000,000 in 2020. However, the Company’s regular size face masks do not fit European customers very well. After considering the high international shipping cost for the return during the pandemic, the Company abandoned the returned items and reshipped replacements to customers in 2020. The abandoned masks have resulted in an increase in sales returns and cost of revenue in 2020.

Operating expenses

For the year ended December 31, 2021, we incurred a total of approximately $3.9 million of operating expenses, a significant decrease of approximately $10.2 million, or 72%, compared to a total of approximately $14.1 million for the year ended December 31, 2020.

Selling and marketing expenses decreased significantly by approximately $7.6 million, or 86%, from approximately $8.8 million for the year ended December 31, 2020, to approximately $1.2 million for the year ended December 31, 2021. Selling and marketing expenses mainly include shipping and handling expenses, and intermediary service fees. Shipping and handling expenses decreased from approximately $1.1 million for the year ended December 31, 2020 to approximately $0.8 million for the year ended December 31, 2021 due to the decrease in domestic and international sales. Intermediary service fees decreased from $7.7 million for the year ended December 31, 2020 to approximately $0.3 million for the year ended December 31, 2021 as a result of a decrease in our international sales activities. The intermediary service fees represent approximately 25% and 87% of selling expenses for the years ended December 31, 2021 and 2020, respectively.

General and administrative expenses increased significantly by approximately $0.4 million, or 43%, from $0.8 million for the year ended December 31, 2020 to approximately $1.2 million for the year ended December 31, 2021. The significant increase was mainly due to professional fees including audit and legal counsel relating to the preparing for our proposed initial public offering in 2022.

Research and development expenses decreased by approximately $0.9 million, or 41%, from approximately $2.2 million for the year ended December 31, 2020 to approximately $1.3 million for the year ended December 31, 2021. The decrease was mainly due to decreased raw materials used and patent expenses incurred for the development of a new type of non-woven mask in 2020.

The bad debt expense of approximately $3.3 million was primarily related to certain customers whose receivable were more than 180 days old and have certain uncertainty on their future collection. The bad debt expense of approximately $2.2 million for the year ended December 31, 2020 was related to two overseas customers: one with approximately $1.6 million another one with approximately $0.6 million. After all means of collection were exhausted, the balances were written-off against the allowance in 2021. No remaining exposure from these two customers exists as of December 31, 2021.

	1-90 days	91-180 days	181-270 days	271-365 days	Over 365 days	AR balance as of 12/31/2021	Allowance	Net AR balance as of 12/31/2021	Subsequent collection
Customer A	156,900	40,794	1,492,119	-	-	1,689,813	(1,492,119)	197,694	197,694
Customer B	-	-	1,216,759	-	-	1,216,759	(1,216,759)	-	-
Customer C	-	-	353,373	-	-	353,373	(292,357)	61,016	61,016
Customer D	19,933	87,771	62,397	134,959	-	305,060	-	305,060	138,003
Customer E	-	-	55,416	223,255	-	278,671	(200,848)	77,823	77,823
Customer F	5,058	-	2,384	-	-	7,442	(7,442)	-	-
Customer G	-	-	-	191,489	-	191,489	(191,489)	-	-
Total	181,891	128,565	3,182,448	549,703	-	4,042,607	(3,401,014)	641,593	474,536

Other income (expense), net

Total other income decreased significantly by approximately $1.1 million, or 99%, from approximately $1.1 million for the year ended December 31, 2020 to $7,648 for the year ended December 31, 2021. The significant decrease was primarily due to the decrease of government subsidies by approximately $0.8 million and the net decrease in the gain on the disposal of assets of $0.3 million, partially offset by an increase in the foreign currency exchange loss of $0.2 million.

We have received various government subsidies from time to time, such as the “Face Mask Production Line Construction Subsidy” and “Shanghai Jinshan District Hi-tech Business Fund Subsidy”. Our government subsidies were all granted by local governments as an incentive for companies to promote industry development. Total government subsidies, net of tax, amounted to $173,548 or $0.01 per share and $872,724 or $0.06 per share for the years ended December 31, 2021 and 2020, respectively.

The foreign currency exchange gain was primarily due to the appreciation in RMB during the year ended December 31, 2021 and decrease in our foreign exports.

Provision for income taxes

Our income tax expense decreased significantly by approximately $1.4 million, or 92% from $1,515,449 for the year ended December 31, 2020, to $114,249 for the year ended December 31, 2021. The significant decrease in income tax expense was primarily due to the decreased taxable income for the year ended December 31, 2021. In addition, the effective tax rate decreased from 13.0% for the year ended December 31, 2020 to (4.1) % for the year ended December 31, 2021 as a result of a permanent difference which primarily resulted from the recognition of export revenue of approximately 2.5 million on the PRC tax return which is not qualified for revenue recognition under US GAAP net of the unallowable bad debt deduction of approximately $1.9 million by the PRC tax authorities.

Liquidity and Capital Resources

Our business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capital requirements, principal payments on our obligations, lease payments and tax payments when we generate taxable income. Recently, we have financed our capital requirements with advances from stockholders, short term borrowings and cash flows from operating activities.

Although our revenues and profits have declined sharply during the year 2021, the current working capital, plus short-term borrowings and advances from stockholders should be sufficient to support our operations for a period of one year from the date of this prospectus. However, we may need additional cash resources in the future if we experience further operating losses and difficulties and changed business conditions or other developments and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the amount of available cash, we may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020

Net cash (used in) provided by operating activities	$(3,319,709)	$11,528,883
Net cash (used in) investing activities	(2,422,888)	(5,942,154)
Net cash provided by (used in) financing activities	2,127,954	(1,832,788)
Effect of exchange rate changes on cash	59,354	247,072
Net (decrease) increase in cash	(3,555,289)	4,001,013
Cash, beginning	4,414,205	413,192
Cash, ending	$858,916	$4,414,205

Operating Activities

Net cash used in operating activities was approximately $3.3 million for the year ended December 31, 2021, which was mainly attributable to our net loss of $2.9 million, the increase of accounts receivable of $3.8 million as we granted more credit sales to existing customers, the decrease of accounts payable of $2.4 million as we made payments to two of our major suppliers and the decrease of advance from customers of $1.8 million as we realized the revenue from advance. Cash outflow was mainly offset by the adjustments from various non-cash items including $1.2 million of depreciation and amortization, decrease of notes receivable of $1.0 million as various notes matured during the year ended December 31, 2021 and a decrease in prepayments of $3.5 million as we realize services and raw material purchase from third parties.

Net cash provided by operating activities was approximately $11.5 million for the year ended December 31, 2020, which was attributable to net income of $10.1 million and various non-cash items of approximately $3.5 million, including adjustments for $0.9 million of depreciation and amortization, $0.7 million of deferred income taxes, $0.3 million of gain on assets disposal and provision for bad debts of $2.2 million. Cash inflow was mainly attributed to the increase of advance from customers of $2.0 million as more customers made advance payments to lock in their orders during COVID-19 with PPE related products in short supply and accounts payable of $4.0 million. Cash inflow was mainly offset by the increase of the cash outflow in inventory purchases of $1.5 million as expected revenue growth, accounts receivable of $2.6 million and notes receivables of $1.7 million as increased number of customers and export sales, and prepayments of $3.3 million   as our demand for the raw materials and equipment to manufacture the PPE related products increased.

Investing Activities

Net cash used in investing activities was approximately $2.4 million for the year ended December 31, 2021, a significant decrease of $3.5 million, or 59%, compared to $5.9 million for the year ended December 31, 2020. The significant decrease was mainly due to the cash used in the purchase of production property and equipment decreased from $6.7 million for the year ended December 31, 2020 to $1.9 million for the year ended December 31, 2021, with our intention to increase our production capacity in 2020 partially offset by the proceeds from the sale of certain unsuitable production equipment of $0.8 million during the year ended December 31, 2020. In addition, on August 16, 2021, the Company paid RMB 3.6 million for a share transfer tax on behalf of Mr. Junjie Hu, the chief executive officer and major shareholder of the Company, relating to the transfer of Shanghai Earntz shares by a third party shareholder to him.

Financing Activities

Net cash provided by financing activities was approximately $2.1 million for the year ended December 31, 2021, which was attributable to the proceeds from short-term bank loans of $5.9 million, net of repayments of short-term bank loans of $3.6 million, and payment of deferred offering costs of $0.2 million.

Net cash used in financing activities was approximately $1.8 million for the year ended December 31, 2020, which was attributable to the proceeds from short-term bank loans of $2,608,200, net of repayments of short-term bank loans of $1,304,100, and repayment of advances from our shareholders of $3,136,888.

Capital Expenditures

We had capital expenditures of $1,854,849 and $6,720,287 for the for the years ended December 31, 2021 and 2020, respectively, which was primarily due to the purchase of production equipment with our intention to increase our production capacity. We intend to fund our future capital expenditures with our existing cash balance, proceeds from this offering and other financing alternatives, if necessary. We will continue to make capital expenditures to support the growth of our business.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this registration statement, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, and revenue recognition. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivables, net are stated and carried at their original invoiced amount, net of an allowance for doubtful accounts. Accounts are considered overdue after 180 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, age of the receivable, the economic environment, industry trend analysis, and the credit history and financial condition of the customer. Management reviews its receivables on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2021 and 2020, there was $3,513,513 and $2,287,371 of allowance for doubtful accounts, respectively. Below is an aging of receivables as of December 31, 2021, including the amount of outstanding receivables subsequently collected as of July 28, 2022.

	1-90 days	91-180 days	181-270 days	271-365 days	Over 365 days	AR balance as of 12/31/2021
AR balance as of 12/31/2021	$3,507,484	$425,701	$3,272,193	$549,887	$112,499	$7,867,764
Allowance	(161,958)	(40,794)	(2,861,341)	(336,921)	(112,499)	(3,513,513)
Net AR balance as of 12/31/2021	3,345,526	384,907	410,852	212,966	-	4,354,251
Subsequent collection	(3,237,205)	(238,704)	(348,049)	(212,966)		(4,036,924)
Uncollected	$108,321	$146,203	$62,803	$-	$-	$317,327

Inventories

Inventories consist of raw material and finished goods which are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management periodically compares the cost of inventories with its net realizable value, and will establish an allowance to adjust its inventories to their respective net realizable value (“NRV”) if NRV is lower than cost. As of December 31, 2021 and 2020, there were no inventory allowances.

Prepayments

Prepayments are mainly payments made to vendors or service providers for purchasing goods or services that have not been received or provided, including rent and utilities. These amounts are refundable and bear no interest. Prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2021 and 2020, the Company made no allowance for impairment.

Revenue recognition

The Company follows FASB ASU 2014-09 “Revenue from Contracts with Customers” (ASC 606). The core principle underlying ASC 606 is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

The ASC requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies each performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no material differences in the pattern of revenue recognition.

The Company derives its revenues from sales contracts with its customers with revenues being recognized upon delivery of products. Persuasive evidence of an arrangement is demonstrated via sales contracts and invoices; and the sales price to the customer is fixed upon acceptance of the sales contract and there is no separate sales rebate, discount, or other incentive. Such revenues are recognized at a point in time after all performance obligations are satisfied and based on when control of goods transfer to a customer. Revenue is recognized net of returns.

Recent Accounting Pronouncements

See note 2 of our notes to the consolidated financial statements for a discussion of recently issued accounting standards.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” under the JOBS Act and will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk and Credit Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs. The global economy, including the U.S. economy, has experienced rising inflation in recent months. Increased inflation may have an adverse impact on our expenses and, as a result, our results of operations. Inflation generally affects us by increasing our cost of labor and freight costs for our exported products. We source key materials from third parties located in China. Although China has not experienced significant inflation and thus inflation has not had a material impact on our results of operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. Sustained or rising inflation may result in increased costs to us in obtaining supplies of key materials to produce our products. As a result, our results of operations may be adversely impacted.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn on interest-earning instruments and carry a degree of interest rate risk. In addition, we are exposed to variable interest rate risk principally from our existing RMB denominated bank borrowings, which is mainly concentrated on the fluctuation of interest rates quoted by The People’s Bank of China. An increase will raise the cost of these borrowings.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Most of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. RMB has been depreciating against the U.S. dollar since April 2022. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

INDUSTRY OVERVIEW

We commissioned CEVSN Information Consulting Co., Ltd. (“CEVSN”) to prepare an industry report that analyzes the nonwoven fabric and face mask products industries. All information and data presented in this section have been derived from CEVSN’s industry report. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

Nonwoven Fabric Industry

Nonwoven fabric, also known as nonwovens, is a sub-sector of industrial textiles. Nonwoven fabric refers to the fabric formed without spinning and weaving. It is formed by orienting or randomly arranging short fibers or filaments to form a web structure, then reinforcing it by needling, spunlacing, hot bonding or chemical methods, and finally finishing and forming.

The product is a new fiber product with a soft, breathable and planar structure, which is directly formed by using polymer chips, short fibers, or filaments through various web forming methods and consolidation techniques.

According to the way of use, non-woven fabrics can be divided into two categories: disposable and durable. Disposable nonwovens fabrics are usually used for a relatively short time or single use. They are mainly used for consumer products, such as diapers, face masks, feminine hygiene products, adult incontinence products, and wipes. Durable nonwoven fabric usually has a long service life or can be used many times, such as filter materials, automobile mats, mattress materials, geotextiles in roads, and weed control materials. With COVID-19 outbreak in 2020, the nonwoven fabric industry experienced significant growth. Many products that use nonwoven fabrics as raw materials including masks, protective clothing and wipes are considered essential business which drove the growth of the industry and production capacity. In 2020, there were 40 new nonwoven fabric production lines in North America.

The recent strong demand for nonwoven fabric products in the global market has promoted the rapid growth of new nonwoven fabric lines and production capacity. According to a report from Smithers Pira, a market research company, in 2017, the global non-woven fabric market totaled 10.1 million tons or 269.8 billion square meters and $42.3 billion, and it is expected to reach 13.6 million tons or 382 billion square meters and $57.4 billion by 2022. The global market value for the nonwoven fabric industry was approximately $41.4 billion in 2018, approximately $44.8 billion in 2019，approximately $47.9 billion in 2020, and was approximately $52.3 billion in 2021.

Although the global growth rate of nonwoven fabrics remains at a healthy level of approximately 6 to 7%, it is expected to decline slightly by 2022.

In recent years, the growth rate of world demand for nonwoven fabrics has always been higher than that of the global economy. The global demand for nonwoven fabrics is mainly concentrated in the United States, accounting for approximately 41% of the world total, 30% in Western Europe, and 8% in Japan. Among the end applications of nonwoven fabrics, sanitary absorbent products (especially diapers) have the fastest growth, and the markets for medical use textiles, automotive textiles, footwear, and artificial leather are also showing increased development.

Market Size and Growth Rate of China’s Non-Woven Fabrics Industry from 2016 to 2021

In 2017, the market size of China’s non-woven fabric industry was approximately RMB 99.51 billion, a year-on-year increase of approximately 1.8%. In 2018, the market size of China’s non-woven fabric industry was approximately RMB 106.96 billion, a year-on-year increase of approximately 7.5%. In2019, the market size of China’s non-woven fabric industry was RMB 115.50 billion, a year-on-year increase of approximately 8.0%. In 2020, the market size of China’s non-woven fabric industry was RMB 139.76 billion, with a year-on-year increase of approximately 21.0%. In 2020, the market size of China’s non-woven fabric industry was approximately RMB 132.58 billion, with a year-on-year decrease of approximately 5.1%.

Chart 1 Scale and Growth Rate of China’s Non-Woven Fabric Market from 2017 to 2021

Market Size in RMB 100 million

Year over Year Growth

Source: Analyzed and sorted by China Nonwovens & Industrial Textiles Association and China Economic Vision

Supply and Demand of Non-woven Fabric in China

With the change and upgrade of consumption level for consumers in China, the market size of non-woven fabric products is increasing as well. The expansion of non-woven fabric market is directly related to the demands in downstream products that use non-woven fabrics as raw materials, such as adult diaper and feminine hygiene pads. There are plenty of non-woven fabric manufacturers in China, and the production and supply capacity of non-woven fabric products is relatively stable.

The scope of use and demand for non-woven fabric products have shown a steady and rising trend in recent years. The domestic nonwovens industry has excessive production capacity for low value-added products and insufficient production capacity for high value-added products, which leads to the excessive competition for low- and medium value-added products, and the dependence on foreign imports for high-value-added products due to insufficient domestic supply of in the nonwovens industry.

According to the production and sales numbers of China’s non-woven fabric industry from 2016 to 2021, the production and sales ratio has remained at approximately 85% to 86%.

Chart 2 Production and sales of China’s non-woven fabric industry from 2016 to 2021

Year	Output (10,000 tons)	Sales volume (10,000 tons)	Ratio
2016	535.4	465.4	86.9%
2017	561.1	486.4	86.7%
2018	593.2	510.8	86.1%
2019	621.3	528.9	85.1%
2020	661.0	564.5	85.4%
2021	705.4	605.9	85.9%

Source: Analyzed and sorted by China Nonwovens & Industrial Textiles Association and China Economic Vision

Face Masks Industry

Masks generally refer to sanitary products made of gauze or paper, which are worn on the nose and mouth to filter the air entering the nose and mouth so as to block harmful gases, smells, droplets, viruses and other substances.

Mask sales from the Asia-Pacific region is expected to reach their highest level in 2024, with approximately 71% of the global mask sales coming from the Asia-Pacific region. Recognizing the importance of this region, especially in India and Southeast Asia, suppliers are striving to enter this market by strengthening their sales and distribution networks.

Overview of Mask Market Demand

The COVID-19 outbreak in 2020 has increased the output of masks by more than 20 times. In 2020, the market size of China’s mask industry exceeded RMB 700 billion, of which a large number of masks were sold overseas, which is an opportunity for the development and growth of masks and related industries in China. The demand for masks in China decreased by approximately 29.7% in 2021, as compared to 2020. Therefore, Chinese mask companies likely would absorb the rapidly increasing mask production capacity in 2020 by going overseas so as to avoid a crisis of a “mask surplus”.

According to the data of the General Administration of Customs of China, China exported approximately 152.5 billion pieces of masks to the international market in 2021, including 44.6 billion pieces of surgical masks.

In 2019, China’s mask industry has developed into a mature industry with an annual output value exceeding RMB 10 billion (approximately USD 1.5 billion). In 2020, the growth rate for the output value of mask industry in China exceeded 2000%. The fit, filtration efficiency, comfort and convenience of masks have also been greatly improved. In addition to medical surgical masks, there are many sub-categories such as dust-proof, pollen-proof and PM2.5 filtering, which can be seen in hospitals, food processing factories, mines, urban smog and other scenes.

China is the world’s largest producer and exporter of masks, with an annual output of masks accounting for approximately 50% of the world’s total. According to the statistics of the Ministry of Industry and Information Technology in early 2020, the maximum production capacity of masks in China is more than 20 million pieces per day. However, due to the reduced demand in 2021, many smaller, new and non-traditional mask manufacturers left market and the production capacity of masks in China was approximately 8 million pieces per day in 2021.

Currently, the market competition in China’s mask industry is fierce, and there are a large number of products and companies that rely on low prices, copying and imitation of other products or are of poor quality. China’s mask industry lacks innovation ability, including product production technology innovation, application innovation and management innovation.

The value of mask companies and brands is low. With the support of capital and technology, it is expected that a number of mask companies similar to 3M will appear in China in the next few years. This is expected to be a leading factor for China’s mask industry these companies to further expand the export scale of masks.

Market Size and Growth Rate of China’s Masks Industry from 2017 to 2021

In 2017, the market size of China’s mask industry was approximately RMB 21.94 billion. In 2018, the market size of China’s mask industry was approximately RMB 24.49 billion, a year-on-year increase of approximately 11.62% In 2019, the market size of China’s mask industry was approximately RMB 27.07 billion, a year-on-year increase of approximately 10.53%. In 2020, the market size of China’s mask industry was approximately RMB 707.25 billion, with a year-on-year increase of approximately 2512.67%. In 2021, the market size of China’s mask industry was approximately RMB 367.89 billion, a year-on-year decrease of approximately 48.0%.

Chart 3 The Size and Growth Rate of China’s Mask Market from 2017 to 2021

Market Size RMB 100 million

Year over Year Growth

Source: Analyzed and sorted by China Economic Vision

Non-Surgical Mask Market in China from 2017-2021

Non-surgical masks include gauze masks, daily protective masks and industrial dust masks. In 2017, the market size of China’s non-surgical mask industry was approximately RMB 10.27 billion. In 2018, the market size of China’s non-surgical mask industry was approximately RMB 11.05 billion, a year-on-year increase of approximately 7.56%. In 2019, the market size of China’s non-surgical mask industry was approximately RMB 12.25 billion, a year-on-year increase of approximately 10.88%. In 2020, the market size of China’s non-surgical mask industry was approximately RMB 318.97 billion, with a year-on-year increase of approximately 2,504.47%. In 2021, the market size of China’s non-surgical mask industry was approximately RMB 172.04 billion, a year-on-year decrease of approximately 46.1%.

Chart 4 The Size and Growth Rate of China’s Non-Surgical Mask Market from 2017 to 2021

Market Size RMB 100 million

Year over Year Growth

Source: Analyzed and sorted by China Economic Vision

Based upon the current development trends and regression model calculation by CEVSN, the market size of non-surgical masks will reach approximately RMB269.47 billion in 2025, representing a compound annual growth rate, or CAGR, 9.39%.

Business

Overview

We are a holding company incorporated under the laws of the Cayman Islands. We, through Shanghai Earntz, manufacture and sell nonwoven fabrics and related products, such as disposable non-surgical face masks and eye masks. We are in the process of developing personal care products, including adult diapers and feminine hygiene pads. Nonwoven fabrics provide specific functions, such as absorbency, liquid repellence, resilience, stretch, softness, strength, flame retardancy, washability, cushioning, thermal insulation, acoustic insulation, filtration, use as a bacterial barrier and sterility. Combined with other materials, nonwoven fabrics are widely used in healthcare and consumer products industries. With the COVID 19 outbreak in early 2020, the use of face masks has increased significantly worldwide due to safety concerns relating to the pandemic.

We operate our principal office and manufacturing facility through the operating VIE, Shanghai Earntz, located in Shanghai. Our primary raw materials are fibers and fabrics. Shanghai Earntz sources raw materials from recognized international brands such as Toray Chemical. Our products have been sold to international markets and countries such as the United States, Germany, Spain, Italy, Portugal, Netherlands, United Arab Emirates, Japan, and South Korea.

Shanghai Earntz has two high quality Kasen melt-blown production lines imported from Japan and two Andritz air-through nonwoven production lines made in France. These production lines can produce melt-blown nonwoven fabrics with a filtration efficiency of 99.99%, which can be used to manufacture European FFP3 masks that have the highest protection level. Our mask products obtained many qualifications and test certifications, such as CE certification (FFP2 and FFP3 levels), China KN95 level certification, and EUA certification of the US FDA. The EUA certification of the US FDA was received on August 19, 2020 and has expired on June 30, 2021. We have not exported face masks since the expiration of the EUA certification. Shanghai Earntz has received all required permits and licenses from the Chinese authorities to operate its current business in China, including a business license, a customs registration certificate, a bank account open permit, and an approval regarding environmental protection. In August 2021, Shanghai Earntz was ranked No. 4 of the top 50 growth companies in Shanghai by the Shanghai Enterprise Federation, Shanghai Entrepreneurs’ Association and Jiefang Daily. As of the date of this report, Beijing Earntz has not commenced operation.

As a manufacturer and seller of nonwoven fabrics and related products, and based on the advice of King & Capital Law Firm, our PRC counsel, we do not believe that we are a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021 and which took effect on February 15, 2022. We manufacture and sell nonwoven fabrics and related products. As of the date of this prospectus, as advised by our Chinese counsel, King & Capital Law Firm, we (1) are not required to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (“CAC”) or any other entity that is required to approve of the VIEs’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision of overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we may be required to obtain permission from the PRC government to list on a U.S. exchange in the future, and even when such permission is obtained, whether it will be denied or rescinded.

Our Products

Our main products are nonwoven products and masks. Our nonwoven products include products made of air-through nonwoven fabrics and products made of melt-brown nonwoven fabrics.

Air-through nonwoven fabric is soft and made of Polyethylene (PE)/Polypropylene (PP) double composite fiber through carding and hot-air through bonding.

Melt-blown nonwoven fabric is principally made of polypropylene as the main raw material. The fiber diameter of melt-blown nonwovens can reach 1 to 5 microns. Melt-blown nonwoven fabric has many voids, a fluffy structure, and excellent anti-wrinkle ability. The ultrafine fibers of melt-blown nonwovens have a unique capillary structure, which increases the number and surface area of fibers per unit area. Because of this, melt-blown nonwoven fabric has good filterability and is excellent in shielding, heat insulation and oil absorption. It can be used for air, liquid filter materials, insulation materials, absorbing materials, mask materials, heat insulation materials, oil absorbing materials and wipes.

Besides nonwoven products, Shanghai Earntz also produces filtering masks, which are sanitary products made of gauze or paper and are worn on the nose and mouth of a person to filter the air entering the nose and mouth and block harmful gases, smells, droplets, viruses and other substances.

Shanghai Earntz has also been testing and developing new products, such as steam eye masks, which use advanced self-heating temperature control technology to allow moisture in the air and iron powder to chemically react inside the eye masks to generate heat and steam that is almost invisible to the naked eye. However, it makes people feel very relaxing and comfortable when wearing it. We completed the R&D and test production phase late last year and early this year, and we have started to sell the steam eye masks to the market this year.

Other products that we are planning to produce and sell include adult diapers and women’s menstrual pants. We believe our new nonwoven materials will help us enter into the diaper and menstrual pants market.

We have three steps to conduct our quality control inspections for our products and manufacturing process: inspection when the raw materials arrive to our factory; inspection during the manufacturing process and inspection of the finished products. We have standards of operations for such inspections. Also, we periodically send our finished products for tests by an independent third party testing agent SGS, a world’s leading testing, inspection and certification company.

Our Customers

Our products are mainly used in healthcare and related industries in China and international markets. Our customers come from these industries or are wholesalers that sell our products in such industries. For the year ended on December 31, 2020, our top three customers accounted for approximately 17.2%, 17.0% and 10.2% of the Company’s total sales. In 2020, we tried to reduce business risks through customer diversification, and this strategy worked very well. For the year ended on December 31, 2021, our top three customers accounted for approximately 15.7%, 12.5%, and 8.4% of the Company’s total sales.

As of December 31, 2020, the accounts receivable of the top three customers accounted for approximately 27.3%, 21.8% and 8.5% of the total outstanding accounts. As of December 31, 2021, the accounts receivable of the top three customers accounted for approximately 16.1%, 13.3% and 9.8% of the total outstanding accounts receivable balance. Should we lose any major customers in the future and be unable to offset any such loss by increasing sales to existing customers or sales to new customers, our revenue will be affected.

As our business grows, one of our strategies is to increase sales in the international markets, as the presents more opportunities for high-margin customers and, sometimes, less competition than the domestic market in China as there are many more smaller companies that only compete in domestic market. Fiscal year 2020 has given us a good opportunity to enter the international markets due to the high demands for nonwovens and mask products caused by the COVID-19 pandemic. For the year ended December 31, 2020, three of our top 10 customers were international customers that accounted for approximately 31.0% of sales. For the year ended December 31, 2021, two of our top ten customers were international customers that accounted for approximately 5.3  % of sales. The decrease in international sales was due to the increase in vaccinations, which caused market demand for face masks to decrease.

Our Suppliers

We use ES fiber (polyethylene/ polyethylene terephthalate dual fiber) to produce air-through nonwoven fabric, and polypropylene particle for melt-brown nonwoven fabric. We use spunbond nonwoven fabric, air-through nonwoven fabric, melt-brown nonwoven fabric to produce mask products. For the year ended December 31, 2021, five vendors accounted for approximately 18.6%, 15.9%, 15.8%, 12.9% and 12.1% of the Company’s total purchases. For the year ended December 31, 2020, three vendors accounted for approximately 30.8%, 27.2% and 21.5% of the Company’s total purchases. Advance payments to the top four suppliers accounted for 3 approximately 0.4%, 27.7%, 9.7% and 7.0% of the total advance payments outstanding as of December 31, 2020, and advance payments to the top four suppliers accounted for approximately 39.6%, 18.7%, 9.7% and 5.3% of the total advance payments outstanding as of December 31, 2021. Accounts payable to the top two suppliers accounted for approximately 51.8% and 45.4% of the total accounts payable outstanding as of December 31, 2020, and accounts payable to the top two suppliers accounted for approximately 33.4% and 23.0% of total accounts payable outstanding as of December 31, 2021.

Sales and Marketing

Most of our sales during the past two years came from large corporate customers in healthcare and related industries. In the future, our sales efforts will continue to focus on large corporate customers, because corporate customers have the ability to bring us stable revenues and relatively stable profit margins. Our sales in the international market drastically increased in 2020 due to the outbreak of the COVID-19 pandemic and our marketing efforts on making more international sales. There was a decrease in international sales in 2021 as increased vaccinations rate put downward pressure on face mask demand. We intend to continue our efforts in the coming years to grow our international corporate clientele and grow into a truly global company by diversifying our products.

We believe marketing is one of our basic functions and is essential to our business success in China and the international markets. When we enter a new market, we often face problems that raise questions about who we are and how we present ourselves. These issues boil down to the question of our brand and how we create a global brand image that exceeds local expectations and preferences.

We have been in the process of setting well-defined goals and formulating the long-term sales and marketing strategies to help meet these goals. The strategies include steps to position our Company to achieve sustainable growth and increase customer retentions for existing customers. Our tactics to implement such strategy include using social media, engaging in online communities, using video content, attending trade shows, promoting through advertising placement and public relations initiatives, and other new technologies.

Although the COVID-19 pandemic has prevented us from participating in overseas international trade shows, we have been actively participating in trade shows in China whenever we have the opportunity. Trade shows provide great opportunities to gain exposure of our products in the marketplace and meet potential customers. After the COVID-19 pandemic subsides, we intend to attend more international trade shows to increase our brand awareness outside China to show case our existing and expanded product portfolio.

Technology and Intellectual Property

Technology is the key to our business operations and success, enabling us to operate our business with higher efficiency and produce new products that are user-friendly and more acceptable to the market. As of December 31, 2021, Shanghai Earntz has a 20 person research and development team engaged in the development of new degradable and environmentally friendly nonwoven and mask products that are soft and skin-friendly with good air permeability and good water absorption. In 2020, the Company entered into a technology development (cooperation) agreement with Zhongyuan University of Technology to jointly develop nonwoven flexible filer materials for PPE. We plan to continue to invest in technology development to improve our nonwoven and mask production capacity and our operational efficiency.

We develop and protect our intellectual property portfolio by registering our patents, trademarks, copyrights and domain name. We have also adopted our own internal policies for intellectual property management.

We have entered into standard employee agreements with our employees, including research and development employees, which clearly state that the intellectual properties created by them in connection with their employment with us belong to the Company.

Our intellectual properties, including our domain names, trademarks, and patents, are a critical part of our successful operations. As of December 31, 2021, Shanghai Earntz has registered a total of 64 intellectual property rights, including 35 patents, 2 domain names, 14 trademarks in the Greater China region (including Hong  Kong, Macao, and Taiwan), and 13 trademarks overseas in the United States, Japan, Australia, Russia, European Union, the United Kingdom, Brazil, Chile, Peru, and Columbia. We also have 4 patent applications pending in China.

Despite our efforts to protect our intellectual proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or challenging our property rights. See “Risk Factors — Risks Related to Our Business — We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

As of the date of this prospectus, we have not been subject to any material disputes or claims for infringement upon third party trademarks, licenses and other intellectual property rights in or outside of China.

Competition

The nonwoven fabric market has achieved significant growth in 2020 due to the COVID-19 pandemic. In response to the COVID-19 pandemic, global nonwoven fabric manufacturers have been expanding their production capacity and investing in machinery for manufacturing healthcare essentials. The increase in the number of COVID-19 cases worldwide boosted the demand for disposable hospital supplies and nonwoven materials. Many companies invested in new production lines to produce high-quality fine fiber melt-blown filtration material for N95 masks, personal protective face masks, and surgical and medical face masks. For instance, Lydall Inc. (NYSE: LDL) invested in a new fine fiber melt-blown production line to meet rising global demand for face masks in June 2020. Berry Global Inc. announced an expansion of its Meltex melt-blown capacity, to support the growing demand for face masks in May 2020. Ahlstrom-Munksjö Oyj increased its nonwoven production for its entire protective materials portfolio in April 2020. Similar expansions have occurred with Chinese nonwoven producers, who have added production lines during the past 2 years.

The barriers to entry into the nonwovens industry are relatively high, as it usually requires significant capital and good technology. The barriers to entry into the mask industry are relatively low. Since the outbreak of COVID-19 pandemic, many new manufacturers entered the mask industry. We compete with these players in China and globally in terms of raw materials, customers, prices, technology and experienced personnel.

Raw materials: The availability of raw materials is one of the most important factors that has a direct impact on the end-product market. In nonwoven fabrics, more than 80% of the raw material fibers are synthetic. Some of these raw material fibers, such as polyester and cotton, are available in large quantities at affordable prices; others, such as carbon fibers, glass fibers or high tenacity yarns, and aramids, are more costly and not easily available.

Customers: Even though the global demand for nonwoven and mask products have increased dramatically during the past year and a half, we compete with other industry participants for new customers and existing customers in China and globally. Customer loyalty has always been one of the major focuses of our sales and marketing efforts.

Price: One of the key factors in attracting and retaining quality customers is that we can offer favorable prices to our customers. We do not initiate price competition with other players in the industry, however, because we have relatively stable suppliers, technology and production lines, as well as we can produce nonwoven ourselves which is the raw material needed to produce masks, the cost of production of our mask products is usually lower than most producers in the nonwoven fabric and mask industries. This advantage also applies to our other business lines.

Technology: Technology development has enabled the nonwoven fabric industry to achieve rapid growth during the past few years. New technologies are expected to bring down production costs, thereby rendering the manufacturing of new nonwoven products commercially feasible. The high-performance material technologies are emerging as alternatives to traditional membranes, creating new opportunities for nonwoven manufacturers. We have been investing in the development of new materials and products and optimizing our production lines to increase production efficiency and reduce cost, including research and development by our own employees as well as cooperation with the Zhongyuan University of Technology in 2020.

Personnel: Employees are the most valuable asset of our business. We compete to recruit and retain talented employees by providing competitive compensation and promising growth opportunities. Although we are a Company with only five years of operating history, many of our employees have been with us for approximately four to five years.

We believe that we are well-positioned to effectively compete in the nonwoven fabric and mask industries based on factors discussed above. However, some of our competitors may be able to devote greater resources than we can to expand their business and market share. For a discussion of risks relating to competition, see “Risk Factors — Risks Related to Our Business — We face fierce competition in the nonwoven fabrics and related products market in China. We may not be able to keep pace with competition in our industry, which could adversely affect our market share and result in a decrease in our future sales and earnings.”

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and are key drivers of our success:

Our Research and Development Capability

We believe that the research and development (“R&D”) capabilities of Shanghai Earntz allow us to quickly respond to our customers’ evolving needs. Our R&D team at Shanghai Earntz has successfully developed new face mask products that are constructed with a four-layer filtration system of nonwoven soft and breathable fiber for effective protection. These masks feature extra soft and comfortable elastic ear loops that will not apply pressure to the ears during use. This design has received a design patent in China and is different from most products on the market and has given us an edge over our major competitors in China. During the last four years, our highly qualified research and development team of Shanghai Earntz has obtained 31 patents in China regarding nonwoven fabrics, its production processes and methods, mask design, mask production processes and methods. Our technical team of 20 people includes technology personnel with many years of industry experience and some of them hold PhD or master’s degrees.

Cutting Edge Production Line and High Production Capacity

Shanghai Earntz has two high quality Kasen melt-blown production lines that are made in Japan and two Andritz air-through nonwoven production lines made in France. These production lines can produce melt-blown nonwoven fabrics with a filtration efficiency of 99.99%, which can be used to manufacture European FFP3 masks that have the highest protection level. Currently Shanghai Earntz has a maximum annual production capacity of 7,500 tons of nonwoven fabrics and over 1 billion masks. By the end of 2022, we expect Shanghai Earntz to reach a maximum annual production capacity of 15,000 tons of nonwoven fabrics with two additional German Truetzschler production lines under order with a total purchase price of RMB17 million (approximately $2.6 million). We have paid RMB 14.27 million (approximately $2.2 million) for these production lines and will pay the balance with our own working capital. These two production lines are expected to be delivered and set up for production in 2022. We believe that our current and expected production capacity of nonwoven fabrics and masks gives us an advantage over many of our small competitors in China.

Experienced And Accomplished Leadership Team with a Proven Track Record

We have an experienced management team, most of whom have many years of R&D, manufacturing, sales and marketing and product commercialization experience in the nonwoven or related industries, particularly our founder Mr. Junjie Hu has over 10 years of experience in production and management in pulp, paper & personal care industries. Mr. Hu was an analyst of RISI, Inc., a leading consulting firm based in Boston, focusing on the global pulp & paper industry and he also worked for 3M China as a senior product manager. We believe that our management team is well-positioned to lead us through the development, regulatory approval and commercialization of our new product development in the future. Some of our management team members also have many years of overseas study and work experience, which will help us expand our international market and become a global company in the years to come.

Our Challenges

Since our establishment in 2016, we have maintained a profitable business with fast growth in revenue and profitability. In 2020, we experienced a very fast growth because the COVID-19 pandemic significantly increased the worldwide demands for nonwoven fabrics and mask products. The significant increase in demand has provided us with a great opportunity to increase sales, but it has also attracted more capital and companies to enter the nonwoven fabric and mask industries. The sudden increase of participants has undoubtedly intensified competitions, especially price and quality competition within the industry.

In 2020, the profit margins for most companies in the nonwoven fabric and mask industries was relatively high. However, this situation has dramatically changed in 2021 because many new participants have entered the industry and the production capacity for the whole industry has increased significantly since 2020. New participants compete with us in price, quality, and services not only in the Chinese market but also in the international markets.

Besides increased competitions, we are also facing the potential impact of an economic downturn in China. After many years of rapid economic development, China’s economy has shown signs of slowing down for some years. It may further slow down in the coming years. A prolonged economic downturn in China will certainly impact our business and growth negatively.

We are also facing a tariff disputes between China and the U.S. High tariffs have reduced the profit margins of our products sold to the US market. It also negatively impacted our expansion and development of new customers in the US.

In response to the impact of an economic downturn in China and the tariff disputes between China and the U.S., we plan to further expand markets in South-East Asia, Europe, South America and Africa. In doing so, we may face intense competitions in pricing. We will leverage our product quality, professional services and mainly focus on large scale customers such as wholesalers, retail chain stores, or major healthcare organizations. We believe that marketing and selling to wholesale customers is easier and more cost-effective than to small but large amount of end users.

Our profit margins may also be greatly influenced by exchange rates. In the long term, we expect the RMB to appreciate. The appreciation of RMB will negatively impact the price of our products and our ability to sell nonwoven fabric and mask products to the international market, which in turn will negatively impact our profit margin and our expansion our in the international market.

As a large portion of our products are sold to international customers, our profit margin and our product price are also closely related to freight and logistics costs. For the year ended December 31, 2020 and 2021, international sales represented approximately 34% and 10% of our total sales, respectively. In 2021, sea freight rates remained extremely high due to the surge in demand and the constrained capacity caused by port congestion. During 2021, ocean freight from Asia to Northern Europe were approximately 6 to 7 times higher compared to 2020, from Asia to the US West Coast by ocean freight were approximately 5 times higher compared to the prior year, and from Asia to US East Coast were approximately 4 to 5 times higher compared to the prior year. The dramatic increase in global freight rates in 2021 has significantly increased our costs and dragged down international sales as well as our profits. If international freight rates continue to rise, our earnings will drop significantly, and may even become negative.

Our Growth Strategy

In order to enhance our competitive position and expand our markets, we intend to pursue the following strategies and leverage our strengths to further grow our business:

Strengthen our Market Position by Putting More Sales and Marketing Efforts to Additional Regions and Additional Industries

With the development of China’ economy and new technology in recent years, nonwoven fabrics have been widely used in many fields in China, such as medical and healthcare, clothing decoration, agriculture, automobile, civil engineering and other related fields. The global nonwoven fabrics market size is expected to grow from $52.76 billion in 2019 to $105.03 billion by 2027, at a CAGR of 9.3% during the forecast period 2020-2027, according to a press release issued by Fior Markets. Increasing birth rates in China and India with demand for hygiene products such as baby diapers, coupled with growing income levels, likely means Asia market will show the highest share. Also, in the Asia, it is anticipated that Japan with its rising aging population and demand for hygiene products such as adult diapers will help the region dominate the market. .. The key growth drivers of the nonwoven fabrics market and the mask market in the past two years have been the growth of the healthcare industry in emerging markets and the demand for masks and related products caused by COVID-19 pandemic.

To seize the growth opportunities in the nonwoven fabric and mask industries, we plan to strategically expand our sales and marketing efforts to additional regions in the PRC by focusing on the following approaches:

●	We plan to expand our sales efforts to the western and northern regions of China where our sales are currently not high. Most of our sales in China are in eastern China. We believe western and northern regions of China will provide us with huge growth potential.

●	We plan to expand our international sales efforts to regions such as Africa and South America. Currently, Shanghai Earntz has some sales in Europe, North America, and South America. We believe we can generate much more sales in these markets if we put more sales and marketing efforts in these markets.

●	We plan to put more sales focus on retail chains, large healthcare centers, large nursing and residential care facilities. We believe large corporate customers will help us grow faster.

Further Expand our Production Capacities by Adding Two more Nonwoven Fabric Production Lines

According to the data of the world bank, the global economic growth rate in 2019 was approximately 2.3%, the global economic growth rate is approximately (7.4) % in 2020, the global economic growth rate reached 5.3% in 2021. According to CEVSN, the market value growth rate of the global non-woven industry in 2019 was approximately 7.27%. In 2020, the market value growth rate of the global non-woven industry was approximately 18.81%. The growth rate of world demand for nonwoven fabrics has always been higher than the growth rate of the global economy from 2019 to 2021. According to the statistics of China Industrial Textiles Industry Association, the nonwovens industry is developing rapidly in China. In 2018, China has become the world's largest producer and consumer of nonwovens.

The market demand of nonwoven fabrics has been growing rapidly in China, especially in the field of health products in recent years, and it is expected to continue to grow. According to CEVSN, in 2020, the output of China's non-woven fabric industry is approximately 6.61 million tons, the demand is approximately 5.65 million tons, and the market scale is about RMB 139.76 billion. It is estimated that China’s nonwoven fabric market will exceed RMB 200 billion (approximately $30.7 billion) in 2025.

In addition, due to the outbreak of the COVID-19 pandemic, the demand for masks dramatically increased in 2020 to 148.94 billion pieces which has caused a large amount of capital influx into the mask industry. The domestic market demand on masks declined 29.7% to 104.75 billion pieces in 2021 due to increased vaccinations, however, it still much more than the demand of 19.78 billion pieces in 2019 before the outbreak of COVID-19.

As the global demand for nonwoven fabrics and masks continues to increase, China-produced nonwoven products will continue to increase in order to meet the new demand. In order to cater to this growth trend, we have ordered two additional nonwoven fabric production lines for adult diapers and female hygiene products to match our increased sales and marketing efforts to meet this demand. The two additional production lines are expected to arrive and set up for production in 2022.

Continue to Invest in Technology to Enhance our Operating Efficiency and Our Product Innovation

The innovation of mainstream nonwoven technology lies in the continuous optimization of various equipment and production processes. We plan to continue to develop and enhance our technology infrastructure to improve operational efficiency and provide our customers with better products. We will continue to carry out in-depth innovations in green and pollution-free technologies to improve our product quality and meet consumers’ demands for green products.

Continue Our Efforts to Develop New Degradable Nonwoven Products

Degradable nonwoven products are environmentally friendly, polluting-free, soft and usually skin-friendly with good air permeability and good water absorption. Such product will degrade naturally in around 90 days when placed outdoors, and will degrade within 5 years when placed indoors. It is non-toxic, odorless, and has no residual substances when burned, which means that it does not pollute the environment. We believe degradable nonwoven products will be the future trend. Therefore, we have been putting further resources into developing new nonwoven products and will continue to do so in the coming years.

Selectively Pursue Acquisition and Investment Opportunities

Currently, there are many nonwoven fabric producers and mask producers in China, but no dominant players in these industries. Therefore, we believe acquisitions are good option for us to grow and take more market share quickly.

We plan to evaluate various investment and acquisition opportunities, including acquiring nonwoven fabric and mask producers in Western and Northern China. We believe such acquisitions will increase our production capacities and help us expand our sales and marketing efforts into western and northern China.

Employees

As of December 31, 2021, and December 31, 2020, we had 56 and 243 employees, of which 0 and 173 were temporary workers, respectively. With the significantly increased demand for face masks due to the outbreak of the COVID-19 pandemic in 2020, we hired temporary packing workers for our face mask products during 2020, however, such demand has slowed down during 2021. The following table sets forth the breakdown of our employees as of December 31, 2021, by function:

Category	Number of Employees	Percentage of workforce
Management	2	3.6%
Operations and Development	21	37.5%
Sales and Marketing	5	8.9%
Finance and Accounting	2	3.6%
Human Resources	2	3.6%
General and Administration	3	5.4%
Research and Development	20	35.7%
Others	1	1.7%
Total	56	100.0%

As of December 31, 2021, all of our employees were based in Shanghai, where our principal executive offices are.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances for our employees, up to a maximum amount specified by the local government from time to time. As of the date of this prospectus, we had not received any notice from the local authorities or court or any claim or request from these employees in this regard. However, if the relevant authorities found that we failed to make adequate payments, we may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

Our principal executive office is located in Shanghai, China, where Shanghai Earntz leases approximately 11,200 square meters for office space and our manufacturing facility. The lease will expire on December 31, 2026, which can be renewed upon mutual agreement with our landlord. Our leased premises are leased from a related party who either has valid title to the relevant properties or proper authorization from the titleholder to sublease the property, as disclosed in the following table:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
No. 88 Jiangong Road, FengjiTown, Jinshan District, Shanghai, PRC	Shanghai Lishi Industry Co. Ltd.	$448,318	12/31/2026	Manufacturing Facility and Offices

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Insurance

The Company does not carry any business interruption insurance, product liability insurance, or any other insurance policies. Shanghai Earntz offers employees social security insurance including endowment insurance, medical insurance, unemployment insurance, maternity insurance, employment injury insurance and housing provident fund as required by Chinese government regulations.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

The relevant regulations promulgated by such government authorities are described below.

Regulations of Medical Device and Personal Protection Equipment

China has formulated and issued the following standards for medical protective clothing and medical face masks: GB19082-2009 Technical Requirements of Single-Use Protective Clothing for Medical Use, GB19083-2010 Technical Requirements of Protective Face Masks for Medical Use, YY/T0969-2013 Single-Use Medical Face Mask, and YY0469-2011 Surgical Masks. For non-surgical personal protective masks, the standards include GB/T 32610-2016 Technical Specifications for Daily Protective Masks, GB 2626-2006 Respiratory Protective Equipment Self-Absorbing Filtering Anti-Particle Respirator. On March 11, 2020, the China Industrial Textile Industry Association also released standards of T/CNTAC 55-2020 and T/CNITA 09104-2020 for Personal Sanitary Masks.

Medical masks and protective clothing are regulated according to the Standards for Class II Medical Devices in China. In addition, according to relevant sections of China’s Regulations for the Supervision and Administration of Medical Devices and the Provisions for the Supervision and Administration of Medical Device Manufacturing, a manufacturing enterprise must obtain production permit issued by a provincial level medical product regulatory department before production.

Manufacturing enterprises must establish a quality management system for medical products and ensure its effective operation in accordance with the requirements of regulations on medical device manufacturing regulations in China. Such enterprises must operate in strict accordance with the product technical requirements for products registered or filed for record with the regulatory agency and ensure that the medical devices manufactured meet the mandatory standards and product technical requirements for products registered or filed for record.

The quality system of aseptic medical device products shall meet the requirements of the Good Manufacturing Practice (GMP) for Medical Devices and the relevant requirements of China’s Appendix for Aseptic Medical Device of Good Manufacturing Practice (GMP). Manufacturing enterprises shall regularly carry out self-inspection of the operation of their quality management systems, and submit self-inspection reports to the local medical product regulatory departments.

On March 31, 2020, National Medial Product Administration or the NMPA issued Announcement No. 5 of 2020, Export of Medical Devices for COVID-19 (“Announcement No. 5”), which requires Chinese companies to ensure that their new coronavirus detection reagents, medical masks, medical protective clothing, ventilators, and infrared thermometers have been registered with the provincial level MPA in order to export to other markets. The Ministry of Commerce subsequently issued an announcement on April 25, 2020 to supplement this requirement, that is, manufacturers of the products covered in Announcement No. 5 must ensure that each product has been certified or registered in the country or region of the importers, and is compliant with relevant quality standards and safety requirements. Domestic regulatory approval is no longer required, although NMPA registration is still required to prove that an exported device meets Chinese quality standards.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020, and replaced three existing laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies a regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign- invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Compared to the last Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM in June 2020, the 2021 Negative Lists cuts down the number of items restricted or prohibited to foreign investors from 33 to 31, widening access to more industries and fields. However, the 2021 Negative Lists prescribe that any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulators; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.. The Foreign Investment Law provides that foreign-invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after implementing the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed, and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign-invested enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

This new Foreign Investment Law has provided a more transparent foreign investment environment in China. Particularly, this new law has changed the regulatory procedure from a pre-approval requirement to the negative list system, which means the foreign-invested company may engage in any business activities that are not on the negative list, and pre-approval is not required anymore.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”) and MOFCOM. The NDRC and the MOFCOM promulgated the 2021 Negative Lists on December 27, 2021, which took effect on January 1, 2022. Industries listed on the 2021 Negative Lists are divided into two categories: restricted and prohibited. Industries not listed on the 2021 Negative Lists are generally deemed as constituting a third “permitted” category. The establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases, Chinese partners are required to hold the majority interests in such joint ventures. In addition, projects falling under the restricted category are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Any domestic enterprise engaging in businesses prohibited by the 2021 Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulators; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

To comply with PRC laws and regulations, we rely on contractual arrangements with the VIEs to operate our business in China. See “Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the VIEs and the shareholders of the VIEs for our business operations, which may not be as effective as direct ownership in providing operational control.”

Shanghai Earntz, the operating VIE, engages in the manufacturing and selling nonwoven fabrics and related products, which are not included in the current Negative List or other categories that PRC laws and regulations restrict foreign investment. However, we intend to expand our business and operations in the PRC without being restricted to the business activities not subject to the Negative List. We believe that such potential expansion of business activities is important for our future business development and growth. Typically, to comply with PRC laws and regulations, an offshore business that intends to operate in an industry in China that is on the Negative List, it may conduct its business in the PRC through certain VIE contractual arrangements with the relevant entities in China, instead of equity ownership of such entities. As such, we believe the contractual arrangements between the WFOE and the VIEs are necessary for our business operations. These contractual arrangements with the VIEs and their shareholders enable us to exercise effective control over the variable interest entity, Shanghai Earntz and Beijing Earntz, thereby consolidating its financial results, and provide us with the freedom to conduct and develop our business without the restriction of the Negative List.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks, and domain names.

Copyrights. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010, which took effect in April 2010 and was last amended in November 2020 (the “Copyright Law”), and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patents. The Patent Law of the PRC promulgated in December 2008, which became effective in October 2009 and was recently revised by the SCNPC on October 17, 2020 (which revision became effective on June 1, 2021), provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity, and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and ten years for utility models and designs, all of which commence from the date of application of patent rights under the current Patent Law of the PRC. The protection period has been slightly amended in a recent amendment, which became effective on June 1, 2021. The terms of protection for invention and utility patents will still be 20 years and ten years, respectively, in general. The term of protection for a design patent will be extended from ten years to 15 years. In addition, for invention patents, in situations where a patent is only granted after four years or more from its filing date or three years or more after a request for substantive examination date, the applicant can request an extension of protection term for any unreasonable delay.

Trademarks. The Trademark Law of the PRC was promulgated in August 2013, which took effect in May 2014 (the “Trademark Law”), and was revised in 2019, and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation, is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Domain Names. Domain names are protected under the Administrative Measures for Internet Domain Names promulgated by MIIT, effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

The Company has registered its trademarks, patents, and domain names with competent regulatory agencies in China. We may be, from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. See Risk Factors- Risks Related to Our Business: We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes On Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. The qualification of a HK resident enterprise focuses on de facto management. As of the date of this prospectus, we do not have a management team in Hong Kong and would most likely not be considered an HK resident enterprise and therefore would not be eligible for the reduced 5% withholding tax rate.

Regulations on Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by the NPC and implemented in January 2008 and amended in February 2017, and December 2018, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

In addition, according to the EIT Law and its implementation rules, enterprises registered in countries or regions outside the PRC with “de facto management bodies” located within China may be considered to be PRC resident enterprises and will be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define “de facto management bodies” as establishments that exercise full and substantial control over and overall management of the business, productions, personnel, accounts, and properties of an enterprise. The only detailed guidance currently available for the definition of  “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the SAT in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

●	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to the approval of organizations or personnel in the PRC;

●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

●	50% or more of voting board members or senior executives habitually reside in the PRC.

Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that the actual management team of our Company or any of our subsidiaries registered outside of China is based in the territory of China, we or such subsidiary may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes. As a PRC resident enterprise, we or such subsidiary will be subject to PRC enterprise income tax at a rate of 25% on its world-wide income, which could materially reduce our net income. If such entity derives income other than dividends from its wholly-owned subsidiaries in China, a 25% enterprise income tax on its global income may increase our tax burden.

In addition, if we are classified as a PRC resident enterprise for PRC tax purposes, we may be required to withhold tax at a rate of 10% from dividends we pay to our shareholders, including the holders of our Ordinary Shares, that are non-resident enterprises. Further, non-resident enterprise shareholders (including our Ordinary Shares holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares if such income is treated as sourced from within China. Furthermore, gains derived by our non-PRC individual shareholders our non-PRC individual shareholders (in each case, subject to the provisions of any applicable tax treaty) from the sale of our shares may be subject to a 20% PRC withholding tax. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise which will depend upon the specific country where such shareholder is located and whether there is a treaty between such country and China and the specific terms of such treaty. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, our Company has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of Enterprise Income Tax Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Regulations on Income Tax for Share Transfers

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise, such as the Company, transfers the equity interests of a PRC resident enterprise indirectly through the transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise through or in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and treat the indirect equity transfer as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

Regulations on PRC Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services, and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries on a nationwide basis. A VAT rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019. Shanghai Earntz currently pays VAT at a rate of 13%.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 142”), regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC.

In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders, no longer require approval or verification from SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration, and banks must process foreign exchange business relating to direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE further reformed the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of Foreign-Invested Enterprises and issued the Circular of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas (“Circular 36”), in July 2014. This circular suspends the application of Circular 142 in certain areas and allows a Foreign-Invested Enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine applications and manage registrations.

On March 30, 2015, SAFE promulgated SAFE Circular 19 to expand the reform nationwide. SAFE Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from foreign exchange capital for expenditure beyond the enterprise’s business scope, providing entrusted loans, or repaying loans between non-financial enterprises.

On June 9, 2016, SAFE issued SAFE Circular 16, which took effect on the same day. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

Based on the foregoing, if we intend to provide funding to our WFOE through capital injection, we should file with the State Administration for Market Regulation or its local counterparts, via the foreign investment comprehensive administrative system and register such funding with local banks for foreign exchange related matters.

In October 2019, SAFE promulgated Circular 28 to further promote the facilitation of cross-border trade and investment and relax certain restriction on foreign exchange settlement.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations about or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

All our current major shareholders have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. Failure to comply with the registration procedures set forth in Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas-listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We have not adopted any stock incentive plans as of the date of this prospectus.

Regulations on Dividend Distribution

Under our current corporate structure, we may rely on dividend payments from our WFOEs, which are a wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include the newly enacted Foreign-Investment Law, which came into effect on January 1st, 2020, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on M&A and Overseas Listings

Six PRC regulatory agencies, including MOFCOM, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and was amended in June 2009. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which took effect 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which took effect on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.”

Regulations Relating to Employment

Pursuant to the Labor Law of PRC, promulgated by the NPC in July 1994 and revised in August 2009 and December 2018 (the “Labor Law”), and the Labor Contract Law of PRC, promulgated by the Standing Committee of the NPC in June 2007 and amended in December 2012 (the “Labor Contract Law”), employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and paying the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds based on local annual minimum salary standard or certain percentage of the local annual average compensations to works (“Social Insurance Payment Base”). We participate in employee benefit plans and have made contributions to such plans required by current PRC laws and regulations. If enterprises are required to contribute to the plans or funds based on a higher Social Insurance Payment Base under the new regulations or policies in the future, we may have to make more contributions to such plans for our employees.

We intend to comply with the new regulations and policies applicable to employee benefit plans set forth through time. As of the date of this prospectus, we had not received any notice from the local authorities or court or any claim or request from these employees regarding to employee benefit plans. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Junjie Hu	38	Chief Executive Officer, Director and Chairman of the Board of Directors
Xing Zhang	32	Chief Financial Officer and Director
Yixiao Wang*	32	Independent Director Nominee
Heng Zhang*	36	Independent Director Nominee
Hao Song*	36	Independent Director Nominee

*	Each of Mr. Wang, Mr. Zhang and Mr. Song has indicated his consent to serve as an independent director upon the formal appointment by the board of directors prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Biography

Mr. Junjie Hu is our founder and was appointed as the Chief Executive Officer and Chairman of the board of directors of the Company on September 14, 2021. He has served as Chairman of the Board of Directors and Chief Executive Officer of Shanghai Earntz since July 2016. Mr. Hu has over 10 years of experience in production and management in pulp, paper & personal care industries. From August 2008 to May 2010, Mr. Hu was an analyst of RISI, Inc., a leading consulting firm based in Boston, focusing on the global pulp & paper industry. From May 2010 to July 2016, Mr. Hu worked for 3M China as a senior product manager. Mr. Hu is primarily responsible for overseeing the sales and marketing, research and development, business strategy, and overall management of our Company and Shanghai Earntz. Mr. Hu graduated from the University of Auckland with an undergraduate degree in Commerce in July 2006. In September 2019, Mr. Hu obtained an Executive Master of Business Administration (EMBA) degree from Fudan University in Shanghai, China. The Board believes that Mr. Hu’s in-depth knowledge of our business and experience in personal care industry will assist us in our future growth and expansion plans and make him a valuable member of the Board.

Mr. Xing Zhang is our co-founder and was appointed as a director and Chief Financial Officer of the Company on September 14, 2021. Mr. Zhang has served as deputy general manager of Shanghai Earntz since July 2016. Mr. Zhang has experience in business operations and production, supply chain management and financing. Mr. Zhang worked for China Industry Securities as an analyst from September 2015 to July 2016. Mr. Zhang graduated from Southwest Jiaotong University with an undergraduate degree in English in July 2012. In December 2015, Mr. Zhang obtained a Masters of finance degree from Newcastle University in the United Kingdom. Mr. Zhang obtained his U.K. CFA certificate in 2015. The Board believes that Mr. Zhang is well qualified to serve as a member of the Board due to his experience in production and supply chain management.

Mr. Yixiao Wang, a Canadian citizen, is the founder of Beijing Hongge Trading Inc. since March 2020. From March 2019 to January 2020, Mr. Wang served as Chief Marketing Officer of blockchain project Matrix. From September 2015 to March 2019, Mr. Wang served as a marketing manager of DIDI and participated in major projects of DIDI such as the Rio Olympic campaign, 100 best drivers, and DIDI grand branding upgrade. Mr. Zhang graduated from the University of Toronto in Canada with an undergraduate degree in Finance & Arts in 2014. The Board believes that Mr. Wang’s expertise and knowledge of marketing and business operation will benefit the Company’s operations and make him a valuable member of the Board.

Dr. Heng Zhang has been a professor at Zhongyuan University of Technology since April 2017. From July 2019 to July 2020, Dr. Zhang was a senior visiting scholar at Shinshu University in Japan studying fiber materials. From March 2017 to January 2019, Dr. Zhang worked as a post-doctor researcher at the Institute of Chemical and Biological Engineering of Zhejiang University. From April 2016 to March 2017, Dr. Zhang worked as an engineer at Zhejiang Kingsafe Nonwovens Co., Ltd. Dr. Zhang obtained his bachelor’s degree, master’s degree, and Ph.D. degree from Tiangong University with a major in textile engineering, nonwoven materials and engineering, respectively, between September 2004 and Oct 2015. Dr. Zhang has experience both in theory and practice in the nonwoven materials industry. Dr. Zhang has published more than 30 SCI/EI thesis on POLYMER, ACS APPL. POLYM MATER, POLYM TEST. The Board believes that Dr. Zhang’s extensive knowledge in textile engineering, nonwoven materials and engineering makes him a valuable member of the Board.

Mr. Hao Song has more than ten year’s experience in property investment and wealth management business. Mr. Song is a founder of Shanghai Realway Capital Assets Management Co., Ltd., a company listed on the Hong Kong Stock Exchange (HK: 01835). Mr. Song was a senior staff of Shanghai Realway Capital Assets Management Co., Ltd. from 2016-2020 and has served as its Chief Operating Officer since January 2021. Mr. Song graduated from East China University of Political Science and Law with a bachelor’s degree in law in 2009. In 2019, Mr. Song obtained his Executive Masters of Business Administration (EMBA) degree from Fudan University. The Board believes that Mr. Hao’s experience in capital market and public company makes him a valuable member of the Board.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of one year, renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits, each as determined by the board of directors from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason, and such termination shall take effect 30 days after the receipt by the Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his or her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him or herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

We will enter into director agreements with each of our independent directors, which agreements set forth the terms and provisions of their respective engagements.

In addition, we will enter into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current Amended and Restated Memorandum and Articles of Association.

Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2021 and 2020, we paid $70,440 (RMB 486,126) and $47,502 (RMB 327,828), respectively, to our chief executive officer for his services. For the fiscal years ended December 31, 2021 and 2020, we paid $30,665 (RMB199,320) and $21,273 (RMB138,280), respectively, to our chief financial officer and we did not pay our directors for their services solely as our directors during the years ended December 31, 2021 and 2020. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Board of Directors and Committees

Our board of directors currently consists of five directors. The NASDAQ Capital Market corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors. We have a majority of independent directors serving on our board of directors.

Our board of directors may exercise all the powers of our Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party. None of our non-executive directors has a service contract with us that provides for severance payments upon termination of service.

We have established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. Each of the committees of the board of directors is described below.

Audit Committee

[            ], [            ], and [            ] are members of our Audit Committee; [     ] serves as the chairman of the Audit Committee. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

●	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversee all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board of directors;

●	review and approve in advance any proposed related-party transactions and report to the full board of directors on any approved transactions; and

●	provide oversight assistance in connection with legal, ethical, and risk management compliance programs established by management and the board of directors, including Sarbanes-Oxley Act implementation, and make recommendations to the board of directors regarding corporate governance issues and policy decisions.

We have determined that [            ] possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

[            ], [            ], and [            ] are members of our Compensation Committee; [            ] serves as the chairman of the Compensation Committee. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee.

In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee shall:

●	approve compensation principles that apply generally to Company employees;

●	make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

●	administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

●	determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Corporate Governance and Nominating Committee

[            ], [           ], and [           ] are members of our Corporate Governance and Nominating Committee; [       ] serves as the chairman of the Corporate Governance and Nominating Committee. All members of our Corporate Governance and Nominating Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Corporate Governance and Nominating Committee.

In accordance with its charter, the Corporate Governance and Nominating Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating shall:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors’ director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that [           ], [           ], and [           ] are “independent directors” as defined by NASDAQ.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all executive officers, directors, and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. Our board of directors has all the powers necessary for managing and for directing and supervising our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of shares in our Company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until they are removed from office by ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (a) if gives notice in writing to the Company that he resigns the office of director; (b) if he or she absents himself or herself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; (c) if dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (d) if found a lunatic or becomes of unsound mind.

Our officers are elected by and serve at the discretion of the board of directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of our Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security, of which that person has a right to acquire beneficial ownership within 60 days.

Applicable percentage ownership prior to the offering is based on 17,500,000 Ordinary Shares outstanding as of the date of this prospectus. The table also lists the percentage ownership after this offering based on Ordinary Shares outstanding immediately after the completion of this offering sale of [       ] Ordinary Shares, assuming the Representative does not exercise its over-allotment option.

Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
Name of Beneficial Owners	Number	%	Number	%
Directors and Executive Officers:
Junjie Hu (1)	13,550,000	77.43%	13,550,000
Xing Zhang	-	-	-

5% or Greater Shareholders:
Aslan Global Ltd. (1)	13,550,000	77.43%	13,550,000

All directors and executive officers as a group (six individuals)	13,550,000	77.43%	13,550,000

(1)	Mr. Junjie Hu, Chairman of our Board and Chief Executive Officer of the Company, is the sole shareholder of Aslan Global Ltd. a British Virgin Islands company. The registered address of Aslan Global Ltd. is P.O. Box 986, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

Variable Interest Entity Arrangements

See “Corporate History and Structure —Variable Interest Entity Arrangements.”

Employment Agreements, Director Agreements and Indemnification Agreements

See “Management—Employment Agreements, Director Agreements and Indemnification Agreements.”

Transactions with Our Shareholders

			December 31,	December 31,
Name	Relationship	Nature	2021	2020

Junjie Hu	a major shareholder of Earntz Cayman and 100%	Advances for operations, no interest, due on demand	$(77,819)	$(76,034)
	beneficiary owner of Shanghai Earntz and a 94.8% owner of Beijing Earntz	Payment of share transfer tax on behalf of Mr. Junjie Hu, with interest rate 3.7%, due on June 30, 2022*	575,002	-
			$497,183	$(76,034)

*	On August 16, 2021, Shanghai Earntz paid RMB 3.6 million ($0.56 million) for a share transfer tax on behalf of Mr. Junjie Hu, the chief executive officer and major shareholder of the Company, relating to the transfer of Shanghai Earntz shares by a third party shareholder to him. Mr. Hu had agreed to reimburse the Company for the full amount of the tax paid plus interest at 3.7% by June 30, 2022. However, due to COVID-19 and the lockdown in Shanghai, the payment was postponed and fully paid off on August 9, 2022.

Company Loans Guaranteed by Related Parties

Mr. Junjie Hu, a 77.43% shareholder of Earntz Cayman and a 100% beneficiary owner of Shanghai Earntz and a 94.8% owner of Beijing Earntz, and Ms. Yanlun Lin, Mr. Junjie Hu’s spouse provided guarantees for several bank loans of the Company as follows:

		Interest	Collateral/	Date of	December 31,	December 31,
Bank name	Term	rate	Guarantee	settlement	2021	2020

China Construction Bank - Shanghai Jinshan branch	From March 8, 2021 to March 7, 2022	3.85%	Guaranteed by Mr. Junjie Hu and Ms. Yanlun Lin	March 9, 2022	$1,569,000	$-
Bank of China - Shanghai Fengjing branch	From March 24, 2021 to March 23, 2022	3.35%	Guaranteed by Mr. Junjie Hu and Ms. Yanlun Lin	March 24, 2022	470,700	-
Bank of China - Shanghai Fengjing branch	From May 28, 2021 to May 27, 2022	3.85%	Guaranteed by Mr. Junjie Hu and Ms. Yanlun Lin	May 31, 2022	784,500	-
Industrial And Commercial Bank Of China - Shanghai Jinshan branch	From August 20, 2021 to August 19, 2031	3.80%	Guaranteed by Mr. Junjie Hu and Ms. Yanlun Lin		1,569,000
Shanghai Rural Bank - Jinshan Branch	From December 8, 2021 to December 3, 2022	3.85%	Guaranteed by Mr. Junjie Hu		784,500
China Construction Bank - Shanghai Jinshan branch	From February 20, 2020 to February 19, 2021	2.80%	Guaranteed by Mr. Junjie Hu and Ms. Yanlun Lin	February 24, 2021	-	919,800
Bank of Communications- Shanghai Zhujing branch	From March 2, 2020 to March 2, 2021	4.10%	Guaranteed by Mr. Junjie Hu	March 2, 2021	-	306,600
Total					5,177,700	2,759,400

Lease with Related Parties

See “Facility” for details.

				Prepayment as of December 31,		Rent expense for the year ended December 31,
Name	Nature	Lease term	Payment	2021	2020	2021	2020

*Chun Yun Li	Plant lease	January 1, 2019 to December 31, 2026	Annual rent $430,000; 5% increase in 2021 and 2024; paid quarterly	$120,020	$117,266	$451,681	$402,142

*Chun	Yun Li is Xiang Zhang’s father

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time.

As of the date of this prospectus, our authorized share capital consists of 500,000,000 Ordinary Shares, par value $0.0001 per share. As of the date of this prospectus, 17,500,000 Ordinary Shares are issued and outstanding.

Our Amended and Restated Memorandum and Articles of Association

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our Board may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the Board out of our Company except from the following:

●	profits; or

●	“share premium account,” which represents the excess of the price paid to our Company on issuance of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest from the Company.

Voting Rights. Each Ordinary Share shall be entitled to one vote on all matters subject to vote at general and special meetings of our Company. Voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our Company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as making changes to our amended and restated memorandum and articles of association.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Winding Up; Liquidation. Upon the winding up of our Company, after the full amount that holders of any issued shares ranking senior to the Ordinary Shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Ordinary Shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our Ordinary Shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of Ordinary Shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be materially adversely varied with the written consent of the holders of all of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Anti-Takeover Provisions. Some provisions of our current Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Warrants

There are no outstanding warrants to purchase any of our securities.

Options

There are no outstanding options to purchase any of our securities.

Differences in Corporate Law

The Companies Act is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Amended and Restated Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in the memorandum and articles of association. Our Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current Amended and Restated Memorandum and Articles of Association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current Amended and Restated Memorandum and Articles of Association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a super majority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our current Amended and Restated Memorandum and Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class or the written consent the holders of all of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Ordinary Shares. We cannot assure you that a liquid trading market for our Ordinary Shares will develop on NASDAQ or be sustained after this offering. Future sales of substantial amounts of Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Ordinary Shares.  Further, since a large number of our Ordinary Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of [           ] Ordinary Shares outstanding, assuming no exercise of the Representative’s over-allotment option. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus, 17,500,000 Ordinary Shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144. A total of [           ], or [           ]%, of our currently outstanding Ordinary Shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up period of six (6) months after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144. The remaining [           ] shares may be sold in accordance with Rule 144.

The following table summarizes the total shares potentially available for future sale.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Freely tradable shares sold in the offering.

90 days		Shares saleable under Rule 144.

Six months		Shares saleable after expiration of the lock-up.

Rule 144

All of our Ordinary Shares that will be issued and outstanding upon the completion of this offering, other than those Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our share capital that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations, except that sales of our share capital by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

Any restricted shares owned by our affiliates will also be subject to the resale limitations of Rule 144. Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned shares of our share capital for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

●	1% of the number of shares of our authorized share capital then outstanding, which will equal approximately [ ] Ordinary Shares immediately after this offering assuming no exercise of the Representative’s over-allotment option; or

●	the average weekly trading volume in our Ordinary Shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Our affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. We do not currently have any compensatory stock plan for our employees, consultants or advisors.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We and each of our officers, directors and certain shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our Ordinary Shares or other securities convertible into or exchangeable or exercisable for our Ordinary Shares or derivatives of our Ordinary Shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or Ordinary Shares issuable upon exercise of options or warrants held by these persons until after six (6) months following the effective of the registration statement of which this prospectus forms a part.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Capital Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from WFOE. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiaries to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

In addition, SAT Circular 82 issued in April 2009, ,the only official guidance for the definition of “de facto management body” currently available, specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Although we don‘t have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of us and our subsidiaries organized outside the PRC.

Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, as a PRC resident enterprise, the Company will be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. If such entity derives income other than dividends from its wholly-owned subsidiaries in China, a 25% enterprise income tax on its global income may increase our tax burden. Also, if we are classified as a PRC resident enterprise for PRC tax purposes, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. If any PRC tax were to apply to such gains, it would generally apply at a rate of 20%. PRC tax liability may vary under applicable tax treaties.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas which will depend upon the specific country where such shareholder is located and whether there is a treaty between such country and China and the specific terms of such treaty. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, our Company has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future. If we or any of our subsidiaries outside of the PRC was deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risk Factors Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008, and Circular 7, in replacement of some of the existing rules in Circular 698, became effective in February 2015.  On October 17, 2017, the SAT promulgated Bulletin 37, and Circular 698 was replaced effective December 1, 2017. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. We and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars. In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018, and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax. See “Risk Factors—Risk Factors Relating to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers' Enjoyment of Treaty Benefits, which became effective on January 1, 2020, requires that the non-resident taxpayers' enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits, and retention of relevant materials for review.” If a non-resident taxpayer determines through self-assessment that he or she is eligible for treaty benefits, he or she may, when filing tax returns, or when a withholding agent files withholding returns, enjoy tax treaty benefits, and collect and retain relevant materials for review and accept the follow-up administration of PRC tax authorities. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Earntz International may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOEs, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements that we have made are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize a taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on NASDAQ and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

UNDERWRITING

We expect to enter into an underwriting agreement with Network 1 Financial Securities, Inc., as representative of the several underwriters named therein (the “Representative”), with respect to the Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Ordinary Shares as indicated below.

Underwriters	Number of Ordinary Shares
Network 1 Financial Securities, Inc.	[●]
[●]
Total	[●]

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ option to purchase additional Ordinary Shares described below.

The underwriting agreement provides that the obligation of the Representative to take and pay for the Ordinary Shares, is subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on the Nasdaq Capital Market, (2) delivery of legal opinions, and (3) delivery of auditor comfort letters.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of [●] additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.

Underwriting Discounts and Expenses

The underwriters have advised us that they propose to offer the Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $_______ per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $____ per share to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Ordinary Shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share	Total Without Over- Allotment Option	Total With Full Over- Allotment Option
Public offering price	$	$	$
Underwriting discounts(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Represents an underwriting discount equal to 7% per share. The fees do not include the Representative’s Warrants or expense reimbursement provisions described below. Underwriting discounts to be paid by us are calculated based on the assumption that no investors in this offering are introduced by us.

We have agreed to pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent of the gross proceeds received by us from the sale of the shares.

We have agreed to pay expenses relating to the offering, including: (i) our legal and accounting fees and disbursements; (ii) the costs of preparing, printing, mailing, and delivering the registration statement, the preliminary and final prospectus contained therein and amendments thereto, post-effective amendments and supplements thereto, and the underwriting agreement and related documents (all in such quantities as the Representative may reasonably require); (iii) the costs of preparing and printing stock certificates and warrant certificates; (iv) the costs of any “due diligence” meetings; (v) all reasonable and documented fees and expenses for conducting a net road show presentation; (vi) all filing fees and communication expenses relating to the registration of the shares to be sold in the offering with the SEC and the filing of the offering materials with FINRA; (vii) the reasonable and documented fees and disbursements of the Representative’s counsel up to $100,000; (viii) background checks of the Company’s officers and directors up to $15,000; (ix) preparation of bound volumes and mementos in such quantities as the Representative may reasonably request up to $6,500; (x) transfer taxes, if any, payable upon the transfer of securities from us to the Representative; and (xi) the fees and expenses of the transfer agent, clearing firm, and registrar for the shares; provided that the actual accountable expenses of the Representative shall not exceed $180,000. We are required to supply the Representative and its counsel, at our cost, with a reasonable number of bound volumes of the offering materials within a reasonable time after the closing of this offering as well as commemorative tombstones.

We paid an expense deposit of $85,000 to the Representative, upon the execution of letter of intent between us and the Representative, and will pay an additional $55,000 upon receipt of the public filing of this prospectus, for the Representative’s anticipated out-of-pocket expenses. Upon the closing of this offering, we will pay an additional $40,000 to the Representative. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above and underwriter expense reimbursement, will be approximately $[●], including a maximum aggregate reimbursement of $180,000 of Representative’s accountable expenses.

In addition, we agreed, during the engagement period of the Representative or until the consummation of this offering, whichever is earlier, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of the securities without the written consent of the Representative, provided that the Representative is reasonably proceeding in good faith with preparation for this offering. Until the Underwriting Agreement is signed, we or the Representative may at any time terminate its further participation in this offering for any reason whatsoever, and we agree to reimburse the Representative for its actual reasonable accountable out-of-pocket expenses, up to a maximum of $180,000, incurred prior to the termination, less any advance and amounts previously paid to the Representative in reimbursement for such expenses; provided, however, that such fees shall be subject to FINRA Rule 5110(f)(2)(D)(ii) and shall not apply if and to the extent the Representative has advised us of the Representative’s inability or unwillingness to proceed with this offering.

Representative’s Warrants

We have also agreed to issue to the Representative and its affiliates or employees warrants to purchase a number of Ordinary Shares equal to 7% of the total number of Ordinary Shares sold in this offering, including any shares issued upon exercise of the underwriters’ over-allotment option.

The Representative’s Warrants will have an exercise price per share equal to 135% of the public offering price per share in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable commencing six months following the date of commencement of sales of the public offering, and will be exercisable until such warrants expire five years after the date of commencement of sales of the public offering. The Representative’s Warrants and the Ordinary Shares underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative and its affiliates or employees (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the Ordinary Shares underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days following the date of commencement of sales of the public offering except as permitted by FINRA Rule 5110(e)(2). The Representative and its affiliates or employees will also be entitled to one demand registration of the sale of the shares underlying the Representative’s Warrants at our expense, one additional demand registration at the Representative’s Warrants’ holders’ expense, and unlimited “piggyback” registration rights each with a duration of no more than five years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D). The Representative’s Warrants will provide for adjustment in the number and price of such warrants and the shares underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution.

Participation in Future Offerings

Until 12 months from the commencement of sales of the offering, the underwriters shall have a right of first refusal to act on our behalf as the lead underwriter or co-bookrunning manager for any U.S. public underwriting or private placement of equity and debt securities, of us or our U.S. subsidiaries and successors.

Listing

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ETZ.”

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters.

Furthermore, each of our directors and executive officers has also entered into a similar lock-up agreement for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Pricing of the Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the Ordinary Shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriters under option to purchase additional Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriters may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action may be taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries and regions.

Australia. This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The Ordinary Shares may not be offered, sold, or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Shares to the public in that Relevant Member State at any time,

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

●	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of Ordinary Shares to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The Ordinary Shares may not be offered or sold in Hong Kong by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia. The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Japan. The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC, and the Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Ordinary Shares may not be circulated or distributed, nor may our Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

United Kingdom. An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

Israel. This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

The address of Network 1 Financial Securities, Inc. is 2 Bridge Avenue, Suite 241 Red Bank, NJ 07701.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NASDAQ listing fee, all amounts are estimates.

SEC registration fee	$
NASDAQ listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Investor relationship expenses
Miscellaneous expenses

Total expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

The Company is being represented by FisherBroyles, LLP, with respect to legal matters of United States federal securities law. The validity of the Ordinary Shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. The Company is being represented by King & Capital Law Firm with regard to PRC law. FisherBroyles, LLP, may rely upon King & Capital Law Firm with respect to matters governed by PRC law. Loeb & Loeb LLP is acting as U.S. counsel for the underwriter. Allbright Law Offices is acting as the PRC counsel for the underwriter. Loeb & Loeb, LLP may rely upon Allbright Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2021 and 2020 included herein and in the registration statement have been so included in reliance on the report of Wei, Wei & Co., LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The office of Wei, Wei & Co., LLP is located at 133-10 39th Avenue Flushing, New York 11354.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at www.sh-earntz.com as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Earntz Healthcare Products, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Earntz Healthcare Products, Inc. and Subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive (loss) income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors since 2021.

Flushing, New York

August 17, 2022

EARNTZ HEALTHCARE PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. $)

	December 31,	December 31,
	2021	2020

ASSETS
Current assets:
Cash	$858,916	$4,414,205
Accounts receivable, net	4,354,251	3,844,026
Deposits	10,983	7,122
Due from related party	575,002	-
Notes receivable	1,033,340	2,041,550
Inventory	2,693,703	2,312,383
Prepayments	2,332,482	6,507,380
Total current assets	11,858,677	19,126,666

Other assets:
Deposits	6,276	13,797
Intangible assets, net	19,983	39,048
Deferred offering costs	199,462	-
Property and equipment, net	9,375,188	7,745,474
Total non-current assets	9,600,909	7,798,319

TOTAL ASSETS	$21,459,586	$26,924,985

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,130,146	$4,505,069
Advance from customers	319,230	2,067,566
Taxes payable	334,074	284,784
Short-term bank borrowings	5,177,700	2,759,400
Advances from related party	77,819	76,034
Accrued liabilities and other payables	205,220	889,052
Total current liabilities	8,244,189	10,581,905

Deferred tax liabilities, net	153,478	688,111
Total liabilities	8,397,667	11,270,016

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 17,500,000 shares issued and outstanding as of December 31, 2021 and 2020*	1,750	1,750
Additional paid-in capital	4,674,680	4,674,680
Retained earnings	6,389,307	9,314,138
Statutory reserves	1,035,288	1,035,288
Other comprehensive income	960,894	629,113

Total stockholders’ equity	13,061,919	15,654,969

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$21,459,586	$26,924,985

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on July 9, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

EARNTZ HEALTHCARE PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(IN U.S. $)

	Year Ended December 31,
	2021	2020

Sales	$17,507,069	$46,901,200
Cost of sales	13,253,149	22,317,921

Gross profit	4,253,920	24,583,279

Operating expenses:
Bad debt expense	3,338,980	2,162,036
Selling and marketing	1,192,989	8,826,890
General and administrative	1,215,831	849,632
Research and development	1,324,350	2,238,993

Total operating expenses	7,072,150	14,077,551

(Loss) income from operations	(2,818,230)	10,505,728

Other income (expense):
Government subsidies	204,175	1,026,734
(Loss) gain on disposal of assets	(37,942)	271,365
Interest income	7,725	50,628
Interest (expense)	(128,561)	(67,174)
Foreign currency exchange (loss)	(26,005)	(192,372)
Other (expense)	(11,744)	(1,056)

Total other income, net	7,648	1,088,125

(Loss) income before provision for income taxes	(2,810,582)	11,593,853
Provision for income taxes	114,249	1,515,449

Net (loss) income	(2,924,831)	10,078,404

Other comprehensive (loss) income:
Foreign currency translation adjustment	331,781	916,425

Total comprehensive (loss) income	$(2,593,050)	$10,994,829

Weighted average number of ordinary shares*
Basic and diluted	17,500,000	17,500,000

(Loss) earnings per share
Basic and diluted	$(0.17)	$0.58

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on July 9, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

EARNTZ HEALTHCARE PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020

(IN U.S. $)

	Ordinary shares*	Ordinary shares amount	Additional Paid-in Capital	Retained Earnings	Statutory Reserve Fund	Other Comprehensive Income (Loss)	Total

Balance at December 31, 2019	17,500,000	$1,750	$4,674,680	$243,574	$27,448	$(287,312)	$4,660,140
Net income	-	-	-	10,078,404	-	-	10,078,404
Allocation to statutory reserve	-	-	-	(1,007,840)	1,007,840	-	-
Foreign currency translation adjustment	-	-	-	-	-	916,425	916,425

Balance at December 31, 2020	17,500,000	1,750	4,674,680	9,314,138	$1,035,288	629,113	15,654,969
Net (loss)	-	-	-	(2,924,831)	-	-	(2,924,831)
Foreign currency translation adjustment	-	-	-	-	-	331,781	331,781

Balance at December 31, 2021	17,500,000	$1,750	$4,674,680	$6,389,307	$1,035,288	$960,894	$13,061,919

*	Shares are presented on a retroactive basis to reflect the recapitalization on July 9, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

EARNTZ HEALTHCARE PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. $)

	Years Ended December 31,
	2021	2020

Cash flows from operating activities:
Net (loss) income	$(2,924,831)	$10,078,404
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Bad debt recovery	(20,848)	-
Provision of bad debt	3,359,828	2,162,036
Depreciation and amortization	1,235,102	893,928
Loss (gain) on disposal of assets	37,942	(271,366)
Deferred tax (benefit) expense	(544,124)	725,274
Change in operating assets and liabilities:
Accounts receivable	(3,753,849)	(2,641,800)
Notes receivable	1,043,363	(1,696,485)
Deposits	4,101	(9,630)
Inventory	(323,058)	(1,456,938)
Prepayments	3,446,560	(3,336,042)
Accounts payable	(2,450,676)	4,028,941
Taxes payable	42,087	268,832
Advance from customers	(1,775,130)	1,954,274
Accrued liabilities and other payables	(696,176)	829,455
Net cash (used in) provided by operating activities	(3,319,709)	11,528,883

Cash flows from investing activities:
Proceeds from disposal of assets	-	833,496
Loan to related party	(568,039)	-
Purchase of intangible assets	-	(55,363)
Purchase of property and equipment	(1,854,849)	(6,720,287)
Net cash (used in) investing activities	(2,422,888)	(5,942,154)

Cash flows from financing activities:
Proceeds from short term loans	5,890,000	2,608,200
Repayment of short-term loans	(3,565,000)	(1,304,100)
Repayment of advances from related parties	-	(3,136,888)
Payment of offering costs	(197,046)	-
Net cash provided by (used in) financing activities	2,127,954	(1,832,788)

Effect of exchange rate changes on cash	59,354	247,072

Net (decrease) increase in cash	(3,555,289)	4,001,013
Cash, beginning	4,414,205	413,192
Cash, ending	$858,916	$4,414,205

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$128,561	$67,174
Income taxes	$1,055,783	$522,734

Non-Cash Activities:
Operating expenses paid by shareholders	$-	$32,251
Transferred from prepayments to fixed assets	$1,077,277	$16,029

The accompanying notes are an integral part of these consolidated financial statements.

EARNTZ HEALTHCARE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. $)

Note 1 – Nature of business and organization

Earntz Healthcare Products, Inc. (“Earntz Cayman” or the “Company”) is a holding company incorporated in the Cayman Islands on March 8, 2021 under the laws of the Cayman Islands. Earntz Cayman has no substantive operations other than holding all of the outstanding share capital of Earntz International Limited (“Earntz HK”) established under the laws of Hong Kong on March 19, 2021. Earntz HK is a holding company holding all of the outstanding equity of Shanghai Earn and Earn Management Consulting Co., Ltd. (“Shanghai WFOE”), a wholly foreign-owned enterprise incorporated in China on July 8, 2021 and Beijing Earn and Earn Management Consulting Co., Ltd (“Beijing WFOE”), a wholly foreign-owned enterprise incorporated in China on September 17, 2021 (collectively with Shanghai WFOE, the “WFOEs”).

The Company, through its variable interest entities (“VIEs”), Shanghai Earntz Nonwoven Co., Ltd (“Shanghai Earntz”) and Beijing Earntz Technology Co., Ltd (“Beijing Earntz”) incorporated on August 3, 2021, is mainly engaged in the research, production, and sales of hot-air non-woven fabrics.

On July 9, 2021, Shanghai WOFE entered into a series of VIE Agreements with the shareholders of Shanghai Earntz.

On August 16, 2021, Shanghai Earntz paid RMB 3.6 million ($0.56 million) for a share transfer tax on behalf of Mr. Junjie Hu, the chief executive officer and major shareholder of the Company, relating to the transfer of Shanghai Earntz shares by a third party shareholder to him. Mr. Hu had agreed to reimburse the Company for the full amount of the tax paid plus interest at 3.7% by June 30, 2022. However, due to COVID-19 and the lockdown in Shanghai, the the due date was postponed and the loan was repaid on August 9, 2022.

On September 17, 2021, Earntz HK incorporated Beijing WOFE. On March 17, 2022, Beijing WOFE entered into a series of VIE Agreements with Beijing Earntz and the shareholders of Beijing Earntz, an entity which was incorporated on August 3, 2021 and has not yet commenced any operations as of the date of this report. These agreements include: 1) an Exclusive Consulting and Services Agreement; 2) an Equity Interest Pledge Agreement, 3) an Exclusive Option Agreement; 4) Powers of Attorney and 5) Spousal Consent Letters. Pursuant to these agreements, Beijing WOFE has the exclusive rights to provide consulting services to Beijing Earntz related to the business operation and management of Beijing Earntz. For such services, Beijing Earntz agrees to pay an annual service fee in the amount of audited net income to Beijing WFOE or Beijing WFOE has obligation to absorb all of Beijing Earntz’s losses. Such contractual arrangements are designed so that the operations of Beijing Earntz are solely for the benefit of Beijing WOFE and ultimately, the Company.

The VIE Agreements of Shanghai Earntz and Beijing Earntz include:

Exclusive Consulting and Services Agreements

The Exclusive Consulting and Services Agreements by and between our WFOEs and the VIEs provide the WFOEs with contractual rights over, and allows the WFOEs to derive economic benefits from the VIEs. Pursuant to the agreements, WFOEs have the exclusive rights to provide technical and management consulting services to the VIEs relating to the business operation and management of the VIEs. In return for such services, the VIEs agree to pay to WOFEs service fees in the equivalent amount of VIEs’ audited total amount of net income.

Under the Exclusive Consulting and Services Agreements, WFOEs shall enjoy all economic benefits of, and bear all risks or losses arising from, the business operation of the VIEs. In addition, WFOEs are entitled to all intellectual property rights arising from the technical and management consulting services. WFOEs can also direct the VIEs’ daily operation and management and influence employment and appointment of the VIEs’ staff, directors and management by making recommendations, which the VIEs have agreed to accept.

The Exclusive Consulting and Service Agreements with Shanghai Earntz and Beijing Earntz came into effect on July 9, 2021 and March 17, 2022, respectively, and will remain effective indefinitely unless early terminated as set forth in the termination section of this agreement. The Exclusive Consulting and Service Agreement with Shanghai Earntz was amended and restated by the parties on January 30, 2022.

Equity Interest Pledge Agreements

Under the Equity Interest Pledge Agreements by and among the VIEs’ shareholders, WFOEs, and the VIEs, the VIEs’ shareholders pledged all of their equity interests in the VIEs to WFOEs, to guarantee the VIEs’ performance of their obligations under the Exclusive Consulting and Services Agreements, including the VIEs’ timely and complete payment of services fees. The WFOEs are also entitled to all cash and non-cash earnings, including, without limitation, dividends, bonuses, and benefits generated from the pledged equity interest.

Without our WFOEs’ prior written consent, the shareholders of the VIEs agree not to transfer or create or allow any encumbrance on the pledged equity interests except as otherwise provided in the Exclusive Option Agreements as described below, if any of the specified events of default occur, or in the event of any possible apparent loss in value of the pledged equity interest that is sufficient to threaten the relevant interests of the WFOEs as the pledgee, will be entitled to transfer, auction or sale of all or part of the pledged equity interests in the VIEs and the priority in receiving the proceeds from such disposal.

Pursuant to Equity Interest Pledge Agreements, the pledges shall become effective as of the date when the pledges therein are registered with the administration of industry and commerce, which will remain effective until the termination date or early termination of the Exclusive Consulting and Services Agreements and when all payments due to the pledgee under the Exclusive Consulting and Services Agreements have been settled or the pledgee has realized its pledge in accordance with the provisions of the Agreement.

On November 26, 2021, Junjie Hu and Xiang Zhang, the shareholders of Shanghai Earntz, have completed the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority. Junjie Hu and Yanlun Lin, the shareholders of Beijing Earntz, are undergoing the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority.

Exclusive Option Agreements

Pursuant to the Exclusive Option Agreements by and among the WFOEs, the VIEs and all shareholders of the VIEs, such shareholders jointly and severally agreed to irrevocably grant to the WFOEs, to the extent permitted by PRC law, the exclusive equity call option, which is the right to purchase, or designate a third party to purchase, all or part of their equity interests at any time at the lower of (i) the lowest possible price permitted by PRC law if relevant PRC Law requires evaluation of the equity or assets or makes restrictions on the transfer price of the equity or assets or (ii) the amount in proportion to their respective contributions to the registered capital of the VIEs.

The shareholders of the VIEs further jointly and severally agreed to irrevocably grant to the WFOEs, to the extent permitted by PRC law, the exclusive asset call option, which is the right to purchase, or designate a third party to purchase, all or part of the VIEs’ assets at any time at the lower of (i) the lowest possible price permitted by PRC law if relevant PRC Law requires evaluation of the equity or assets or makes restrictions on the transfer price of the equity or assets or (ii) the net book value of the relevant assets.

The shareholders of the VIEs undertake that, without the prior written consent of the WFOEs, they will not transfer or otherwise dispose of any option equity interest, or create any encumbrances or third party interests upon any option equity interest, increase or reduce the registered capital of the VIEs, cause or agree to the merger of the VIEs with any other entities, terminate any material agreements or enter into any material agreements that conflict with existing material agreements to which such VIEs are a party, cause such VIE to declare or distribute any distributable profits, dividends or other distributions, or agree to or cause such VIEs to terminate, liquidate, or dissolve. The shareholders of the VIEs further undertakes that they will not cause the VIEs to dispose of any material company assets or create any encumbrances or third party interests upon any company assets.

The Exclusive Option Agreements remains in effect until all equity interest held by shareholders of the VIEs and the VIEs’ assets have been transferred to the WFOEs and/or any or its designated entity or individual in accordance with the agreements.

Powers of Attorney

Under the Powers of Attorney, each shareholder of the VIEs unconditionally and irrevocably authorized the WFOEs or any person(s) designated the by WFOEs to exercise its shareholder rights, including (1) attend shareholders' meetings of the VIEs and execute relevant shareholders’ resolutions on their behalf; (2) exercise all shareholders’ rights under PRC law and the VIEs’ articles of association, including, without limitation, the rights to vote, sell, transfer, pledge, or dispose of all or a portion of their equity interests; (3) appoint and elect, as their authorized representative, the legal representative, chairman of the board of directors, directors, supervisors, general managers and other senior managements; (4) execute documents, meeting minutes and relevant filling documents in relation to the registration of the VIEs kept by competent administrations of industry and commerce; and (5) exercise the voting right on behalf of the registered shareholders of such VIEs when it is bankrupt. The WFOEs are also entitled to declare, use or otherwise dispose of any cash dividends or bonuses generated by the shareholders’ equity interests or other non-cash earnings without the shareholders’ consent.

The Powers of Attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of such VIE.

Spouse Consent Letters

Pursuant to the Spouse Consent Letters, the spouse of each applicable shareholder of the VIE unconditionally and irrevocably agreed that the equity interest in the VIEs held by them and registered in their names will be disposed of pursuant to the Exclusive Consulting and Services Agreements, the Exclusive Option Agreements, the Equity Interest Pledge Agreements and the Powers of Attorney described above. Each of the signing spouse agreed not to assert any rights over the equity interest in the VIE held by such shareholder. In addition, in the event that any spouse obtains any equity interest in such VIE held by such shareholder for any reason, he or she agreed to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Based on the foregoing contractual arrangements, Shanghai WFOE and Beijing WOFE have gained contractual rights over Shanghai Earntz and Beijing Earntz, respectively. Because of the conditions we have satisfied for consolidation of the VIE under U.S. GAAP and we are the primary beneficiary of the VIE for accounting purposes.  Therefore, each of Shanghai Earntz and Beijing Earntz is considered a Variable Interest Entity under Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation,” because the Company, through Shanghai WFOE and Beijing WFOE, is the primary beneficiary of Shanghai Earntz. Accordingly, Shanghai Earntz has been consolidated (See Note 3 – Consolidation of Variable Interest Entity and Note 17 – Subsequent Events).

On July 9, 2021, Earntz Cayman completed a reorganization of entities under common control of its shareholder, who collectively owned all of the equity interests of Earntz Cayman prior to the reorganization. Earntz Cayman, and Earntz HK were established as the holding companies of Shanghai WFOE and Beijing WFOE. Shanghai WFOE is the primary beneficiary of Shanghai Earntz and Beijing WFOE is the primary beneficiary of Beijing Earntz, and all of these entities included in Earntz Cayman are under common control which results in the consolidation of Shanghai Earntz and Beijing Earntz which have been accounted for as a reorganization of entities under common control at historical carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Earntz Cayman.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

All consolidated financial statements and notes to the consolidated financial statements are presented in United States dollars (“US Dollar” or “US$” or “$”). The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries and its VIEs, over which the Company exercises contractual rights and is the primary beneficiary. Although the VIE agreements were entered into in July 2021 and March 2022, since the Company and the VIEs are under common control, the financial statements reflect the operations as if the VIEs’ agreements were in effect as of the beginning of the earliest period presented. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following legal entities:

Subsidiaries	Activities	Place Incorporated	Date Incorporated	Ownership Percentage
Earntz International Limited (“Earntz HK”)	Holding company	Hong Kong, the PRC	March 19, 2021	100% owned by Earntz Cayman
Shanghai Earn and Earn Management Consulting Co., Ltd. (“Shanghai WFOE”)	Holding company	Shanghai, the PRC	July 8, 2021	100% owned by Earntz HK
Beijing Earn and Earn Management Consulting Co., Ltd. (“Beijing WFOE”)	Holding company-currently inactive	Beijing, the PRC	September 17, 2021	100% owned by Earntz HK

VIEs	Activities	Place Incorporated	Date Incorporated
Shanghai Earntz Nonwoven Co., Ltd (“Shanghai Earntz”)	Manufacture and sell nonwoven fabrics and related products	Shanghai, the PRC	July 25, 2016	VIE of Shanghai WFOE
Beijing Earntz Technology Co., Ltd (“Beijing Earntz”)	Currently inactive	Beijing, the PRC	August 3, 2021	VIE of Beijing WFOE

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, and revenue recognition. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

Cash

Cash comprises cash at banks and on hand, and it is held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2021 and 2020, the Company had cash equivalents of approximately nil and $77,000, respectively.

Accounts receivable, net

Accounts receivable are stated and carried at their original invoiced amount. Accounts are considered overdue after 180 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, age of the receivable, the economic environment, industry trend analysis, and the credit history and financial condition of the customer. Management reviews its receivables on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable. As of December 31, 2021 and 2020, there was a $3,513,513 and $2,287,371 allowance for doubtful accounts for accounts receivable, respectively.

Notes receivable

Notes receivable consisted of bank acceptance notes of $1,033,340 and $2,041,550 received from the Company’s customers as of December 31, 2021 and 2020, respectively. These notes with three to six months maturity dates were issued by customers to pay their payable balances to the Company with no interest and these notes are guaranteed by the customers’ banks.

Inventories

Inventories consist of raw material and finished goods which are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management periodically compares the cost of inventories with its net realizable value, and will establish an allowance to adjust its inventories to their respective net realizable value (“NRV”) if NRV is lower than cost. As of December 31, 2021 and 2020, there was no allowance.

Deposits

Deposits consist of lease deposits. Management regularly reviews the age of these deposits and changes in payment trends and records an allowance when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off against the allowance after exhaustive efforts at collection was made. As of December 31, 2021 and 2020, there was no allowance for doubtful accounts for deposits.

Value added tax

The Company is subject to value added tax (“VAT”) in the PRC. As of December 31, 2021, the net VAT payable balance of approximately $365,000 is included in tax payable on the consolidated balance sheets As of December 31, 2020, the net VAT prepaid balance of approximately $99,000 is included in prepayments on the consolidated balance sheets. Revenues from domestic sales are presented net of applicable VAT. The Company is subject to VAT at the following rates:

	2021	2020
	January to December	January to December
VAT on sales (depending on types of products sold)	13%	13%

Property and equipment

Property and equipment are stated at cost and consist of manufacturing equipment, transportation and office equipment and leasehold improvements. Equipment is depreciated over its estimated useful life and the related depreciation expense is computed using the straight-line method. Leasehold improvements are amortized over the lesser of their estimated useful lives or remaining lease terms, as appropriate.

The estimated useful lives are as follows:

Useful life
Transportation equipment	4 years
Manufacturing equipment	10 years
Furniture and fixtures	5 years
Office equipment	3 years
Leasehold improvements	Lesser of useful life or remaining lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the useful lives to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of equipment management software. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of 3 years.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2021 and 2020, no impairment of long-lived assets was recognized.

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering”. Deferred offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the public offering and that are deferred and will be charged to shareholders’ equity upon the completion of the public offering. If the offering is not completed, these costs will be expensed.

Prepayments

Prepayments are mainly payments made to vendors or service providers for purchasing goods or services that have not been received or provided, including rent and utilities. These amounts are refundable and bear no interest. Prepayments are classified as either current or non-current based on the terms of the respective agreements. These prepayments are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2021 and 2020, the Company made no allowance for impairment.

Statutory reserves

The Company’s PRC entities and its VIEs are required to make appropriations to certain non-distributable reserve funds.

In accordance with the Company Laws of the PRC, the Company’s entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of after tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing the capital of the respective entity. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

Financial instruments

US GAAP, regarding fair value of financial instruments and related fair value measurements, defines fair value and establishes a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of the hierarchy are defined as follows:

Level 1:	inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2:	inputs include quoted prices, other than those in level 1, for the same in inactive markets or similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3:	inputs are unobservable.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximates fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Topic 606 “Revenue from Contracts with Customers”. The core principle underlying ASC 606 is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

The ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies each performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

The Company derives its revenues from sales contracts with its customers with revenues being recognized upon delivery of products. Persuasive evidence of an arrangement is demonstrated via sales contract and invoice; and the sales price to the customer is fixed upon acceptance of the sales contract and there is no separate sales rebate, discount, or other incentive. Such revenues are recognized at a point in time after all performance obligations are satisfied. Revenue is recognized net of returns. For the years ended December 31, 2021 and 2020, total sales returns were approximately nil and $5,000,000, respectively.

Segment information and geographic data

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Based on management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

Leases

The Company accounts for all significant leases as either operating or capital. At lease inception, if the lease meets any of the following four criteria, the Company will classify it as a capital lease: (a) transfer of ownership to lessee at the end of the lease term, (b) has a bargain purchase option, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, or (d) the present value of the minimum lease payments is 90% or more of the fair value of the leased asset. Otherwise, the lease will be treated as an operating lease. No capital leases exist as of December 31, 2021 and 2020.

Advertising costs

Advertising costs amounted to $31,909 and $3,062 for the years ended December 31, 2021 and 2020, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Research and development

Research and development expenses include salaries and other compensation-related expenses for the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Income taxes

The Company accounts for income taxes in accordance with US GAAP. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax assets and liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. The net deferred tax asset is reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. PRC tax returns filed for the years ended December 31, 2018 to 2020 are subject to examination by the applicable tax authorities.

Government subsidies

Other income, net includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote industry development. The Company receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there are no further performance obligations. Total government subsidies, net of tax, amounted to $173,548 or $0.01 per share and $872,724 or $0.05 per share for the years ended December 31, 2021 and 2020, respectively.

Foreign currency translation

The functional currencies of the Company are the local currency of the country in which the entities operate. The reporting currency of the Company is the United States Dollar (“USD”). The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies are translated at the historical rates of exchange at the time of the capital transactions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in stockholders’ equity.

The functional currency of Earntz Cayman is the USD. The functional currency of Earntz HK is the Hong Kong dollar (“HKD”). The Company’s subsidiaries and VIEs with operations in the PRC use the local currency, Renminbi (“RMB”), as their functional currency. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting these consolidated financial statements of the subsidiaries and the operating VIE using the RMB as their functional currency, the Company’s assets and liabilities are expressed in USD at the exchange rate on the balance sheet date, which is 6.3721 and 6.5222 to one USD as of December 31, 2021 and 2020, respectively; stockholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rates during the period, which is 6.4503 and 6.9016 to one USD for the years ended December 31, 2021 and 2020, respectively.

For the purpose of presenting these consolidated financial statements of the subsidiary using the HKD as its functional currency, the Company’s assets and liabilities are expressed in USD at the exchange rate on the balance sheet date, which is 7.7976 and 7.7536 to one USD as of December 31, 2021 and 2020, respectively; stockholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.7725 and 7.7560 to one USD for the years ended December 31, 2021 and 2020, respectively.

Translation gain (loss) that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations. There were $26,005 and $192,372 foreign currency transaction losses for the years ended December 31, 2021 and 2020.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2020, there were no dilutive shares.

Comprehensive income

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under US GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using the USD as its functional currencies.

Employee benefits

Full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare programs, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were approximately $19,448 and $11,867 for the years ended December 31, 2021 and 2020, respectively.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2020, and interim reporting periods within annual reporting periods beginning after December 15, 2021. The Company has not early adopted this update and it will become effective on January 1, 2022 after FASB delayed the effective date for non-public companies with ASU 2020-05. The adoption of ASU 2016-02 resulted in the recognition of approximately $2.4 million of right-of-use assets with a corresponding lease liability in the consolidated financial statements on January 1, 2022.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 after FASB delayed the effective date for non-public companies with ASU 2019-10. The Company is currently evaluating the impact of this new standard on the consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption of the amendments is permitted, including adoption in any interim period for (i) public business entities for periods for which financial statements have not yet been issued and (ii) all other entities for periods for which financial statements have not yet been made available for issuance. The adoption of this standard did not have a material impact on the consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning January 1, 2021. These amendments do not change the effective dates for Update 2017-08. The adoption of this standard did not have a material impact on the consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard did not have a material impact on the consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Variable interest entities (“VIEs”)

On July 9, 2021, Shanghai WFOE entered into Contractual Arrangements with Shanghai Earntz, the “operating VIE”. On March 17, 2022, Beijing WFOE entered into Contractual Arrangements with Beijing Earntz, which has not commenced any business activities as of December 30, 2021. The significant terms of these Contractual Arrangements are summarized in “Note 1—Nature of business and organization” above. As a result, the Company classifies Shanghai Earntz and Beijing Earntz as VIEs which are consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIEs. The WFOEs are deemed to have a controlling financial interest and be the primary beneficiary of Shanghai Earntz and Beijing Earntz because they have both of the following characteristics:

(1) The power to direct activities at Shanghai Earntz and Beijing Earntz that most significantly impact such entity’s economic performance, and

(2) The right to receive benefits and the financial obligation to absorb losses from Shanghai Earntz and Beijing Earntz that could potentially be significant to such entity.

The Contractual Arrangements are designed so that Shanghai Earntz and Beijing Earntz operate for the benefit of the WFOEs and ultimately, the Company.

Accordingly, the accounts of Shanghai Earntz and Beijing Earntz are consolidated in the accompanying financial statements. In addition, their financial position and results of operations are included in the Company’s financial statements. Under the VIE Arrangements, the Company has the power to direct the activities of Shanghai Earntz and Beijing Earntz and can have assets transferred out of Shanghai Earntz and Beijing Earntz. Therefore, the Company considers that there is no asset in Shanghai Earntz and Beijing Earntz that can be used only to settle obligations of Shanghai Earntz and Beijing Earntz, except for their registered capital and PRC statutory reserves, if any. As Shanghai Earntz and Beijing Earntz are incorporated as limited liability companies under the Company Law of the PRC, their creditors do not have recourse to the general credit of the Company for any of the liabilities of Shanghai Earntz and Beijing Earntz.

Beijing Earntz and Beijing WFOE have not commenced operations as of the date of this report.

The carrying amount of the operating VIE’s consolidated assets and liabilities are as follows:

	December 31,	December 31,
	2021	2020

Current assets	$11,858,677	$19,126,666
Intercompany receivable	4,133,171	-
Non-current assets	9,401,447	7,798,319
Total assets	25,393,295	26,924,985
Total liabilities	8,397,667	11,270,016
Stockholders’ equity	$16,995,628	$15,654,969

The summarized operating results of the operating VIE are as follows:

	Year Ended December 31,
	2021	2020

Sales	$17,507,069	$46,901,200

Cost of sales	13,253,149	22,317,921
Gross profit	4,253,920	24,583,279
Operating expenses	7,072,150	14,077,551
(Loss) Income from operations	(2,818,230)	10,505,728
Other income, net	7,648	1,088,125
(Provision) for income taxes	(114,249)	(1,515,449)
Net (loss) income	$(2,924,831)	$10,078,404

The summarized statements of cash flow of the VIE are as follows:

	Year Ended December 31,
	2021	2020

Net cash (used in) provided by operating activities	$(3,319,709)	$11,528,883

Net cash (used in) investing activities	(2,422,888)	(5,942,154)
Net cash provided by (used in) financing activities	2,127,954	(1,832,788)
Effect of exchange rate changes on cash	59,354	247,072
Net (decrease) increase in cash	(3,555,289))	4,001,013
Cash, beginning	4,414,205	413,192
Cash, ending	$858,916	$4,414,205

Note 4 – Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2021	December 31, 2020

Accounts receivable	$7,867,764	$6,131,397
Less: allowance for doubtful accounts	(3,513,513)	(2,287,371)
Total accounts receivable, net	$4,354,251	$3,844,026

Movement of allowance for doubtful accounts is as follows:

	Year Ended December 31,
	2021	2020

Beginning balance	$2,287,371	$-
Provision for doubtful accounts	3,359,828	2,162,036
Less: write-off	(2,180,752)	-
Less: recovery	(20,848)	-
Exchange rate effect	67,914	125,335
Ending balance	$3,513,513	$2,287,371

Note 5 – Prepayments

Prepayments consisted of the following:

	December 31, 2021	December 31, 2020

Equipment and mold purchases	$1,223,801	$2,250,813
Raw material purchases	721,936	3,724,247
Rent and electricity	223,903	210,886
Software purchases	-	5,549
Commissions	-	15,330
Other services	50,149	200,926
Income tax	112,693	-
VAT	-	99,629
Total	$2,332,482	$6,507,380

Note 6 – Inventory

Inventory consisted of the following:

	December 31, 2021	December 31, 2020

Raw materials	$1,642,513	$2,312,383
Finished goods	1,051,190	-
Total	$2,693,703	$2,312,383

There were no inventory write-downs recognized for the years ended December 31, 2021 and 2020.

Note 7 – Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2021	December 31, 2020

Production equipment	$10,440,811	$7,825,285
Furniture and fixtures	190,703	59,068
Office equipment	432,397	355,577
Leasehold improvements	1,536,587	1,486,001
Transportation equipment	37,418	36,559
Total	12,637,916	9,762,490
Less: accumulated depreciation and amortization	(3,262,728)	(2,017,016)
Property and equipment, net	$9,375,188	$7,745,474

Depreciation and amortization expense for the years ended December 31, 2021 and 2020 was $1,215,362 and $875,474, respectively.

Note 8 – Intangible assets, net

Intangible assets consisted of the following:

	December 31, 2021	December 31, 2020

Software	$59,948	$58,572
Less: accumulated amortization	(39,965)	(19,524)
Intangible assets, net	$19,983	$39,048

Amortization expense charged to operations for the years ended December 31, 2021 and 2020 was $19,740 and $18,454, respectively.

Note 9 – Short-term bank borrowings

Short-term bank borrowings consisted of the following:

		Interest	Collateral/	Date of	December 31,	December 31,
Bank name	Term	rate	Guarantee	settlement	2021	2020

China Construction Bank - Shanghai Jinshan branch	From March 8, 2021 to March 7, 2022	3.85%	Guaranteed by Mr. Junjie Hu and Ms. Yanlun Lin	March 9, 2022	$1,569,000	$-
Bank of China - Shanghai Fengjing branch	From March 24, 2021 to March 23, 2022	3.35%	Guaranteed by Mr. Junjie Hu and Ms. Yanlun Lin	March 24, 2022	470,700	-
Bank of China - Shanghai Fengjing branch	From May 28, 2021 to May 27, 2022	3.85%	Guaranteed by Mr. Junjie Hu and Ms. Yanlun Lin	May 31, 2022	784,500	-
Industrial And Commercial Bank Of China - Shanghai Jinshan branch	From August 20, 2021 to August 19, 2031	3.80%	Guaranteed by Mr. Junjie Hu and Ms. Yanlun Lin		1,569,000
Shanghai Rural Bank - Jinshan Branch	From December 8, 2021 to December 3, 2022	3.85%	Guaranteed by Mr. Junjie Hu		784,500
China Construction Bank - Shanghai Jinshan branch	From February 20, 2020 to February 19, 2021	2.80%	Guaranteed by Mr. Junjie Hu and Ms. Yanlun Lin	February 24, 2021	-	919,800
Bank of Communications- Shanghai Zhujing branch	From March 2, 2020 to March 2, 2021	4.10%	Guaranteed by Mr. Junjie Hu	March 2, 2021	-	306,600
Bank of China - Shanghai Fengjing branch	From April 28, 2020 to April 27, 2021	3.35%	See below*	March 2, 2021 to May 8, 2021	-	766,500
Shanghai Rural Bank - Jinshan Branch	From December 1, 2020 to November 30, 2021	3.60%	None			306,600
Shanghai Rural Bank - Jinshan Branch	From December 10, 2020 to December 9, 2021	3.60%	None			459,900
Total					$5,177,700	$2,759,400

*	85% guaranteed by Shanghai Small, Medium and Micro Enterprises Policy Financing Guarantee Fund Management Center

Interest expense for the years ended December 31, 2021 and 2020 was $128,561 and $67,174, respectively.

Note 10 – Related party balances and transactions

Related party balances

Advance from related parties consists of the following:

			December 31,	December 31,
Name	Relationship	Nature	2021	2020

Junjie Hu	a major shareholder of Earntz Cayman and 100% beneficiary owner of Shanghai Earntz and a 94.8% owner of Beijing Earntz	Advances for operations, no interest, due on demand	$(77,819)	$(76,034)
		Payment of share transfer tax on behalf of Mr. Junjie Hu, with interest rate 3.7%, due on June 30, 2022*	575,002	-
			$497,183	$(76,034)

*	On August 16, 2021, Shanghai Earntz paid RMB 3.6 million ($0.56 million) for a share transfer tax on behalf of Mr. Junjie Hu, the chief executive officer and major shareholder of the Company, relating to the transfer of Shanghai Earntz shares by a third party shareholder to him. Mr. Hu had agreed to reimburse the Company for the full amount of the tax paid plus interest at 3.7% by June 30, 2022. However, due to COVID-19 and the lockdown in Shanghai, the due date was postponed and the loan was repaid on August 9, 2022.

Guarantees

Mr. Junjie Hu, a major shareholder of Earntz Cayman and 100% beneficiary owner of Shanghai Earntz and a 94.8% owner of Beijing Earntz, and Ms. Yanlun Lin, Mr. Junjie Hu’s spouse made guarantees for several bank loans of the Company (see Note 9).

Lease from related party

				Prepayment As of December 31,		Rent expense For the year ended December 31,
Name	Nature	Lease term	Payment	2021	2020	2021	2020

*Xing Zhang’s father	Plant lease	January 1, 2019 to December 31, 2026	Annual rent $430,000; 5% increase in 2021 and 2024; paid quarterly	$120,020	$117,266	$451,681	$402,142

*	Xing Zhang is a 25% nominee owner of Shanghai Earntz

Note 11 – Income taxes

Cayman Islands

Earntz Cayman was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Earntz HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provision for the Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Earntz HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The subsidiaries and VIEs incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. The PRC grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shanghai Earntz obtained the “high-tech enterprise” tax status in December 2019, which reduced its statutory income tax rate to 15% for the years ended December 31, 2019 to December 31, 2022. In addition, 100% and 75% of research and development expenses are subject to additional deduction from pre-tax income for the year ended December 31, 2021 and 2020, respectively. Tax savings under the HNTEs’ preferential tax treatment for the years ended December 31, 2021 and 2020 amounted to $438,915 and $526,783, respectively. The preferential tax rate reduction increased earnings per share by $0.03 and $0.03 for the years ended December 31, 2021 and 2020, respectively.

Provision for income taxes consisted of:

	Year Ended December 31,
	2021	2020

Current income tax expense	$658,373	$790,175
Deferred income tax (benefit) expense	(544,124)	725,274
Provision for income taxes	$114,249	$1,515,449

Significant components of net deferred tax assets and liabilities were as follows:

	December 31, 2021	December 31, 2020

Deferred tax assets
Accrued expenses	$386,973	$557,413
Allowance for doubtful accounts	406,331	343,106
Total deferred tax assets	793,304	900,519
Deferred tax liabilities
Depreciation	(560,240)	(645,473)
Revenues	(386,542)	(943,157)
Total deferred tax liabilities	(946,782)	(1,588,630)
Total net deferred tax (liability)	$(153,478)	$(688,111)

The Company evaluates the recoverable amounts of net deferred tax assets and provides a valuation allowance to the extent that future taxable profits will be available against which the net operating loss carryforwards and temporary differences can be utilized. The Company considers both positive and negative factors when assessing the future realization of the net deferred tax assets and applies weight to the relative impact of the evidence to the extent it could be objectively verified.

Reconciliation of the effective income tax rate is as follows:

	Year Ended December 31,
	2021	2020

Tax at PRC statutory rate	25.0%	25.0%
Preferential tax rate reduction	(10.0)%	(10.0)%
Permanent differences*	(25.5)%	-
Additional R&D deduction in China	6.5%	(2.0)%
Effective tax rate	(4.0)%	13.0%

*	Export revenue recognized under PRC tax law but not allowed to be recognized under US GAAP net of bad debt expense which will not be deductible under PRC tax law.

Taxes payable consisted of the following:

	December 31, 2021	December 31, 2020

Income taxes	$-	$282,944
VAT	333,986	-
Other taxes	88	1,840
Total	$334,074	$284,784

Note 12 – Stockholders’ equity

Ordinary shares

The Company has authorized 500,000,000 ordinary shares with a par value of $0.0001.

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Company’s subsidiaries and VIEs in the PRC are required to provide for certain statutory reserves, which are appropriated from net profits as reported in accordance with PRC accounting standards. The Company’s subsidiaries and VIEs in the PRC are required to allocate at least 10% of their after-tax profits to a statutory reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of entity in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The statutory reserve of the Company’s operating subsidiary and VIE in the PRC was $1,035,288 and $1,035,288 as of December 31, 2021 and 2020, respectively.

Restricted assets

As a result of these PRC laws and regulations and the requirement that distributions by the Company’s subsidiaries and VIEs in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s subsidiaries and VIEs in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Company’s subsidiaries and VIEs in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represents the amount of net assets of the Company’s subsidiaries and VIEs in the PRC not available for distribution, was approximately $5,709,000 as of December 31, 2021 and 2020.

Note 13 – Commitments

Lease Commitments

The Company entered into leases for two plants and nine forklifts located in the PRC. The total future minimum lease payments under the non-cancellable operating leases as of December 31, 2021 are as follows:

Year ending December 31,	Minimum lease payments

2022	$519,000
2023	492,000
2024	504,000
2025	504,000
2026	504,000
Future minimum operating lease payments	$2,523,000

Lease expense for the years ended December 31, 2021 and 2020 was approximately $522,000 and $471,000, respectively.

Note 14 – Risks and uncertainties

Foreign currency risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ and VIEs’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how market forces, PRC or U.S. government policies may impact the exchange rates between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As a result, the Company is exposed to foreign exchange risk as revenues and results of operations may be affected by fluctuations in the exchange rate between the USD and RMB. If the RMB depreciates against the U.S. dollar, the value of RMB revenues, earnings and assets as expressed in USD financial statements will decline. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

Credit risk

The Company is exposed to credit risk from its cash in bank, cash equivalents, accounts receivable, other receivables, note receivables, and prepayments.

As of December 31, 2021, approximately $468,000 was on deposit with a bank located in the PRC not subject to insurance coverage. In China, the insurance coverage of each bank is RMB 500,000 (approximately $78,000). Management believes that the credit risk on cash in bank and fixed deposits is limited because the counterparties are recognized financial institutions.

For the credit risk related to cash equivalents, accounts receivable, other receivables, notes receivable, and prepayments, the Company performs ongoing credit evaluations of its customers and vendors. Currently, no allowance was required for all periods presented.

Inflation risk

Increased inflation may have an adverse impact on the Company’s costs, as a result, on our results of operations. Inflation generally affects us by increasing our cost of labor, cost of raw materials, and freight costs for our exported products. We source key materials from vendors in China. Although China has not experienced significant inflation and inflation has not had a material impact on our results of operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. Sustained or rising inflation may result in increased costs to us in obtaining supplies of key materials to produce our products. As a result, our results of operations may be adversely impacted.

Significant customers

For the year ended December 31, 2021, two customers accounted for 15.7% and 12.5% of the Company’s total revenues. For the year ended December 31, 2020, three customers accounted for 17.2%, 17.0% and 10.2% of the Company’s total revenues.

As of December 31, 2021, two customers accounted for 16.1% and 13.3% of accounts receivable. As of December 31, 2020, two customers accounted for 27.3% and 21.8% of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2021, five vendors accounted for 18.6%, 15.9%, 15.8%, 12.9% and 12.1% of the Company’s total purchases. For the year ended December 31, 2020, three vendors accounted for 30.8%, 27.2% and 21.5% of the Company’s total purchases.

As of December 31, 2021, three vendors accounted for 33.4%, 23.0% and 21.6% of accounts payable. As of December 31, 2020, two vendors accounted for 51.8% and 45.4% of accounts payable.

COVID-19 Pandemic

In 2020, the COVID-19 pandemic caused our operations to substantially increase as the supply and demand of non-woven products, including masks, significantly increased worldwide. Unlike traditional businesses that are negatively affected by the coronavirus (COVID-19), our sales increased significantly during the pandemic as the demand for personal protective equipment (“PPE”) increased to an all-time high. However, there are still great uncertainties surrounding the future of COVID-19 and its variants, like “Delta” and “Omicron”, and the market demand for PPE products and, accordingly, the related financial impact cannot be reasonably estimated at this time.

Due to the outbreak of Omicron variant in China in early 2022, certain cities in China have imposed new restrictions and quarantine requirements with office closures and stay home orders, including Shanghai city where our headquarters are located. The office and factory of Shanghai Earntz were closed from March 28, 2022 to April 1, 2022 and reopened with reduced production capacity and limited employees for PPE production only from April 2, 2022 while the city was under a stay home order until June 1, 2022 to contain the spread of COVID-19. Our business operations have fully resumed since June 1, 2022. As a result, Shanghai Earntz was running at a 30% production capacity in second quarter of 2022 and revenue growth was negatively impacted.

Note 15 – Segment information and revenue analysis

The Company follows ASC 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company and hence the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Disaggregated information of revenues by product types are as follows:

	Year Ended December 31,
	2021	2020

*Non-woven fabrics	$12,135,922	$14,106,240
Masks	2,657,569	32,427,165
Raw materials	2,713,578	367,795
Total revenues	$17,507,069	$46,901,200

*	Non-woven fabrics are raw materials to produce face masks and eye mask. Shanghai Earntz manufactures and sells non-woven fabrics as well as face masks and eye masks. The Company is in the process of developing sanitary products, including adult diapers and feminine hygiene pads, which will also use non-woven fabrics as raw materials.

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Disaggregated information of revenues by geographic locations are as follows:

	Year Ended December 31,
	2021	2020

Domestic PRC	$15,774,344	$31,136,804
Italy	1,100,830	10,952,156
Spain	605,028	3,800,446
Other countries	26,867	1,011,794
Total revenues	$17,507,069	$46,901,200

Note 16 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of its consolidated subsidiaries in accordance with Rule 4-08(e)(3) of Regulation S-X promulgated by the SEC, “General Notes to Financial Statements” and concluded that it was applicable, and the Company is required to disclose the required financial statement information for the parent company. The subsidiaries did not pay any dividends to the parent for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiaries under the equity method of accounting. Such investments are presented on the separate parent only balance sheets as “investment in subsidiaries” and the income (loss) of the subsidiaries are presented as “share of income (loss) of subsidiaries” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed or are not required.

PARENT COMPANY BALANCE SHEETS

December 31,
2021
ASSETS
OTHER ASSETS
Investment in subsidiary	$(3,933,709)
Deferred offering costs	199,462

Total assets	$(3,734,247)

LIABILITIES AND (DEFICIT)

Payable to VIE	$199,462
Total liabilities	199,462

COMMITMENTS AND CONTINGENCIES

(DEFICIT)

Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 17,500,000 shares issued and outstanding as of December 31, 2021	1,750
Less: subscription receivable	(1,750)
(Deficit)	(3,933,709)
Total (deficit)	(3,933,709)

Total liabilities and (deficit)	$(3,734,247)

•	Reflects the operations of the VIE from the date of the agreements on July 9, 2021 through December 31, 2021.

PARENT COMPANY STATEMENTS OF OPERATIONS

For the period from March 8, 2021 to December 31, 2021
EQUITY LOSS OF SHANGHAI WFOE	$(3,933,709)

COSTS AND EXPENSES
General and Administrative expenses	-
Total costs and expenses	-

LOSS BEFORE INCOME TAXES	(3,933,709)

PROVISION FOR INCOME TAXES	-

NET LOSS	$(3,933,709)

•	Reflects the operations of the VIE from the date of the agreements on July 9, 2021 through December 31, 2021.

PARENT COMPANY STATEMENTS OF CASH FLOWS

For the period from March 8, 2021 to December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,933,709)
Adjustments to reconcile net loss to cash used in operating activities:
Equity loss of Shanghai WFOE	(3,933,709)

Net cash used in operating activities	-

CHANGES IN CASH	-

CASH, beginning of year	-

CASH, end of year	$-

•	Reflects the operations of the VIE from the date of the agreements on July 9, 2021 through December 31, 2021.

Note 17 – Subsequent events

Due to the outbreak of the Omicron variant in China in early 2022, certain cities in China have imposed new restrictions and quarantine requirements with office closures and stay home orders, including Shanghai city where our headquarters are located. The office and factory of Shanghai Earntz were closed from March 28, 2022 to April 1, 2022 and reopened with reduced production capacity and limited employees for PPE products only since April 2, 2022 while the city was under a stay home order until June 1, 2022 to contain the spread of COVID-19. Our business operations have fully resumed since June 1, 2022.

However, it is not possible to determine the impact of the COVID-19 pandemic on our business operations and financial results for 2022, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 and new variants such as Omicron variant, efficacy and distribution of COVID-19 vaccines, and the actions taken by government authorities and other entities in China and elsewhere to contain COVID-19 such as the recent restrictions and office closures in Shanghai, almost all of which are beyond our control.

The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were available to be issued on August 17, 2022 and determined that there were no such events requiring recognition or disclosure in the financial statements other than the above.

[       ] Ordinary Shares

Earntz Healthcare Products, Inc.

Until ●, 2022 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[                             ]

The date of this prospectus is ●, 2022.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.  Indemnification of Directors and Officers

We are a Cayman Islands exempted company with limited liability. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Amended and Restated Memorandum and Articles of Association provides for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own willful negligence or default.

Pursuant to the indemnification agreements, the form of which will be filed as an exhibit to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.  Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriter was involved in these issuances of securities.

Ordinary Shares:

Purchaser	Date of Issuance	Number of Securities	Consideration
Quality Corporate Services, Ltd.	3/8/2021	1	$0.0001
Aslan Global Ltd.	3/8/2021	16,874,999	$16,874,999
Shuiqing Zhou	3/8/2021	625,000	$62.5

Upon our incorporation on March 8, 2021, we issued 17,500,000 Ordinary Shares to three shareholders in connection with the incorporation of the Company, among which 1 share was issued to our registered agent, who transferred the share to Aslan Global Ltd., a company wholly owned by Mr. Junjie Hu our Chairman and Chief Executive Officer, on the same day. These issuances were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

ITEM 8. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Exhibit Title
1.1	Form of Underwriting Agreement*
3.1	Memorandum and Articles of Association*
4.1	Specimen Certificate for Ordinary Shares*
5.1	Opinion of Maples and Calder (Hong Kong) LLP as to the legality of the Ordinary Shares being registered and certain Cayman Islands tax matters*
8.1	Opinion of King & Capital Law Firm regarding PRC legal matters*
10.1	Exclusive Consulting and Services Agreement, by and between Shanghai Earn and Earn Management Consulting Co., Ltd. and Shanghai Earntz Nonwoven Co., Ltd. dated July 9, 2021*
10.2	Equity Interest Pledge Agreement, by and among Junjie Hu, Xin Zhang, Shanghai Earn and Earn Management Consulting Co., Ltd. and Shanghai Earntz Nonwoven Co., Ltd. dated July 9, 2021*
10.3	Exclusive Option Agreement, by and among Junjie Hu, Xin Zhang, Shanghai Earn and Earn Management Consulting Co., Ltd. and Shanghai Earntz Nonwoven Co., Ltd. dated July 9, 2021*
10.4	Powers of Attorney, by shareholders of Shanghai Earntz Nonwoven Co., Ltd, dated July 9, 2021*
10.5	Spousal Consent granted by the spouse of Junjie Hu dated July 9, 2021*
10.6	Spousal Consent granted by the spouse of Xing Zhang dated July 9, 2021*
10.7	Exclusive Consulting and Services Agreement, by and between Beijing Earn and Earn Management Consulting Co., Ltd. and Beijing Earntz Technology Co., Ltd. dated March 17, 2022*
10.8	Equity Interest Pledge Agreement, by and among Junjie Hu, Yanlun Lin, Beijing Earn and Earn Management Consulting Co., Ltd. and Beijing Earntz Technology Co., Ltd. dated March 17, 2022*
10.9	Exclusive Option Agreement, by and among Junjie Hu, Yanlun Lin, Beijing Earn and Earn Management Consulting Co., Ltd. and Beijing Earntz Technology Co., Ltd. dated March 17, 2022*
10.10	Powers of Attorney, by shareholders of Beijing Earntz Technology Co., Ltd, dated March 17, 2022*
10.11	Spousal Consent granted by the spouse of Junjie Hu dated March 17, 2022*
10.12	Spousal Consent granted by the spouse of Yanlun Lin dated March 17, 2022*
10.13	Employment Agreement by and between Junjie Hu and the Company dated September 14, 2021*
10.14	Employment Agreement by and between Xing Zhang and the Company dated September 14, 2021*
10.15	Form of Indemnification Agreement by between the Company and its directors and executive officers*
10.16	Director Agreement by and between the Company and Yixiao Wang dated [ ]*
10.17	Director Agreement by and between the Company and Heng Zhang dated [ ]*
10.18	Director Agreement by and between the Company and Hao Song dated [ ]*
10.19	Amended and Restated Exclusive Consulting and Services Agreement, by and between Shanghai Earn and Earn Management Consulting Co., Ltd. and Shanghai Earntz Nonwoven Co., Ltd. dated January 30, 2022*
21.1	List of subsidiaries of the Registrant*
23.1	Consent of Wei, Wei & Co., LLP *
23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)*
23.3	Consent of King & Capital Law Firm (included in Exhibit 8.1)*
23.4	Consent of CEVSN Information Consulting Co., Ltd *
24.1	Power of Attorney (included on the signature page of this Registration Statement)
99.1	Code of Business Conduct and Ethics*
99.2	Consent of Yixiao Wang*
99.3	Consent of Heng Zhang*
99.4	Consent of Hao Song*
107	Filing Fee Table*

*	To be filed by amendment

**	Filed herewith

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 9.  Undertakings

The undersigned registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shanghai, on [       ], 2022.

Earntz Healthcare Products, Inc.

By:	/s/
Name:	Junjie Hu
Title:	Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

Power Of Attorney

Each person whose signature appears below constitutes and appoints each of Junjie Hu and Xing Zhang as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/	Chief Executive Officer and Director	[ ], 2022
Junjie Hu	(Principal Executive Officer)

/s/	Chief Financial Officer and Director	[ ], 2022
Xing Zhang	(Principal Financial Officer and Principal Accounting Officer)

/s/	Director	[ ], 2022
Yixiao Wang

/s/	Director	[ ], 2022
Heng Zhang

/s/	Director	[ ], 2022
Hao Song

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Earntz Healthcare Products, Inc. has signed this registration statement on the [       ] day of [       ], 2022.

Authorized U.S. Representative COGENCY GLOBAL INC.

/s/
Name: Colleen A. DeVries
Title: Senior Vice President